Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Facsimile: 212-422-4726

Ellen S. Friedenberg
E-mail: frieden@hugheshubbard.com
212-837-6465



January 20, 2005

FEDERAL EXPRESS



Securities and Exchange Commission
Office of International Corporate Finan
450 Fifth Street NW
Stop 3-2
Washington, DC 20549



Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg



ESF:bam

Enclosure

1/27

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

Jan.14 , 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: ______________________
Yoshio Itaya
General Manager of
Finance and Accounting Department

Enclosure

**Exhibit A**

**Additional Rule 12g3-2(b) Documents**

**A.** **English Language Documents.**

None.

**B.** **Japanese Language Documents.**

1. Semi-annual Securities Report, dated September 8, 2004, for the six-month period ended June 30, 2004 (brief description of which is set forth in Exhibit B)

2. Semi-annual Business Report, dated September 9, 2004, for the six-month period ended June 30, 2004 (brief description of which is set forth in Exhibit B)

3. Report, dated November 11, 2004, on the status of purchase of its own shares by the Company for the period from October 22, 2004 through October 31, 2004 (brief description of which is set forth in Exhibit B)

4. Report, dated December 10, 2004, on the status of purchase of its own shares by the Company for the period from November 1, 2004 through November 30, 2004 (brief description of which is set forth in Exhibit B)

5. Brief announcement of interim consolidated financial statements (unaudited) dated August 3, 2004, for the six-month period ended June 30, 2004 (English translation as Attachment 1)

6. Brief announcement of interim non-consolidated financial statements (unaudited) dated August 3, 2004, for the six-month period ended June 30, 2004 (English translation as Attachment 2)

7. Supplementary materials for consolidated interim financial results for the six-month period ended June 30, 2004 (English translation as Attachment 3)

8. Overview of consolidated company performance (unaudited), dated October 21, 2004, for the third quarter of the fiscal year 2004 (English translation as Attachment 4)

9. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

    a. Document titled "Flash Report (Provisional) of the Interim Financial Results for the Fiscal Term ended June 30, 2004" dated July 13, 2004 (English translation as Attachment 5)

    b. Document titled "F. Hoffmann-La Roche Announces Half Year Results 2004" dated July 21, 2004 (English translation as Attachment 6)

c. Document titled "Transfer of Nonprescription Products (OTC) Business from Chugai Pharmaceutical to Lion Corporation" dated July 30, 2004 (English translation as Attachment 7)

d. Document titled "Results of the Early Retirement Program" dated August 25, 2004 (English translation as Attachment 8)

e. Document titled "Notice of the Establishment of the *Chugai Clinical Research Center Co., Ltd.*" dated September 6, 2004 (English translation as Attachment 9)

f. Document titled "Restructuring Retirement Pension Program" dated September 30, 2004 (English translation as Attachment 10)

g. Document titled "F. Hoffmann-La Roche Announces Third Quarter Sales 2004" dated October 14, 2004 (English translation as Attachment 11)

h. Document titled "Notice Concerning Acquisition of the Company's Own Shares" dated October 21, 2004 (English translation as Attachment 12)

i. Document titled "Notice Concerning Completion of the Acquisition of the Company's Own Shares" dated November 16, 2004 (English translation as Attachment 13)

j. Document titled "Chugai Relocates U.S. Subsidiaries" dated November 16, 2004 (English translation as Attachment 14)

10. Press releases

a. Press release titled "Expansion of Indication: Cephalosporin Antibiotic Ceftriaxone Sodium (Product Name: Rocephin®) for injection" dated July 2, 2004 (English translation as Attachment 15)

b. Press release titled "Expansion of Indication: Anti-Influenza Drug Oseltamivir Phosphate (Product Name: Tamiflu® Capsule 75)" dated July 13, 2004 (English translation as Attachment 16)

c. Press release titled "New Product Release: *Kamemushi Varsan*®" dated July 26, 2004 (English translation as Attachment 17)

d. Press release titled "Nationwide Release of the Half-body Bathing Refreshment Drink (Soft Drink) *YUAMI*" dated September 21, 2004 (English translation as Attachment 18)

e. Press release titled "Presentation to the American Society for Bone and Mineral Research on Japanese Early Phase II Trial Data on *CHS13340* Intranasal PTH (1-34) Therapy" dated October 5, 2004 (English translation as Attachment 19)

f. Press release titled "Antibody Research by Chugai Pharmaceutical will be Published in *blood*, the American Society of Hematology Journal" dated October 27, 2004 (English translation as Attachment 20)

g. Press release titled "Operation of WISDOM: Chugai's Integrated Electronic Document Management System Supporting the CTD Inclusive of R&D to Submission" dated November 4, 2004 (English translation as Attachment 21)

h. Press release titled "Chugai Takes Supportive Measures for Niigata Chuetsu Earthquake Disaster Area" dated November 15, 2004 (English translation as Attachment 22)

i. Press release titled "Chugai to Join University of Tokyo Hospital *The Twenty-second Century Medical Center* Project" dated December 21, 2004 (English translation as Attachment 23)

[End]

**Exhibit B**

**Brief Description of Japanese Language Documents Designated in Exhibit A**

1. Semi-annual Securities Report, dated September 8, 2004, for the six-month period ended June 30, 2004

Under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"), the Company is required to file with the Kanto Local Financial Bureau a Semi-annual Securities Report within three months following the end of the first six months of each fiscal year, i.e., June 30. A Semi-annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the stock exchanges on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities and Exchange Law.

The information contained in the above-referenced Semi-annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, information concerning the Company, such as major shareholders, development of its stock price and management, for the six months ended June 30, 2004. The interim financial statements for the six months ended June 30, 2004 are also included in the report (an English translation of such interim financial statements is included in the brief announcements of interim consolidated and non-consolidated financial statements for the six months ended June 30, 2004, English translations of which are submitted herewith as Attachments 1 and 2, and the supplementary materials for interim financial results for the six months ended June 30, 2004, an English translation of which is submitted herewith as Attachment 3).

2. Semi-annual Business Report, dated September 9, 2004, for the six-month period ended June 30, 2004

A Semi-annual Business Report is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors.

Set forth in the above-referenced Semi-annual Business Report are a message from the CEO and President of the Company and brief descriptions of business and financial conditions of the Company. The information included in this report which is material to an investment decision, including financial information, is set forth in more detail in the brief announcements of interim consolidated and non-consolidated financial statements for the six months ended June 30, 2004, English translations of which are submitted herewith as Attachments 1 and 2, and the supplementary materials for interim financial results for the six months ended June 30, 2004, an English translation of which is submitted herewith as Attachment 3.

3. Report, dated November 11, on the status of purchase of its own shares by the Company for the period from October 22, 2004 through October 31, 2004

Under the Commercial Code of Japan, a company can, upon the authorization at its annual general meeting of shareholders or its meeting of the Board of Directors subject to the certain requirements, purchase its own shares up to the number authorized by the said annual general meeting of shareholders or its meeting of the Board of Directors within the aggregate purchase price not exceeding the amount of the profit available for dividend. In light of the foregoing, the Securities and Exchange Law requires a listed company which has been authorized to purchase its own shares by its annual general meeting of shareholders or its meeting of the Board of Directors, to submit to the relevant local financial bureau a monthly report (the "Share Purchase Report") on the status of the purchase of its own shares by no later than the 15th day of the following month. A Share Purchase Report filed by a company is made public at a relevant local financial bureau, the stock exchanges on which the shares of the company are listed and at the head office and major branch offices of the company pursuant to the Securities and Exchange Law.

The matters set forth in a Share Purchase Report are (i) the status of the purchase under the resolution of the annual general meeting of shareholders or the meeting of the Board of Directors, such as the number of shares authorized for purchase and the number of shares actually purchased in the relevant month, (ii) the status of the disposition of the shares purchased by the Company, and (iii) the number of shares held by the Company in treasury.

The above-captioned Share Purchase Report for the period from October 22, 2004 (the next day of the date of the board resolution set forth below) through October 31, 2004 states that the Company purchased 181,400 shares of the Company at an aggregate price of 294,864,700 yen during the period from October 22 through October 31, 2004 pursuant to the resolution adopted at the meeting of the Board of Directors held on October 21, 2004.

4. Report, dated December 10, 2004, on the status of purchase of its own shares by the Company for the period from November 1, 2004 through November 31, 2004

The above-captioned Share Purchase Report for November states that the Company purchased 818,600 shares of the Company at an aggregate price of 1,347,837,500 yen during November, and that the total number of the Company's shares held in treasury as of November 30, 2004 is 5,393,776.

[End]

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

# INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(for the first half of fiscal year 2004.12 ended June 30, 2004)

August 3, 2004

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the board of Directors
Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of Board Meeting for Settlement of Accounts: August 3, 2004
Parent Company Name: Roche Pharmholding B.V. Shareholding ratio of the Parent Company: 50.1%
Application of US Accounting Standards: No

## *1. Consolidated Operating Results for the First Half of Fiscal Year ended June 2004*

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

| | Net Sales | % change | Operating Income | % change | Recurring Profit | % change |
|---|---|---|---|---|---|---|
| First half of FY2004.12 | ¥142,002 million | — | ¥22,337 million | — | ¥23,638 million | — |
| First half of FY2003.12 | ¥141,054 million | 41.4% | ¥27,732 million | 128.6% | ¥28,622 million | 128.9% |
| FY ended December 2003 | ¥232,748 million | | ¥42,719 million | | ¥43,947 million | |

| | Net Income | % change | Net Income per Share (Basic) | Net Income per Share (Fully Diluted) |
|---|---|---|---|---|
| First half of FY2004.12 | ¥13,838 million | — | ¥25.33 | ¥24.96 |
| First half of FY2003.12 | ¥18,225 million | — | ¥33.19 | ¥32.69 |
| FY ended December 2003 | ¥28,445 million | | ¥51.73 | ¥50.94 |

*Note 1. Equity in earnings of unconsolidated subsidiaries and affiliates: none for the first half ended June 30, 2004, none for the first half ended September 30, 2003, and none for the year ended December 31, 2003, respectively.*
*2. Average number of outstanding shares: 546,330,235 shares for the first half ended June 30, 2004, 549,139,197 shares for the first half ended September 30, 2003 and 548,191,365 shares for the year ended December 31, 2003, respectively.*
*3. Change in method of accounting: None*
*4. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous first half.*
*5. Due to the Company's change of fiscal year-end in previous year, the Company didn't present % change for net sales, operating income, recurring profit and net income, because this fiscal half-year period (Jan-Jun) wasn't the same as previous half-year period (Apr-Sep).*

(2)Financial conditions

| | Total Assets | Shareholders' Equity | Shareholders' Equity/Total Assets | Shareholders' Equity per Share |
|---|---|---|---|---|
| As of June 30, 2004 | ¥402,194 million | ¥305,070 million | 75.9% | ¥558.14 |
| As of September 30, 2003 | ¥396,772 million | ¥286,903 million | 72.3% | ¥525.18 |
| As of December 31, 2003 | ¥405,197 million | ¥296,717 million | 73.2% | ¥542.96 |

*Note: Number of outstanding shares at the end of the first half or fiscal year (consolidated): 546,588,849 shares as of June 30, 2004, 546,298,597 shares as of September 30, 2003, and 546,314,597 shares as of December 31, 2003, respectively.*

(3)Results of cash flows

| | Cash Flows from Operating Activities | Cash Flows from Investing Activities | Cash Flows from Financing Activities | Balance of Cash and Cash Equivalents |
|---|---|---|---|---|
| First half of FY2004.12 | ¥26,863 million | ¥(18,933) million | ¥(7,122) million | ¥37,217 million |
| First half of FY2003.12 | ¥(16,857) million | ¥6,495 million | ¥(11,341) million | ¥48,978 million |
| FY ended December 2003 | ¥(36,795) million | ¥14,413 million | ¥(11,582) million | ¥36,226 million |

(4) Scope of consolidation and application of equity method:
Number of consolidated subsidiaries: 16
Number of non-consolidated subsidiaries accounted for by the equity method: —
Number of affiliates accounted for by the equity method: —

(5) Changes in scope of consolidation and application of equity method:
Number of companies newly consolidated: —
Number of company excluded from consolidation: —
Number of companies newly accounted for by the equity method: —
Number of companies excluded from the equity method of accounting: —

## *2. Forecast for the Year Ending December 31, 2004 (January 1, 2004 - December 31, 2004)*

| | Net Sales | Recurring Profit | Net Income |
|---|---|---|---|
| FY ending December 2004 | ¥297,000 million | ¥53,000 million | ¥31,500 million |

*Reference: Projected net income per share for the year ending December 31, 2004 is ¥57.63.*

*The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may differ from these forecasts due to potential risks and uncertainties.*

## Outline of Chugai Group

(As of June 30, 2004)

**CHUGAI PHARMACEUTICAL CO., LTD.**

**PHARMACEUTICAL SEGMENT**

*< Domestic >*

* Chugai Research Institute for Medical Science Inc. (Research and development and maintenance of research facilities)
* Tohoku Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)

*< Overseas >*

* Chugai U.S.A., Inc. (Holding company / Business administration in the US)
* Chugai Pharma U.S.A., LLC. (Clinical development and submission of applications for new drugs in the US)
* Chugai Pharma Europe Ltd. (Clinical development and submission of applications for new drugs in the EU)
* Chugai Pharma U.K. Ltd. (Sales of pharmaceuticals in the UK)
* Chugai Pharma Marketing Ltd. (Sales administration / Sales of pharmaceuticals in the EU)
* Chugai Pharma France S.A.S. (Sales of pharmaceuticals in France)
* Chugai-Aventis S.N.C. (Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in the EU)
* Chugai Pharma Taiwan Ltd. (Sales of pharmaceuticals in Taiwan)
* Shanghai Chugai Pharma Co., Ltd. (Business promotion in China)

# C&C Research Laboratories (Research and development in Korea)

- F. Hoffmann-La Roche Ltd. (Research and development, production and sales of pharmaceuticals)

**OTHER SEGMENT**

* Eiko Kasei Co., Ltd. (Production and sales of insecticides)
* Chugai Business Support Co., Ltd. (Administrative support service)
* Chugai Distribution Co., Ltd. (Storage and transportation)
* Medical Culture Inc. (Publishing and printing)
* Chugai Techno Business Co., Ltd. (Building Maintenance service)

| | |
|---|---|
| * | Consolidated subsidiaries |
| # | Affiliated companies not accounted for by the equity method |
| - | Subsidiary of the parent company |

There is no company listed on a stock exchange.

## Management Principles and Goals

### *1. Basic Management Principles*

As part of its strategic alliance with F. Hoffmann-La Roche (Headquarters: Switzerland) (Roche), Chugai Pharmaceutical merged with Nippon Roche K.K. (Nippon Roche) on October 1, 2002.

In keeping with this development, the Company has set forth a new mission statement, stating "to dedicate itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world," as its mission and "as a most important member of the Roche group, we aim to become a top Japanese pharmaceutical company by providing a continuous flow of innovative new medicines domestically and internationally," for its envisioned future.

In addition, we are endeavoring to further boost actions that make patients and customers our primary focus as well as committing to the highest ethical and moral standards befitting a company involved in the healthcare industry.

Under these Basic Management Principles, Chugai's main endeavor is to raise the Chugai Group's corporate value and, with the conviction that these are the best measures for meeting the expectations of all of our stakeholders, such as customers and shareholders, we are redoubling efforts to realize them.

### *2. Basic Profit Distribution Principles*

Although Chugai's basic profit distribution policy has the fundamental goal of appropriately adjusting dividend levels in line with corporate performance, it also emphasizes strengthening the Company's financial position in preparation for future expansion and maintaining stable dividend levels. In addition, internal reserves will be used to fund R&D activities in Japan and around the world as well as for making capital investments related to new products to help establish a management base for long-term stability.

### *3. Medium-Term Strategy*

Prescription pharmaceuticals form the core of Chugai's business and are the focus of a highly unique foundation in R&D that is driven by the most advanced technologies. In particular, we are using the knowledge and technology we have amassed in the field of biotechnology in the development of antibody drugs. At the same time, Roche, which is our strategic partner, possesses capabilities in the R&D and manufacture of biopharmaceuticals that rate among the best in the world.

Chugai plans to maximize the benefits from its alliance with Roche, creating a win-win relationship through which it will further expand its business by developing and marketing innovative new drugs.

Furthermore, Chugai has set management targets for the fiscal year ending December 31, 2005, that include an operating income ratio 20% of net sales.

### *4. Future Tasks*

As Japan's premier R&D-based pharmaceutical company with a global operating base, Chugai is making Company-wide efforts to quickly develop its business further by leveraging the strategic alliance with Roche to achieve growth through market share expansion, enhance R&D efficiency, adopt a streamlined business structure, and strengthen its business foundation.

**(1) Growth through market share expansion**

Chugai introduced Xeloda®, an anti-tumor agent, and Renagel®, a hyperphosphatemia drug, in June 2003 as well as Pegasys®, a treatment for chronic hepatitis C, in December 2003. In May 2004, the Company also introduced Evista®, a postmenopausal osteoporosis drug. By attaining growth for these new products as well as such existing drugs as Epogin®, a recombinant human erythropoietin, we will aim to achieve market share expansion and sales growth.

**(2) Enhancement of R&D efficiency**

While continuing to pursue the development of antibody drugs as well as create innovative new drugs, Chugai will leverage its alliance with Roche to raise its technical standards through collaborative research, expand its development pipeline, and increase R&D efficiency.

In April 2004, Chugai further strengthened its research framework by signing an agreement with Roche for collaboration in non-small molecule research.

In the months and years ahead, Chugai will continue to augment its pipeline while implementing efficient R&D-oriented management and work to bring appealing new drugs promptly to market.

**(3) Streamlined business structure**

Having closed two research centers and sold and closed two production centers, in July 2004, Chugai implemented an Early Retirement Program as part of the Company's efforts to improve its cost structure. As two years have elapsed since integration and the Company is in the process of achieving stable operations management, the program aims at providing employees with a greater range of lifestyle options by providing support for career changes and optimizing its workforce structure.

We will continue to review our operations from a variety of perspectives and work to achieve a more streamlined business structure.

(4) **Strengthening our business foundation**

Chugai endeavors to foster its human resources and improve corporate earnings by implementing a system of evaluation that emphasizes not only the performance of employees responsible for specific results, but also those responsible for the processes that enable results.

We will also create a solid foundation for future growth by engaging in such tasks as augmenting corporate governance, strengthening overseas business operations, and enhancing our data infrastructure.

## *5. Corporate Governance*

Chugai places the issue of thoroughgoing corporate governance among its most crucial management tasks, and it considers the strengthening of decision making and the clarification of responsibility for the sake of continual expansion of corporate value to be particularly important issues.

With the objective of strengthening the function of the Board of Directors and accelerating decision making, we have adjusted the number of members of the board and increased the number of outside and overseas directors. At the same time, we adopted an executive officer system to clarify the responsibilities associated with the execution of operations. In addition, Chugai's International Advisory Council (IAC), which comprises specialists in various fields from Japan and other countries, serves to further the Company's goal of responding appropriately to changes in the global business environment and ensuring a corporate stance conducive to global business growth. In the future, the Company will continue to bolster and enhance efforts to accelerate decision making and clarify accountability.

As of June 2004, Chugai's Board of Directors is composed of 11 members, five of whom are outside directors. There are four corporate auditors, two of whom are from outside the company, and, to augment the corporate auditor function, we have established a new auditing staff. Executive officers serving under the president play a central role in the execution of business operations and report administrative conditions to the Board of Directors every fiscal quarter. The Management Committee, which is staffed by the primary executive officers, is entrusted by the Board of Directors to make critical decisions in the execution of business operations. The Management Committee notifies the Board of all important decisions made.

Chugai has established an Internal Auditing Department to monitor the execution of business operations, as well as a Risk Management Committee—a sub-organization of the Management Committee—to handle all areas of risk management including ensuring Company-wide compliance with legislation and working to prevent improprieties.

Chugai also maintains its own Chugai Business Conduct Guidelines. Based on these guidelines, Chugai will augment and strengthen its fulfillment of its social responsibilities, including those related to corporate ethics, the environment, and the protection of personal information. To meet this end, Chugai has established a Corporate Social Responsibilities Committee as a sub-organization of the Management Committee and a Corporate Social Responsibilities Promotion Department (a reworking of the former Corporate Ethics Department) as a full-time organization.

Chugai undergoes regular financial audits conducted by the accounting firm Shin Nihon & Co. and seeks legal counsel related to business management as well as daily operations as necessary.

### *6. Basic Principles Regarding Relationship with Related Parties*

Based on the strategic alliance between Chugai and Roche, on October 1, 2002, Roche obtained 50.1% of Chugai's shares through a wholly owned subsidiary, Roche Pharmholding B.V. (head office: the Netherlands).

Under the agreement to the alliance, Chugai has exclusive rights to market Roche's pharmaceuticals, including OTCs, in Japan, and has first refusal rights regarding the development and marketing in Japan of all development candidates advanced by the Roche Group.

In cases when Chugai decides that it requires a partner for the overseas development and/or marketing activities, Roche will have the right of first refusal regarding the development and marketing of Chugai's development candidates in markets outside Japan (excluding South Korea). The alliance aims to create a new business model that differs from ordinary acquisitions and mergers.

Although Roche Pharmholding includes Chugai in its consolidated financial statements, Chugai continues to function as an independent, listed company, and, while engaging in business in a manner that is in keeping with Japanese culture and society, it will expand its research, development, manufacturing, and marketing activities both domestically and abroad, with the objective of contributing to healthcare and raising profits.

As of June 2004, three of Chugai's outside directors also serve as members of the Roche Group's Executive Committee.



Roche Holding Ltd.
100%
100%
F. Hoffmann-La Roche Ltd.
Roche Finance Ltd.
100%
Roche Pharmholding B.V.
50.5% (Percentage of ownership voting)
CHUGAI PHARMACEUTICAL CO., LTD.

# Financial Review and Financial Position

## *1. Business Overview*

### (1) Overview of First Six Months of Fiscal 2004

**a) Sales Results**

During the period under review, the environment surrounding the pharmaceuticals industry remained extremely challenging as an industry average 4.2% cut in the National Health Insurance drug reimbursement prices was implemented while Government medical cost reduction policies remained in place.

In this business climate, Chugai sought to become an important member of the Roche Group and endeavored to expedite product development, promote products in domestic and overseas markets, and implement marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as customer confidence.

As a result, net sales for the interim term amounted to ¥142,002 million.

With respect to the prescription pharmaceuticals segment of its Pharmaceutical Business, sales of the mainstay offering Epogin® (epoetin beta), a recombinant human erythropoietin, and Neutrogin(lenograstim), a recombinant human granulocyte-colony stimulating factor (rG-CSF) , were strong. Rituxan®, an antitumor agent for which Chugai received approval for an expanded indication in September 2003, and the postmenopausal osteoporosis drug Evista®, launched in May 2004, also contributed to sales. As a result, in spite of the delay in market penetration of some drugs such as the peginterferon alfa-2a drug, Pegasys®, net sales amounted to ¥132,842 million.

Regarding nonprescription products, with persistent sluggishness in consumer spending, sales of the tonic drinks New Guromont® and Guronsan® grew steadily, and sales for the segment amounted to ¥5,116 million.

In Chugai's Other Business, which consists primarily of the home-use insecticide Varsan®, sales amounted ¥4,043 million.

Overseas sales, including exports, amounted to ¥8,956 million, representing 6.3% of the Company's net sales.

**b) Financial Results**

At the profit level, some sales promotion expenses and research and development expenses have been shifted to the latter half of the year, and with the continued efforts to improve the efficiency of expenses, operating income amounted to ¥22,337 million and recurring profit totaled ¥23,638 million.

As a result, Chugai's net income for the interim period was ¥13,338 million.

Principal non-consolidated and consolidated performance figures and the ratios between those figures are as follows.

(Billions of Yen)

| | Non-Consolidated (A) | Consolidated (B) | B/A |
|---|---|---|---|
| Net Sales | 137.8 | 142.0 | 1.03 |
| Operating Income | 20.2 | 22.3 | 1.10 |
| Recurring Profit | 22.0 | 23.6 | 1.07 |
| Net Income | 13.2 | 13.8 | 1.04 |

The Company plans to pay interim dividends of ¥9 per share.

### (3) R&D Activities

Chugai Pharmaceutical Co., Ltd., is proactively developing its prescription pharmaceutical-focused R&D activities in Japan as well as overseas.

Specifically, the Company is working to develop innovative products with global applications in the strategic domains of oncology, renal diseases, bone and joint, cardiovascular diseases, and transplant, immunology and infectious diseases. In Japan, Chugai's Fuji Gotemba Research Laboratories, Kamakura Research Laboratories, and Tsukuba Research Laboratories—which specialize in antibody drug research—are collaborating in drug discovery research. Overseas, Chugai Pharma USA, LLC., and Chugai Pharma Europe Ltd., are engaged in clinical development activities in the United States and Europe, respectively.

In its Pharmaceutical Business R&D activities during the interim term, Chugai concentrated on maximizing R&D synergies through its strategic alliance with Roche. Specifically, in a move that will help reaffirm the significance of widely sharing fundamental drug discovery technologies at the research level, as part of our efforts to create new values, Chugai signed a new agreement with Roche for collaboration in non-small molecule research, in April 2004.

In domestic clinical development activities, Chugai achieved progress in its strategic areas of oncology, bone and joint, and renal diseases.

In the field of oncology, Chugai commenced phase III clinical trials on the recombinant human erythropoietin EPOCH (expected indication: cancer chemotherapy associated anemia) in February 2004. In June 2004, Chugai also began phase I clinical trials on R1273, a HER dimerization inhibitory humanized monoclonal antibody licensed in from Roche in December 2003. Chugai is also making preparations for clinical trials in the second half of the fiscal year on R435, a humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody that was licensed in from Roche at the same time as R1273.

In the bone and joint field, in February 2004, Chugai commenced a pivotal phase III double-blind clinical trials with MRA, a humanized anti-human IL-6 receptor monoclonal antibody (prospective trade name: Actemra® injection). The selective estrogen receptor modulator LY139481–HCl (generic name: raloxifene hydrochloride; indication: postmenopausal osteoporosis; applicant: Eli Lilly Japan K.K.) also obtained import approval and was brought to market in May 2004 under the name Evista® Tablets.

In the field of renal disease, in July 2004, Chugai commenced phase II clinical trials on R744, a continuous erythropoiesis receptor activator.

In July 2004, the anti-influenza drug Tamiflu Capsule was approved for prophylaxis of influenza in adults, which Chugai had applied for approval in June 2003. Chugai is currently awaiting approval of the manufacturing (or importing) applications filed for six development projects, including MRA (expected indication: Castleman's disease).

Overseas, in the United States the Company is conducting phase II clinical trials on BO-653, an antioxidant, and GM-611, a gastrointestinal motility recovery agent, through Chugai Pharma USA, LLC. However, Chugai was unable to obtain the clinical results it had expected with BO-653 for the restenosis in post-PCI.

Chugai also established a joint MRA office in the U.K. with Roche and it is currently making preparations to commence phase III trials (expected indication: rheumatoid arthritis) on MRA in the second half of 2004.

During the period under review, R&D costs amounted to ¥22,951 million.

### (2) Outlook for the Current Fiscal Year

The market environment for fiscal 2004 remains extremely challenging, due in large part to a series of reforms to Japan's medical care system, including the April 2004 revision of drug prices. As the previous fiscal year was an irregular nine-month term due to the change of the fiscal year-end to December 31, fiscal 2004 will be the first term in which the contribution of the management integration with Nippon Roche will be reflected on Company's earnings for the full 12 months.

In prescription pharmaceuticals, Chugai anticipates continued steady growth in sales along with the increasing market penetration of Xeloda®, Renagel®, Pegasys® and Evista®, carrying out sales and marketing operation of Euglucon® by itself, and expanded revenue due to the use of Rituxan® for additional indications. In nonprescription products, the Company anticipates earnings on a par with those of the previous fiscal year, thanks to its bolstering of retail development and the effects of the unusually hot summer temperatures in Japan. Chugai also expects solid results from its European subsidiaries and other overseas operations. For the full fiscal year, the Company predicts consolidated net sales of ¥297.0 billion.

At the profit level, although the cost of sales ratio is expected to rise due to a greater proportion of Roche product sales, through continued endeavors to improve cost efficiency across the board, Chugai expects to record consolidated operating income of ¥52.5 billion, consolidated recurring profit of ¥53.0 billion, and net income of ¥31.5 billion.

These forecasts are the same as those disclosed in Chugai's February 13, 2004, financial announcement.

Note: The above earnings outlook is based on information available at the time of preparation and contains predictions considered reasonable by the Company. As such, this outlook is subject to potential risks and uncertainties and actual results may differ from the forecast stated herein.

*2. Financial Position*

**(1) Overview of First half of Fiscal 2004 (January-June, 2004)**

Total assets at the end of the period under review totaled ¥402,194 million, reflecting a ¥3,003 million decrease from the end of the previous fiscal year, while total liabilities amounted to ¥95,719 million, reflecting a ¥11,856 million decrease primarily due to a decline in trade notes and accounts payable. Working capital (current assets less current liabilities) came to ¥206,189 million, and the current ratio was 530.5%, reflecting the Company's sound financial position.

Shareholders' equity totaled ¥305,070 million, up ¥8,353 million from the previous fiscal year-end, and the equity ratio was 75.9%, compared with 73.2% at the previous fiscal year-end.

**(2) Cash Flows**

Net cashed provided by investing activities amounted to ¥26,863 million, due to a decline in trade notes and accounts receivable that compensated for the decrease in trade notes and accounts payable since the previous fiscal year-end.

Net cash used in investing activities amounted to ¥18,933 million, due to an increase in expenditures for the acquisition of marketable securities, which canceled out the increase in gain on the sale of marketable securities.

Net cash used in financing activities amounted to ¥7,122 million, due to such factors as an increase in dividend payments.

Thus, cash and cash equivalents at the end of the period under review amounted to ¥37,217 million, down ¥990 million.

**(3) Financial Indices**

| | Interim period for the year ended March 31, 2003 | Interim period for the nine-month period ending December 31, 2003 | Interim period for the year ended December 31, 2004 | Year-end (for the year ended March 31, 2003) | Year-end nine-month period ending December 31, 2003) |
|---|---|---|---|---|---|
| Equity ratio (%) | 62.4 | 72.3 | 75.9 | 65.2 | 73.2 |
| Market value equity ratio (%) | 96.5 | 191.8 | 232.7 | 155.2 | 207.8 |
| Interest-bearing debt to cash flows from operating activities | 0.1 | 0.3 | 0.2 | 0.4 | 0.5 |
| Interest coverage ratio | 94.8 | 113.0 | 160.3 | 78.7 | 79.4 |

Equity ratio: equity/total assets

Market value equity ratio: total market capitalization/total assets

Interest-bearing debt to cash flows from operating activities (Year-end): interest-bearing debt/operating cash flow (prior to interest and income tax deductions)

Interest-bearing debt to cash flows from operating activities (Interim period): interest-bearing debt/ operating cash flow (prior to interest and income tax deductions) x 2

Interest coverage ratio: operating cash flow (prior to interest and income tax deductions)/interest payments

* All of the figures in the aforementioned indices were calculated on a consolidated basis.
* Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total number of outstanding shares at the end of the term (excluding treasury stock).
* Cash flows from operating activities (prior to interest and income tax deductions) in the consolidated statements of cash flow were treated as an operating cash flow (prior to payment of interest and income tax deductions) in the calculations above.
* Interest-bearing debt refers to all debt posted in the consolidated balance sheet upon which interest is paid.
* The amount of paid interest column in the consolidated cash flow statement was treated as an interest payment in the calculations above.
* Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year, the redemption of debt has been calculated using the following formula: interest-bearing debt / (operating cash flow (before interest and income taxes) x 12/9).

# Summary of Orders, Production, and Sales

## *1. Mainstay Products by Product Applications*

| Business Segments | Product Application | In-house products | Purchased products |
|---|---|---|---|
| Pharmaceutical | Central Nervous System | Rohypnol | Amoban, Laughing gas, Alpen (cold remedy) |
| | Cardiovascular, Respiratory | Sigmart, Preran, Lanirapid, Digosin, Bezalip | Rythmodan |
| | Gastrointestinal | Kytril, Ulcerlmin, New Chugai Ichoyaku | Chugai Geridome (paregoric) |
| | Hormone, Vitamin, Tonic | Alfarol, Oxarol, Rocaltrol, Tigason | Blutal, Rojelly Gold, Guronsan G |
| | Hematological Agents | Epogin, Neutrogin | — |
| | Metabolic | Suvenyl, Euglucon, Renagel, Cellcept | Evista, New Guromont, Guronsan Strong Oral Liquid Guronsan Oral Liquid |
| | Anticancer, Chemotherapeutic | Tamiflu, Furtulon, Herceptin, Xeloda, Picibanil | Rituxan |
| | Antibiotic | Rocephin, Cefotax | — |
| | Other | Pegasys | Benambax, Zenol (anti-inflammatory analgesic), Pair Acne Cream |
| Other | Pest Control | Varsan (insecticidal fumigators) | Varsan (aerosol propellent) |

## *2. Production*

**(1)Production volume by product application**

(Millions of Yen)

| Business Segments | Product Application | First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004) | Change (Compared to the First Half of FY 2003.12) | FY 2003.12 (Apr. 1, 2003- Dec. 31, 2003) |
|---|---|---|---|---|
| Pharmaceutical | Central Nervous System | 4,906 | — % | 6,960 |
| | Cardiovascular, Respiratory | 13,843 | — | 22,529 |
| | Gastrointestinal | 8,531 | — | 16,379 |
| | Hormone, Vitamin, Tonic | 17,751 | — | 24,489 |
| | Hematologic Agents | 46,030 | — | 69,657 |
| | Metabolic | 10,170 | — | 11,865 |
| | Anticancer, Chemotherapeutic | 28,436 | — | 46,628 |
| | Antibiotic | 3,179 | — | 6,163 |
| | Other | 4,232 | — | 2,809 |
| | ( Subtotal ) | ( 137,083 ) | ( — ) | ( 207,483 ) |
| Other | Pest Control | 1,032 | — | 1,442 |
| | ( Subtotal ) | ( 1,032 ) | ( — ) | ( 1,442 ) |
| | Total | 138,116 | — | 208,925 |

*Note: 1. Amounts are computed based on expected sales price net of consumption tax.*

*2. Due to the Company's change of fiscal year-end in previous year, the Company didn't present "Change (Compared to the First Half of FY 2003.12), because this fiscal half-year period (Jan-Jun) wasn't the same as previous half-year period (Apr-Sep).*

**(2)Purchase volume by product application**

(Millions of Yen)

| Business Segments | Product Application | First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004) | Change (Compared to the First Half of FY 2003.12) | FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|---|---|
| Pharmaceutical | Central Nervous System | 1,688 | — % | 2,952 |
| | Cardiovascular, Respiratory | 3,386 | — | 4,832 |
| | Gastrointestinal | 60 | — | 63 |
| | Hormone, Vitamin, Tonic | 377 | — | 617 |
| | Metabolic | 4,977 | — | 4,221 |
| | Anticancer, Chemotherapeutic | 6,998 | — | 7,104 |
| | Other | 374 | — | 496 |
| | ( Subtotal ) | ( 17,864 ) | ( — ) | ( 20,287 ) |
| Other | Other | 331 | — | 523 |
| | ( Subtotal ) | ( 331 ) | ( — ) | ( 523 ) |
| | Total | 18,195 | — | 20,811 |

*Note: 1. Amounts are reported based on purchase price net of consumption tax.*

*2. Due to the Company's change of fiscal year-end in previous year, the Company didn't present "Change (Compared to the First Half of FY 2003.12), because this fiscal half-year period (Jan-Jun) wasn't the same as previous half-year period (Apr-Sep).*

### *3. Orders*

All of the Chugai Group's production are based on sales forecast, not on orders.

### *4. Sales by Product Application*

(Millions of Yen)

| Business Segments | Product Application | First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004) | Change (Compared to the First Half of FY 2003.12) | FY 2003.12 (Apr. 1, 2003- Dec. 31, 2003) |
|---|---|---|---|---|
| Pharmaceutical | Central Nervous System | 6,343 | — % | 11,073 |
| | Cardiovascular, Respiratory | 15,934 | — | 27,570 |
| | Gastrointestinal | 7,352 | — | 13,736 |
| | Hormone, Vitamin, Tonic | 14,668 | — | 25,144 |
| | Hematological Agents | 45,053 | — | 80,348 |
| | Metabolic | 15,477 | — | 22,322 |
| | Anticancer, Chemotherapeutic | 26,407 | — | 41,164 |
| | Antibiotic | 2,993 | — | 5,013 |
| | Other | 3,727 | — | 2,330 |
| | ( Subtotal ) | ( 137,958 ) | ( — ) | ( 228,704 ) |
| Other | Pest Control | 4,043 | — | 4,043 |
| | ( Subtotal ) | ( 4,043 ) | ( — ) | ( 4,043 ) |
| | Total | 142,002 | — | 232,748 |

*Note: 1. Amounts are reported net of consumption tax.*

*2. Due to the Company's change of fiscal year-end in previous year, the Company didn't present "Change (Compared to the First Half of FY 2003.12), because this fiscal half-year period (Jan-Jun) wasn't the same as previous half-year period (Apr-Sep).*

## Interim Consolidated Balance Sheets

(Millions of Yen)

| Accounts | As of September 30, 2003 | | | As of June 30, 2004 | | | As of December 31, 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | % | | | % | | | % |
| I Current assets: | | | | | | | | | |
| Cash and deposits | | 48,978 | | | 37,217 | | | 36,226 | |
| Trade notes and accounts receivables | | 93,926 | | | 104,632 | | | 113,861 | |
| Marketable securities | | 33,887 | | | 42,384 | | | 30,694 | |
| Inventories | | 52,063 | | | 57,068 | | | 53,156 | |
| Deferred tax assets | | 10,890 | | | 8,784 | | | 9,502 | |
| Other | | 6,303 | | | 4,838 | | | 12,711 | |
| Reserve for doubtful accounts | | (355) | | | (841) | | | (648) | |
| Total current assets | | 245,695 | 61.9 | | 254,083 | 63.2 | | 255,504 | 63.1 |
| II Fixed assets: | | | | | | | | | |
| 1. Tangible fixed assets: | | | | | | | | | |
| Buildings and structures | 107,073 | | | 106,330 | | | 102,309 | | |
| Accumulated depreciation | 57,797 | 49,276 | | 55,701 | 50,629 | | 53,988 | 48,320 | |
| Machinery and vehicles | 62,854 | | | 63,273 | | | 64,485 | | |
| Accumulated depreciation | 45,456 | 17,397 | | 45,954 | 17,319 | | 45,213 | 19,272 | |
| Furniture and fixtures | 35,007 | | | 33,841 | | | 34,003 | | |
| Accumulated depreciation | 28,008 | 6,999 | | 27,343 | 6,497 | | 27,234 | 6,769 | |
| Land | | 12,615 | | | 10,938 | | | 10,938 | |
| Construction in progress | | 7,582 | | | 7,466 | | | 6,669 | |
| Total tangible fixed assets | | 93,870 | | | 92,851 | | | 91,969 | |
| 2. Intangible fixed assets: | | 3,167 | | | 3,036 | | | 3,373 | |
| 3. Investments and other assets: | | | | | | | | | |
| Investment securities | | 18,523 | | | 19,531 | | | 17,101 | |
| Long-term loans | | 199 | | | 178 | | | 192 | |
| Deferred tax assets | | 18,569 | | | 18,394 | | | 20,809 | |
| Other | | 17,052 | | | 14,419 | | | 16,549 | |
| Reserve for doubtful accounts | | (307) | | | (302) | | | (303) | |
| Total investments and other assets | | 54,038 | | | 52,221 | | | 54,349 | |
| Total fixed assets | | 151,076 | 38.1 | | 148,110 | 36.8 | | 149,693 | 36.9 |
| Total assets | | 396,772 | 100.0 | | 402,194 | 100.0 | | 405,197 | 100.0 |

(Millions of Yen)

| Accounts | As of September 30, 2003 | % | As of June 30, 2004 | % | As of December 31, 2003 | % |
|---|---|---|---|---|---|---|
| **Liabilities** | | % | | % | | % |
| I Current liabilities: | | | | | | |
| Trade notes and accounts payable | 16,792 | | 12,446 | | 20,709 | |
| Short-term borrowings | 118 | | — | | 11 | |
| Other payables | 8,118 | | 7,254 | | 10,497 | |
| Accrued income taxes | 7,307 | | 6,384 | | 244 | |
| Deferred tax liabilities | 5 | | 5 | | 3 | |
| Accrued consumption tax | 304 | | 1,198 | | 284 | |
| Accrued expenses | 9,443 | | 11,671 | | 14,013 | |
| Reserve for bonuses to employees | 8,120 | | 4,002 | | 4,226 | |
| Reserve for sales returns | 737 | | 438 | | 498 | |
| Reserve for sales rebates | 1,414 | | 1,629 | | 2,043 | |
| Other | 4,137 | | 2,861 | | 3,771 | |
| Total current liabilities | 56,501 | 14.2 | 47,894 | 11.9 | 56,304 | 13.9 |
| II Fixed liabilities | | | | | | |
| Bonds with warrant | 6,312 | | 6,011 | | 6,312 | |
| Convertible bonds | 3,455 | | 3,395 | | 3,438 | |
| Long-term debt | 1,124 | | 1,000 | | 1,000 | |
| Deferred tax liabilities | 15 | | 21 | | 18 | |
| Reserve for employees' retirement benefits | 40,533 | | 36,701 | | 39,558 | |
| Reserve for officers' retirement benefits | 490 | | 348 | | 511 | |
| Other | 23 | | 347 | | 434 | |
| Total fixed liabilities | 51,954 | 13.1 | 47,825 | 11.9 | 51,272 | 12.7 |
| Total liabilities | 108,455 | 27.3 | 95,719 | 23.8 | 107,576 | 26.6 |
| **Minority interests** | | | | | | |
| Minority interests | 1,413 | 0.4 | 1,403 | 0.3 | 903 | 0.2 |
| **Shareholders' equity** | | | | | | |
| I Common stock | 68,228 | 17.2 | 68,409 | 17.0 | 68,237 | 16.8 |
| II Additional paid-in capital | 88,090 | 22.2 | 88,271 | 21.9 | 88,099 | 21.7 |
| III Retained earnings | 133,841 | 33.7 | 150,707 | 37.5 | 144,062 | 35.6 |
| IV Net unrealized gain on securities | 2,252 | 0.6 | 3,657 | 0.9 | 2,340 | 0.6 |
| V Foreign Currency translation adjustments | 415 | 0.1 | (29) | (0.0) | (85) | (0.0) |
| VI Treasury stock, at cost | (5,927) | (1.5) | (5,945) | (1.4) | (5,936) | (1.5) |
| Total shareholders' equity | 286,903 | 72.3 | 305,070 | 75.9 | 296,717 | 73.2 |
| Total liabilities, minority interests and shareholders' equity | 396,772 | 100.0 | 402,194 | 100.0 | 405,197 | 100.0 |

# Interim Consolidated Statements of Income

(Millions of Yen)

| Accounts | First Half of FY 2003.12 (Apr. 1, 2003 – Sep. 30, 2003) | | | First Half of FY 2004.12 (Jan. 1, 2004 – Jun. 30, 2004) | | | FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003) | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | % | | | % | | | % |
| I Net sales | | 141,054 | 100.0 | | 142,002 | 100.0 | | 232,748 | 100.0 |
| II Cost of sales: | | 48,511 | 34.4 | | 54,416 | 38.3 | | 83,830 | 36.0 |
| Gross profit | | 92,542 | 65.6 | | 87,586 | 61.7 | | 148,917 | 64.0 |
| Reserve for sales returns | | (49) | (0.0) | | (60) | (0.0) | | (288) | (0.1) |
| Net gross profit | | 92,592 | 65.6 | | 87,646 | 61.7 | | 149,206 | 64.1 |
| III Selling, general and administrative expenses (*1) | | 64,859 | 46.0 | | 65,308 | 46.0 | | 106,487 | 45.7 |
| Operating income | | 27,732 | 19.6 | | 22,337 | 15.7 | | 42,719 | 18.4 |
| IV Non-operating income: | | | | | | | | | |
| Interest income | 195 | | | 181 | | | 321 | | |
| Dividend income | 76 | | | 53 | | | 101 | | |
| Life insurance dividends received | 24 | | | 446 | | | 24 | | |
| Patent royalties | 469 | | | 612 | | | 736 | | |
| Gain on foreign exchanges | 312 | | | 339 | | | — | | |
| Redemption of R&D expenses | 698 | | | — | | | 698 | | |
| Gain on derivatives | — | | | — | | | 521 | | |
| Other | 684 | 2,461 | 1.7 | 1,134 | 2,767 | 1.9 | 900 | 3,305 | 1.4 |
| V Non-operating expenses: | | | | | | | | | |
| Interest expense | 147 | | | 137 | | | 210 | | |
| Loss on disposal of fixed assets | 271 | | | 281 | | | 397 | | |
| Reserve for doubtful accounts | 10 | | | 24 | | | 7 | | |
| Loss on inventories | — | | | 499 | | | 130 | | |
| Loss on foreign exchange | — | | | — | | | 821 | | |
| Loss on derivatives | 828 | | | 186 | | | — | | |
| Other | 313 | 1,571 | 1.1 | 336 | 1,466 | 1.0 | 510 | 2,077 | 0.9 |
| Recurring profit | | 28,622 | 20.3 | | 23,638 | 16.6 | | 43,947 | 18.9 |
| VI Extraordinary gain: | | | | | | | | | |
| Gain on sales of investment securities | 511 | | | — | | | 1,312 | | |
| Fee of Licensing Agreement (*2) | 3,294 | | | — | | | 3,294 | | |
| Profit from sales of fixed assets (*3) | — | 3,805 | 2.7 | — | — | — | 3,466 | 8,073 | 3.5 |
| VII Extraordinary loss: | | | | | | | | | |
| Office closing cost (*4) | 435 | 435 | 0.3 | — | — | — | 2,777 | 2,777 | 1.2 |
| Income before income taxes and minority interests | | 31,992 | 22.7 | | 23,638 | 16.6 | | 49,243 | 21.2 |
| Income taxes: | | | | | | | | | |
| Current | 9,000 | | | 6,970 | | | 16,533 | | |
| Deferred | 4,189 | 13,190 | 9.4 | 2,253 | 9,224 | 6.5 | 3,263 | 19,796 | 8.5 |
| Minority interests | | 576 | 0.4 | | 576 | 0.4 | | 1,000 | 0.5 |
| Net income | | 18,225 | 12.9 | | 13,838 | 9.7 | | 28,445 | 12.2 |

## Interim Consolidated Statements of Retained Earnings

(Millions of Yen)

| Accounts | First Half of FY 2003.12 (Apr. 1, 2003 – Sep. 30, 2003) | | First Half of FY 2004.12 (Jan. 1, 2004 – Jun. 30, 2004) | | FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003 | |
|---|---|---|---|---|---|---|
| (Additional paid-in capital) | | | | | | |
| I Additional paid-in capital at beginning of year | | 88,077 | | 88,099 | | 88,077 |
| II Increase in Additional paid-in capital | | | | | | |
| Conversion of convertible bonds | 13 | | 171 | | 21 | |
| Gain on disposal of treasury stock | 0 | 13 | 0 | 171 | 0 | 21 |
| III Additional paid-in capital at ending balance | | 88,090 | | 88,271 | | 88,099 |
| (Retained earnings) | | | | | | |
| I Retained earnings at beginning of year | | 120,114 | | 144,062 | | 120,114 |
| II Increase in retained earnings | | | | | | |
| Net income | 18,225 | 18,225 | 13,838 | 13,838 | 28,445 | 28,445 |
| III Decrease in retained earnings | | | | | | |
| Dividends paid | 4,404 | | 7,102 | | 4,404 | |
| Bonuses to directors | 93 | 4,497 | 90 | 7,192 | 93 | 4,497 |
| IV Retained earnings at ending balance | | 133,841 | | 150,707 | | 144,062 |

# Interim Consolidated Statements of Cash Flows

(Millions of Yen)

| Accounts | First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12 (Jan. 1, 2004 -Jun. 30, 2004) | FY 2003.12 (Apr. 1, 2003 – Dec. 31, 2003) |
|---|---|---|---|
| I Cash flows from operating activities | | | |
| Income before income taxes and minority interests | 31,992 | 23,638 | 49,243 |
| Depreciation and amortization | 6,490 | 6,844 | 10,513 |
| Decrease in reserve for employees' retirement benefits | (1,775) | (2,856) | (2,749) |
| Interest and dividend income | (271) | (234) | (422) |
| Interest expense | 147 | 137 | 210 |
| Loss on disposal of fixed assets | 271 | 281 | 397 |
| Profit from sales of fixed assets | — | — | (3,466) |
| Loss on sales and revaluation of investment securities | (474) | (182) | (1,275) |
| Decrease (increase) in notes and accounts receivable | 3,862 | 9,300 | (16,175) |
| Increase in inventories | (11,204) | (3,853) | (12,364) |
| (Decrease) increase in notes and accounts payable | (213) | (8,198) | 3,653 |
| Increase (decrease) in accrued consumption tax | (1,415) | 914 | (1,429) |
| Other | (11,020) | (3,854) | (9,491) |
| Subtotal | 16,389 | 21,936 | 16,643 |
| Interest and dividends received | 271 | 234 | 422 |
| Interest paid | (147) | (138) | (215) |
| Income taxes paid | (33,371) | (824) | (53,646) |
| Refund of income taxes | — | 5,655 | — |
| Net cash (used in) provided by operating activities | (16,857) | 26,863 | (36,795) |
| II Cash flows from investing activities | | | |
| Purchases of marketable securities | (24,897) | (47,497) | (40,896) |
| Proceeds from sales of marketable securities | 42,097 | 42,597 | 62,396 |
| Purchases of investment securities | (1,801) | (7,552) | (1,802) |
| Proceeds from sales of investment securities | 2,656 | 698 | 3,893 |
| Purchases of fixed assets | (11,223) | (7,230) | (15,973) |
| Proceeds from sales of fixed assets | 120 | 33 | 7,242 |
| Net decrease (increase) in short-term loans | 0 | 5 | (4) |
| Net decrease (increase) in long-term loans | (9) | 12 | 6 |
| Additional acquisition of shares of consolidated subsidiaries | (448) | — | (448) |
| Net cash (used in) provided by investing activities | 6,495 | (18,933) | 14,413 |
| III Cash flows from financing activities | | | |
| Net (decrease) in long-term debt | (1,071) | (11) | (1,302) |
| Redemption of bonds | (0) | (0) | (0) |
| Net (increase) in treasury stock | (5,857) | (9) | (5,867) |
| Cash dividends paid | (4,404) | (7,102) | (4,404) |
| Cash dividends paid to minority shareholders | (7) | — | (7) |
| Net cash used in financing activities | (11,341) | (7,122) | (11,582) |
| IV Effect of exchange rate changes on cash and cash equivalents | 89 | 182 | (332) |
| V Net increase (decrease) in cash and cash equivalents | (21,614) | 990 | (34,296) |
| VI Cash and cash equivalents at beginning of year | 70,593 | 36,226 | 70,593 |
| VII Cash decrease resulting from exclusion of subsidiaries from consolidation | — | — | (70) |
| VIII Cash and cash equivalents at end of year | 48,978 | 37,217 | 36,226 |

# Basis of Preparing Interim Consolidated Financial Statements

| First Half of FY 2003.12<br>(Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12<br>(Jan. 1, 2004 - Jun. 30, 2004) | FY 2003.12<br>(Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|
| 1. Scope of Consolidation<br>(1) Number of consolidated subsidiaries:<br>17 companies<br>Major subsidiaries:<br>Domestic: Eiko Kasei Co., Ltd.<br>Overseas: Chugai Pharma Marketing Ltd.<br><br>(2) Non-consolidated subsidiaries: None | 1. Scope of Consolidation<br>(1) Number of consolidated subsidiaries:<br>16 companies<br>Major subsidiaries:<br>Same as in the left.<br><br>(2) Non-consolidated subsidiaries:<br>Same as in the left. | 1. Scope of Consolidation<br>(1) Number of consolidated subsidiaries::<br>16 companies<br>Major subsidiaries:<br>Domestic: Eiko Kasei Co., Ltd.<br>Overseas: Chugai Pharma Marketing Ltd.<br><br>Hiroshima Chugai Pharmaceutical Co., Ltd. has been excluded from the scope of consolidation because its materiality fell down due to its liquidation.<br><br>(2) Non-consolidated subsidiaries:<br>Hiroshima Chugai Co., Ltd. has been excluded from the scope of consolidation because its materiality fell down due to its liquidation. |
| 2. Application of Equity Method<br>(1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: None<br><br>(2) Companies to which the equity method has not been applied:<br>Affiliates: C&C Research Laboratories.<br><br>Investments in this company have been carried at cost and the effect of its net income and retained earnings on the consolidated financial results of the Company were immaterial. | 2. Application of Equity Method<br>(1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: Same as in the left.<br><br>(2) Companies to which the equity method has not been applied:<br>Same as in the left. | 2. Application of Equity Method<br>(1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: Same as in the left<br><br>(2) Companies to which the equity method has not been applied:<br>Subsidiary: Hiroshima Chugai Co., Ltd.<br>Affiliate: C&C Research Laboratories.<br><br>Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company were immaterial. |
| 3. Treatment for the difference in fiscal half-year period<br>Nine foreign subsidiaries have been consolidated on the basis of their fiscal half-year period ended June 30, which differs from that of the Company; however, the effect of the difference in fiscal half-year periods was immaterial. Reconciliation will be made when necessary. | 3. Treatment for the difference in fiscal half-year period<br>Closing date in fiscal half-year period of all subsidiaries is in agreement with its Company. | 3. Treatment for the difference in fiscal period<br>Closing date of all subsidiaries is in agreement with its Company.<br>(Additional information)<br>Subsidiaries in domestic have changed closing date as December 31, because the Company has changed. |

| First Half of FY 2003.12<br>(Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12<br>(Jan. 1, 2004 - Jun. 30, 2004) | FY 2003.12<br>(Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|
| 4. Significant Accounting Policies<br>(1) Basis and method for valuation of significant assets<br>a. Financial assets<br>Held-to-maturity securities:<br>Held-to-maturity securities are stated by the amortized cost method.<br>Other securities:<br>- Securities with market value are stated at fair value at closing date for the fiscal half-year period, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.<br>- Securities without market value are stated at cost determined by the moving average method. | 4. Significant Accounting Policies<br>(1) Basis and method for valuation of significant assets<br>a. Financial assets<br>Same as in the left. | 4. Significant Accounting Policies<br>(1) Basis and method for valuation of significant assets<br>a. Financial assets<br>Held-to-maturity securities:<br>Held-to-maturity securities are stated by the amortized cost method<br>Other securities:<br>- Securities with market value are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.<br>- Securities without market value are stated at cost determined by the moving average method. |
| b. Basis of valuation of derivatives:<br>Derivatives are revaluated by the market value method. | b. Basis of valuation of derivatives:<br>Same as in the left. | b. Basis of valuation of derivatives:<br>Same as in the left. |
| c. Inventories<br>- Inventories other than work in process are stated at cost determined principally by the average method.<br>- Work in process is stated at cost determined principally by the first-in, first-out method. | c. Inventories<br>Same as in the left. | c. Inventories<br>Same as in the left. |
| (2) Method of depreciation<br>a. Tangible fixed assets<br>Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.<br>b. Intangible fixed assets<br>Depreciation of intangible fixed assets is calculated primarily by the straight-line method. | (2) Method of depreciation<br>Same as in the left. | (2) Method of depreciation<br>Same as in the left. |
| (3) Accounting for important reserves<br>a. Reserve for doubtful accounts<br>In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financial instruments. | (3) Accounting for important reserves<br>a. Reserve for doubtful accounts<br>Same as in the left. | (3) Accounting for important reserves<br>a. Reserve for doubtful accounts<br>Same as in the left. |
| b. Reserve for bonuses to employees<br>The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal half-year periods. | b. Reserve for bonuses to employees<br>Same as in the left. | b. Reserve for bonuses to employees<br>The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year. |

| First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004) | FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|
| c. Reserve for sales returns<br>The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal half-year period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal half-year periods, in order to prepare for a loss arising from sales returns subsequent to the interim balance sheet date. | c. Reserve for sales returns<br>Same as in the left. | c. Reserve for sales returns<br>The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date. |
| d. Reserve for sales rebates<br>The reserve for sales rebates is computed by multiplying the balance of account receivables at the interim balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the interim balance sheet date. | d. Reserve for sales rebates<br>The reserve for sales rebates is computed by based on sales amount in order to prepare for any expenditure on sales rebates subsequent to the first half of this fiscal year.<br><br>(Additional information)<br>Although the Company had computed by multiplying the balance of account receivables at the interim balance sheet date by the current rebate ratio, the Company has changed to compute estimated reserve for sales rebates, to be charged for the first half of this fiscal year, based on sales amount, because of revising the sales rebate calculation rule in this fiscal half-year period. | d. Reserve for sales rebates<br>The reserve for sales rebates is computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date. |
| e. Reserve for employees' retirement benefits<br>The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the interim balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the interim balance sheet date.<br>This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the interim balance sheet date.<br>Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees.<br>Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized.<br>The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile. | e. Reserve for employees' retirement benefits<br>Same as in the left. | e. Reserve for employees' retirement benefits<br>The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date.<br>This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date.<br>Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees.<br>Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized.<br>The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile. |
| f. Reserve for officers' retirement benefits<br>The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the interim balance sheet date on the basis of the Company's internal regulations. | f. Reserve for officers' retirement benefits<br>Same as in the left. | f. Reserve for officers' retirement benefits<br>The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations. |

| First Half of FY 2003.12<br>(Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12<br>(Jan. 1, 2004 - Jun. 30, 2004) | FY 2003.12<br>(Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|
| (4) Foreign currency translation<br>The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the interim balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the interim balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements. | (4) Foreign currency translation<br>Same as in the left. | (4) Foreign currency translation<br>The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements. |
| (5) Accounting for lease transactions<br>Non-cancelable leases are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases. | (5) Accounting for lease transactions<br>Same as in the left. | (5) Accounting for lease transactions<br>Same as in the left. |
| (6) Other<br>Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption tax. | (6) Other<br>Same as in the left. | (6) Other<br>Same as in the left. |
| 5. Basis of evaluation of consolidated subsidiaries<br>Inter-company investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary that is allocable to the parent is re-measured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interest(s) is carried at book value. | 5. Basis of evaluation of consolidated subsidiaries<br>Same as in the left. | 5. Basis of evaluation of consolidated subsidiaries<br>Same as in the left. |
| 6. Excess of costs over net assets of acquired subsidiaries<br>The excess of costs over the net assets of acquired subsidiaries is amortized over 20 years using the straight-line method or amortized fully when acquired if the amount is immaterial. | 6. Excess of costs over net assets of acquired subsidiaries<br>Same as in the left. | 6. Excess of costs over net assets of acquired subsidiaries<br>Same as in the left. |
| 7. Appropriations of Retained Earnings<br>The accompanying interim consolidated statements of retained earnings for fiscal half-year period have been prepared based on the appropriations approved by shareholders through the end of the fiscal half-year period. | 7. Appropriations of Retained Earnings<br>Same as in the left. | 7. Appropriations of Retained Earnings<br>The accompanying consolidated statements of retained earnings for fiscal year period have been prepared based on the appropriations approved by shareholders through the end of the fiscal year. |
| 8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows (fiscal half-year period)<br>All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents. | 8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows (for fiscal half-year period)<br>Same as in the left. | 8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows (for fiscal year)<br>All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents. |

*Change in Presentation*

| First Half of FY 2003.12<br>(Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12<br>(Jan. 1, 2004 - Jun. 30, 2003) |
|---|---|
| The Company separately presented "Profit on foreign exchange", which had been included in "Other" in the non-operating income for the first half ended September 30, 2002, because this amount became more than 10% of non-operating income. The amount of "Profit on foreign exchange" included in "non-operating income" for the first half ended September 30, 2002, was ¥66 million. | ---------- |

# Notes

## *1. Notes to the Consolidated Balance Sheets*

| First Half of FY 2003.12<br>(Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12<br>(Jan. 1, 2004 - Jun. 30, 2004) | FY 2003.12<br>(Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|
| (1) Contingent liabilities<br>(Millions of Yen)<br>Guarantees of loans of employees 1,339<br>(2)<br>---------- | (1) Contingent liabilities<br>(Millions of Yen)<br>Guarantees of loans of employees 1,180<br>(2) Commitment line (loan framework) contract<br>The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc in fiscal half-year period ended June 30 was as follows;<br>(Millions of Yen)<br>Total commitments 30,000<br>Commitments used —<br>Commitments unused 30,000 | (1) Contingent liabilities<br>(Millions of Yen)<br>Guarantees of loans of employees 1,276<br>(2)<br>---------- |

## *2. Notes to the Consolidated Income of Statements*

| First Half of FY 2003.12<br>(Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12<br>(Jan. 1, 2004 - Jun. 30, 2004) | FY 2003.12<br>(Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|
| (1) Significant components of SG&A expenses<br>(Millions of Yen)<br>Depreciation 727<br>Reserve for doubtful accounts 0<br>Reverse for bonuses to employees 4,863<br>Retirement benefit expenses 1,919<br>Reserve for officers' retirement benefits 42<br>Payroll expenses 10,244<br>Selling expenses 6,713<br>R&D expenses 24,843 | (1) Significant components of SG&A expenses<br>(Millions of Yen)<br>Depreciation 729<br>Reserve for doubtful accounts 193<br>Reverse for bonuses to employees 2,429<br>Retirement benefit expenses 1,981<br>Reserve for officers' retirement benefits 36<br>Payroll expenses 13,008<br>Selling expenses 7,622<br>R&D expenses 22,951 | (1) Significant components of SG&A expenses<br>(Millions of Yen)<br>Depreciation 1,249<br>Reserve for doubtful accounts 178<br>Reverse for bonuses to employees 2,611<br>Retirement benefit expenses 2,921<br>Reserve for officers' retirement benefits 62<br>Payroll expenses 19,892<br>Selling expenses 11,039<br>R&D expenses 43,524 |
| (2) Fee of licensing agreement<br>Milestone payments received based on the licensing agreement related to the co-development and co-promotion of MRA.<br>(3)<br>----------<br>(4) Office closing costs<br>This was mainly due to retirement of equipment. | (2)<br>----------<br>(3)<br>----------<br>(4)<br>---------- | (2) Fee of licensing agreement<br>Milestone payments received based on the licensing agreement related to the co-development and co-promotion of MRA.<br>(3) Profit from sales of fixed assets<br>It was based on the sales of building and land, etc from Takada Research Laboratory.<br>(4) Office closing costs<br>This was mainly environmental protection and retirement of equipment, etc. |

## 3. Notes to the Consolidated Statements of Cash Flows

| First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004) | FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|
| Reconciliation between cash and cash equivalents in the interim consolidated statements of cash flows and cash and deposits in the interim consolidated balance sheets.<br>(Millions of Yen)<br>Cash and deposits 48,978<br>Cash and Cash Equivalents 48,978 | Reconciliation between cash and cash equivalents in the interim consolidated statements of cash flows and cash and deposits in the interim consolidated balance sheets.<br>(Millions of Yen)<br>Cash and deposits 37,217<br>Cash and Cash Equivalents 37,217 | Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets<br>(Millions of Yen)<br>Cash and deposits 36,226<br>Cash and Cash Equivalents 36,226 |

## 4. Lease Transactions

**First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)**

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

| | Acquisition cost | Accumulated depreciation | Net balance |
|---|---|---|---|
| Machinery and vehicle | 62 | 26 | 35 |
| Furniture and fixtures | 1,984 | 1,133 | 850 |
| Total | 2,046 | 1,160 | 886 |

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

| | |
|---|---|
| Due within one year | 376 |
| Due over one year | 509 |
| Total | 886 |

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

| | |
|---|---|
| Lease payment | 220 |
| Depreciation | 220 |

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

**First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004)**

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance.

(Millions of Yen)

| | Acquisition cost | Accumulated depreciation | Net balance |
|---|---|---|---|
| Machinery and vehicle | 72 | 35 | 36 |
| Furniture and fixtures | 2,197 | 1,094 | 1,102 |
| Total | 2,269 | 1,129 | 1,139 |

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

| | |
|---|---|
| Due within one year | 427 |
| Due over one year | 712 |
| Total | 1,139 |

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

| | |
|---|---|
| Lease payment | 241 |
| Depreciation | 241 |

(4) Depreciation of leased assets

Same as in the left.

**FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)**

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

| | Acquisition cost | Accumulated depreciation | Net balance |
|---|---|---|---|
| Machinery and vehicle | 62 | 29 | 32 |
| Furniture and fixtures | 2,020 | 1,203 | 817 |
| Total | 2,082 | 1,232 | 850 |

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

| | |
|---|---|
| Due within one year | 369 |
| Due over one year | 481 |
| Total | 850 |

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

| | |
|---|---|
| Lease payment | 319 |
| Depreciation | 319 |

(4) Depreciation of leased assets

Same as in the left.

## *5. Fair Value of Marketable Securities and Investment Securities*

**As of September 30, 2003:**

(1) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(2) Marketable securities classified as other securities at market value

(Millions of Yen)

| | Acquisition cost | Carrying value | Net unrealized gain (loss) |
|---|---|---|---|
| Stocks | 4,683 | 8,425 | 3,741 |
| Bonds | 43,298 | 43,285 | (13) |
| Total | 47,982 | 51,710 | 3,728 |

(3) Balance sheet amounts of securities that are not presented at market value

(Millions of Yen)

| | Carrying value |
|---|---|
| Other securities: | |
| Unlisted stocks, etc | 640 |

**As of June 30, 2004:**

(1) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(2) Marketable securities classified as other securities at market value

(Millions of Yen)

| | Acquisition cost | Carrying value | Net unrealized gain (loss) |
|---|---|---|---|
| Stocks | 4,005 | 10,077 | 6,071 |
| Bonds | 51,248 | 51,231 | (17) |
| Total | 55,254 | 61,309 | 6,054 |

(3) Balance sheet amounts of securities that are not presented at market value

(Millions of Yen)

| | Carrying value |
|---|---|
| Other securities: | |
| Unlisted stocks, etc | 546 |

**As of December 31, 2003:**

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Other securities with market value

(a) Securities whose carrying value exceeds their acquisition costs (Millions of Yen)

| | Acquisition cost | Carrying value | Net unrealized gain (loss) |
|---|---|---|---|
| Stocks | 4,366 | 8,264 | 3,898 |
| Bonds | 6,798 | 6,803 | 4 |
| Total | 11,165 | 15,068 | 3,902 |

(b) Securities whose carrying value does not exceed their acquisition costs (Millions of Yen)

| | Acquisition cost | Carrying value | Net unrealized gain (loss) |
|---|---|---|---|
| Stocks | 114 | 94 | (19) |
| Bonds | 31,999 | 31,991 | (8) |
| Total | 32,113 | 32,085 | (28) |
| Total (a+b) | 43,279 | 47,153 | 3,874 |

(4) Other securities sold during the fiscal year

(Millions of Yen)

| Total of sale | Total of gain on sale | Total of loss on sale |
|---|---|---|
| 5,304 | 1,312 | 26 |

(5) Securities without market value

(Millions of Yen)

| | Carrying value |
|---|---|
| Other securities: | |
| Unlisted stocks, etc | 582 |

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

(Millions of Yen)

| | Within one year | Between one and five years |
|---|---|---|
| Other securities with maturity dates | | |
| Corporate bonds | 18,695 | 8,099 |
| Others | 11,999 | — |
| Total | 30,694 | 8,099 |

### *6. Derivative Transactions*

**As of September 30, 2003:**

Description of fair value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

| | Notional amounts | Fair value | Unrealized gain (loss) |
|---|---|---|---|
| Forward foreign exchange contracts | | | |
| Buy: | | | |
| Swiss francs | 17,540 | 16,585 | (955) |
| Sell: | | | |
| Euro | 1,492 | 1,406 | 86 |
| Currency swaps: | | | |
| Euro/Yen | 1,000 | 92 | 92 |
| Total | — | — | (775) |

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

| | Notional amounts | Fair value | Unrealized gain (loss) |
|---|---|---|---|
| Interest rate swaps: | | | |
| Receive/floating and pay/fixed | 5,000 | (371) | (371) |
| Receive/fixed and pay/floating | 5,000 | 449 | 449 |
| Total | 10,000 | 77 | 77 |

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

**As of June 30, 2004:**

Description of fair value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

| | Notional amounts | Fair value | Unrealized gain (loss) |
|---|---|---|---|
| Forward foreign exchange contracts | | | |
| Buy: | | | |
| Swiss francs | 6,518 | 6,878 | 359 |
| Sell: | | | |
| Euro | 939 | 907 | 31 |
| Currency swaps: | | | |
| Euro/Yen | 1,000 | 64 | 64 |
| Total | — | — | 456 |

(Notes)
1. Revaluation method of fair value:
It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
None

b. Interest-related transactions (Millions of Yen)

| | Notional amounts | Fair value | Unrealized gain (loss) |
|---|---|---|---|
| Interest rate swaps: | | | |
| Receive/floating and pay/fixed | 5,000 | (332) | (332) |
| Receive/fixed and pay/floating | 5,000 | 341 | 341 |
| Total | 10,000 | 9 | 9 |

(Notes)
1. Revaluation method of fair value:
It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
None

**As of December 31, 2003:**

(1) Items related to the status derivative transactions

a. Description of financial derivative transactions

The derivative financial instruments that the Company utilizes are both foreign exchange contract transaction and currency swap relating to foreign currency, and interest rate swap transaction relating to interest rate.

b. Policy of financial derivative transactions

The Company mainly utilizes financial derivative transactions in order to reduce a market risk on business, but does not utilize them for speculative purpose.

c. Purpose of financial derivative transactions

The Company utilizes them for following purposes;

- in order to hedge against fluctuation risks in foreign currency exchange rate according to monetary claim and liabilities in foreign currencies.
- in order to hedge against fluctuation risks in interest rate according to borrowed money and reduce financial charges

d. Description of risks associated with derivative transactions

The Company is exposed to fluctuation risks in foreign currency exchange rate according to foreign exchange contract transactions, and exposed to fluctuation risks in market interest rate according to interest rate swap agreement. It is believed that the risk of non-fulfillment of contracts would be quite low because the Company enters into transactions only with financial institutions with high credit ratings.

e. Risk management of the financial derivatives

Bursary executes and controls the foreign exchange contract transactions relating to foreign currency, by getting the approval of the settlement person in charge based on the Company's rule. And bursary also executes interest swap transaction relating to interest rate, by getting the approval of the settlement person in charge.

f. Supplementary note for "Description of market value of the financial derivatives"

The contract amount of the financial derivatives on following note is absolutely nominal amount or estimated notional principal. The contract amount is not representative of the size of risk associated with derivative transactions.

(2) Description of market value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

| | Notional amounts (Total) | Notional amounts (Over one year) | Fair value | Unrealized gain (Loss) |
|---|---|---|---|---|
| Forward foreign exchange contracts | | | | |
| Buy: | | | | |
| Swiss francs | 14,007 | — | 14,561 | 553 |
| Sell: | | | | |
| Euro | 945 | — | 921 | 23 |
| Currency swaps: | | | | |
| Euro/Yen | 1,000 | 1,000 | 64 | 64 |
| Total | — | — | — | 640 |

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

| | Notional amounts (Total) | Notional amounts (Over one year) | Fair value | Unrealized gain (Loss) |
|---|---|---|---|---|
| Interest rate swaps: | | | | |
| Receive/floating and pay/fixed | 5,000 | 5,000 | (404) | (404) |
| Receive/fixed and pay/floating | 5,000 | 5,000 | 415 | 415 |
| Total | 10,000 | 10,000 | 10 | 10 |

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

## *7. Segment Information*

### (1) Business Segments

*For the First Half of FY 2003.12 Ended September 30, 2003 (April 1, 2003 - September 30, 2003) and*
*For the First Half of FY 2004 Ended June 30, 2004 (January 1, 2004 – June 30, 2004)*

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales and operating income of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

*For the Year ended December 31, 2003 (April 1, 2003 - December 31, 2003)*

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales, operating income and total assets of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

### (2) Geographical Segments

*For the First Half of FY 2003.12 Ended September 30, 2003 (April 1, 2003 - September 30, 2003) and*
*For the First Half of FY 2004 Ended June 30, 2004 (January 1, 2004 –June 30, 2004)*

As net sales of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

*For the Year ended December 31, 2003 (April 1, 2003 - December 31, 2003)*

As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

### (3) Overseas Sales

*For the First Half of FY 2003.12 Ended September 30, 2003 (April 1, 2003 - September 30, 2003),*
*For the First Half of FY 2004 Ended June 30, 2004 (January 1, 2004 – June 30, 2004) and*
*For the year ended December 31, 2003 (April 1, 2003 – December 31, 2003)*

The disclosure of overseas sales has been omitted due to less than 10% of the consolidated total.

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

RECEIVED JAN 2 1 2005

# INTERIM NON-CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(for the first half of fiscal year 2004.12 ended June 30, 2004)

August 3, 2004

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the board of Directors
Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of Board Meeting for Settlement of Accounts: August 3, 2004 Interim Dividends: Applicable
Date of Declaration of Interim Dividends: September 10, 2004 Application of unit share system: Applicable
(A unit is 100 shares)

## *1. Non-Consolidated Operating Results for the First Half of FY 2004 Ended June 30, 2004*

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

| | Net Sales | % change | Operating Income | % change | Recurring Profit | % change |
|---|---|---|---|---|---|---|
| First half of FY2004.12 | ¥137,881 million | — | ¥20,268 million | — | ¥22,092 million | — |
| First half of FY2003.12 | ¥135,568 million | 41.4% | ¥24,757 million | 124.9% | ¥26,228 million | 122.7% |
| FY ended December 2003 | ¥222,138 million | | ¥38,451 million | | ¥40,380 million | |

| | Net Income | % change | Net Income per Share |
|---|---|---|---|
| First half of FY2004.12 | ¥13,275 million | — | ¥24.30 |
| First half of FY2003.12 | ¥17,457 million | — | ¥31.79 |
| FY ended December 2003 | ¥27,232 million | | ¥49.51 |

*Note 1. Average number of outstanding shares: 546,330,235 shares for the first half ended June 30, 2004, and 549,139,197 shares for the first half ended September 30, 2003, and 548,191,365 shares for the year ended December 31, 2003, respectively.*
*2. Change in method of accounting: None*
*3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous first half.*
*4. Due to the Company's change of fiscal year-end in previous year, the Company doesn't present % change for net sales, operating income, recurring profit and net income, because this fiscal half-year period (Jan-Jun) isn't the same as previous half-year period (Apr-Sep).*

(2)Dividends

| | Interim Dividends per Share | Annual Dividends per Share |
|---|---|---|
| First half of FY2004.12 | ¥9.00 | — |
| First half of FY2003.12 | ¥0.00 | — |
| FY ended December 2003 | — | ¥13.00 |

(3)Financial conditions

| | Total Assets | Shareholders' Equity | Shareholders' Equity/Total Assets | Shareholders' Equity per Share |
|---|---|---|---|---|
| As of June 30, 2004 | ¥392,052 million | ¥298,659 million | 76.2% | ¥546.41 |
| As of September 30, 2003 | ¥386,344 million | ¥281,057 million | 72.7% | ¥514.48 |
| As of December 31, 2003 | ¥395,221 million | ¥290,925 million | 73.6% | ¥532.36 |

*Note: (a) Number of shares outstanding at the end of the first half or fiscal year: 546,588,849 shares as of June 30, 2004, 546,298,597 shares as of September 30, 2003, and 546,314,597 shares as of December 31, 2003, respectively.*
*(b) Numbers of treasury stock: 4,383,311 shares as of June 30, 2004, 4,370,329 shares as of September 30, 2003 and 4,376,622 shares as of December 31, 2003, respectively.*

## *2. Forecast for the Year Ending December 31, 2004 (January 1, 2004 - December 31, 2004)*

| | Net Sales | Recurring Profit | Net Income | Annual Dividends per Share | |
|---|---|---|---|---|---|
| | | | | Second Half | |
| FY ending December 2004 | ¥288,000 million | ¥51,000 million | ¥31,000 million | ¥9.00 | ¥18.00 |

*Reference: Projected net income per share for the year ending December 31, 2004 is ¥56.72.*

*The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may differ from these forecasts due to potential risks and uncertainties.*

# Interim Non-Consolidated Balance Sheets

(Millions of Yen)

| Accounts | As of September 30, 2003 | | | As of June 30, 2004 | | | As of December 31, 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | % | | | % | | | % |
| I Current Assets: | | | | | | | | | |
| Cash and deposits | 40,292 | | | 28,046 | | | 27,497 | | |
| Trade notes receivable | 12,488 | | | 7,502 | | | 12,459 | | |
| Accounts receivable | 79,129 | | | 95,940 | | | 99,958 | | |
| Marketable securities | 33,887 | | | 42,384 | | | 30,694 | | |
| Inventories | 51,428 | | | 56,189 | | | 52,228 | | |
| Deferred tax assets | 10,315 | | | 7,877 | | | 8,839 | | |
| Other | 6,767 | | | 5,503 | | | 13,468 | | |
| Reserve for doubtful accounts | (353) | | | (838) | | | (646) | | |
| Total current assets | | 233,956 | 60.6 | | 242,605 | 61.9 | | 244,500 | 61.9 |
| II Fixed Assets | | | | | | | | | |
| 1. Tangible fixed assets: (*1) | | | | | | | | | |
| Buildings | 45,198 | | | 46,690 | | | 44,309 | | |
| Machinery and equipment | 16,632 | | | 16,643 | | | 18,486 | | |
| Land | 11,547 | | | 9,870 | | | 9,870 | | |
| Construction in progress | 7,560 | | | 7,466 | | | 6,669 | | |
| Other | 9,774 | | | 9,336 | | | 9,620 | | |
| Total tangible fixed assets | 90,713 | | | 90,007 | | | 88,956 | | |
| 2. Intangible fixed assets: | 905 | | | 1,296 | | | 1,371 | | |
| 3. Investments and other assets: | | | | | | | | | |
| Investment securities | 18,386 | | | 19,387 | | | 16,961 | | |
| Investments in subsidiaries and affiliates | 6,071 | | | 6,071 | | | 6,071 | | |
| Deferred tax assets | 18,433 | | | 17,969 | | | 20,391 | | |
| Other | 18,184 | | | 15,016 | | | 17,271 | | |
| Reserve for doubtful accounts | (307) | | | (302) | | | (303) | | |
| Total investments and other assets | 60,768 | | | 58,143 | | | 60,392 | | |
| Total fixed assets | | 152,387 | 39.4 | | 149,446 | 38.1 | | 150,720 | 38.1 |
| Total Assets | | 386,344 | 100.0 | | 392,052 | 100.0 | | 395,221 | 100.0 |

(Millions of Yen)

| Accounts | As of September 30, 2003 | | | As of June 30, 2004 | | | As of December 31, 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| **Liabilities** | | | % | | | % | | | % |
| I Current Liabilities: | | | | | | | | | |
| Notes payable | 337 | | | 6 | | | 56 | | |
| Accounts payable | 16,228 | | | 12,261 | | | 20,371 | | |
| Short-term borrowings | 118 | | | — | | | 11 | | |
| Accrued expenses | 9,222 | | | 11,367 | | | 13,302 | | |
| Accrued income taxes | 7,006 | | | 6,167 | | | — | | |
| Accrued consumption tax | 246 | | | 1,145 | | | 241 | | |
| Reserve for bonuses to employees | 7,721 | | | 3,922 | | | 4,128 | | |
| Reserve for sales returns | 737 | | | 438 | | | 498 | | |
| Reserve for sales rebates | 1,414 | | | 1,629 | | | 2,043 | | |
| Other | 10,724 | | | 9,316 | | | 13,139 | | |
| Total current liabilities | | 53,757 | 13.9 | | 46,254 | 11.8 | | 53,792 | 13.6 |
| II Fixed Liabilities: | | | | | | | | | |
| Bonds with warrant | 6,312 | | | 6,011 | | | 6,312 | | |
| Convertible bonds | 3,455 | | | 3,395 | | | 3,438 | | |
| Long-term debt | 1,124 | | | 1,000 | | | 1,000 | | |
| Reserve for employees' retirement benefits | 40,124 | | | 36,368 | | | 39,220 | | |
| Reserve for officers' retirement benefits | 490 | | | 348 | | | 511 | | |
| Other | 23 | | | 14 | | | 20 | | |
| Total fixed liabilities | | 51,529 | 13.4 | | 47,137 | 12.0 | | 50,503 | 12.8 |
| Total liabilities | | 105,286 | 27.3 | | 93,392 | 23.8 | | 104,295 | 26.4 |
| **Shareholders' Equity** | | | | | | | | | |
| I Common stock | | 68,228 | 17.6 | | 68,409 | 17.5 | | 68,237 | 17.2 |
| II Additional paid-in capital | | | | | | | | | |
| Additional paid-in capital | 88,090 | | | 88,270 | | | 88,099 | | |
| Other | 0 | | | 0 | | | 0 | | |
| Total additional paid-in capital | | 88,090 | 22.8 | | 88,271 | 22.5 | | 88,099 | 22.3 |
| III Retained earnings | | | | | | | | | |
| 1. Legal reserve | 6,480 | | | 6,480 | | | 6,480 | | |
| 2. Voluntary earned reserve | 94,624 | | | 114,525 | | | 94,624 | | |
| 3. Unappropriated retained earnings for the current year | 27,342 | | | 23,299 | | | 37,117 | | |
| Total retained earnings | | 128,446 | 33.2 | | 144,305 | 36.8 | | 138,222 | 35.0 |
| IV Net unrealized gain on securities | | 2,218 | 0.6 | | 3,619 | 0.9 | | 2,303 | 0.6 |
| V Treasury stock, at cost | | (5,927) | (1.5) | | (5,945) | (1.5) | | (5,936) | (1.5) |
| Total shareholders' equity | | 281,057 | 72.7 | | 298,659 | 76.2 | | 290,925 | 73.6 |
| Total Liabilities and Shareholders' Equity | | 386,344 | 100.0 | | 392,052 | 100.0 | | 395,221 | 100.0 |

## Interim Non-Consolidated Statements of Income

(Millions of Yen)

| Accounts | First Half of FY 2003.12 (Apr. 1, 2003-Sep. 30, 2003) | | | First Half of FY 2004.12 (Jan. 1, 2004-Jun. 30, 2004) | | | FY 2003.12 (Apr. 1, 2003-Dec. 31, 2003) | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | % | | | % | | | % |
| I Net sales | | 135,568 | 100.0 | | 137,881 | 100.0 | | 222,138 | 100.0 |
| II Cost of sales | | 47,541 | 35.1 | | 54,391 | 39.4 | | 81,256 | 36.6 |
| Gross profit | | 88,026 | 64.9 | | 83,490 | 60.6 | | 140,881 | 63.4 |
| Reserve for sales returns | | 787 | 0.6 | | 498 | 0.4 | | 787 | 0.4 |
| Reversal of reserve for sales returns | | 737 | 0.5 | | 438 | 0.3 | | 498 | 0.2 |
| Net gross profit | | 88,076 | 65.0 | | 83,551 | 60.6 | | 141,170 | 63.6 |
| III Selling, general and administrative expenses | | 63,318 | 46.7 | | 63,283 | 45.9 | | 102,719 | 46.2 |
| Operating income | | 24,757 | 18.3 | | 20,268 | 14.7 | | 38,451 | 17.3 |
| IV Non-operating income (*1) | | 3,015 | 2.2 | | 3,192 | 2.3 | | 3,959 | 1.8 |
| V Non-operating expenses (*2) | | 1,544 | 1.1 | | 1,367 | 1.0 | | 2,029 | 0.9 |
| Recurring profit | | 26,228 | 19.3 | | 22,092 | 16.0 | | 40,380 | 18.2 |
| VI Extraordinary gain (*3) | | 3,804 | 2.8 | | — | — | | 8,073 | 3.6 |
| VII Extraordinary loss (*4) | | — | — | | — | — | | 2,027 | 0.9 |
| Income before income taxes | | 30,033 | 22.2 | | 22,092 | 16.0 | | 46,425 | 20.9 |
| Income taxes: | | | | | | | | | |
| Current | 8,313 | | | 6,293 | | | 15,467 | | |
| Deferred | 4,263 | 12,576 | 9.3 | 2,523 | 8,816 | 6.4 | 3,726 | 19,193 | 8.6 |
| Net income | | 17,457 | 12.9 | | 13,275 | 9.6 | | 27,232 | 12.3 |
| Retained earnings at beginning of year | | 9,885 | | | 10,024 | | | 9,885 | |
| Unappropriated retained earnings for the current year | | 27,342 | | | 23,299 | | | 37,117 | |

## Significant accounting policies

| First Half of FY 2003.12<br>(Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12<br>(Jan. 1, 2004 - Jun. 30, 2004) | FY 2003.12<br>(Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|
| 1. Basis and method for valuation of assets<br>a. Financial assets<br>Held-to-maturity securities:<br>Held-to-maturity debt securities are stated by the amortized cost method<br>Other securities:<br>- Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.<br>- Securities with market value are stated at fair value at closing date for the fiscal half-year period, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.<br>- Securities without market value are stated at cost determined by the moving average method. | 1. Basis and method for valuation of assets<br>a. Financial assets<br>Same as in the left. | 1. Basis and method for valuation of assets<br>a. Financial assets<br>Held-to-maturity securities:<br>Held-to-maturity debt securities are stated by the amortized cost method.<br>Other securities:<br>- Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.<br>- Securities with market are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.<br>- Securities without market value are stated at cost determined by the moving average method. |
| b. Basis of valuation of derivatives:<br>Derivatives are revaluated by the market value method.<br>b. Inventories<br>- Inventories other than work in process are presented at cost determined principally by the average method.<br>- Work in process is stated at cost determined principally by the first-in, first-out method. | b. Basis of valuation of derivatives<br>Same as in the left.<br>c. Inventories<br>Same as in the left. | b. Basis of valuation of derivatives<br>Same as in the left.<br>c. Inventories<br>Same as in the left. |
| 2. Method of depreciation<br>a. Tangible fixed assets<br>Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.<br>b. Intangible fixed assets<br>Depreciation of intangible fixed assets is calculated primarily by the straight-line method. | 2. Method of depreciation<br>Same as in the left. | 2. Method of depreciation<br>Same as in the left. |
| 3. Accounting for important reserves<br>a. Reserve for doubtful accounts<br>In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at un-collectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financial instruments.<br>b. Reserve for bonuses to employees<br>The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal half-year periods.<br>c. Reserve for sales returns<br>The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal half-year period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal half-year periods, in order to prepare for a loss arising from sales returns subsequent to the interim balance sheet date. | 3. Accounting for important reserves<br>a. Reserve for doubtful accounts<br>Same as in the left.<br>b. Reserve for bonuses to employees<br>Same as in the left.<br>c. Reserve for sales returns<br>Same as in the left. | 3. Accounting for important reserves<br>a. Reserve for doubtful accounts<br>Same as in the left.<br>b. Reserve for bonuses to employees<br>The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.<br>c. Reserve for sales returns<br>The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date. |

| First Half of FY 2003.12<br>(Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12<br>(Jan. 1, 2004 - Jun. 30, 2004) | FY 2003.12<br>(Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|
| d. Reserve for sales rebates<br>The reserve for sales rebates is computed by multiplying the balance of account receivables at the interim balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the interim balance sheet date. | d. Reserve for sales rebates<br>The reserve for sales rebates is computed by based on sales amount in order to prepare for any expenditure on sales rebates subsequent to the first half of this fiscal year.<br>(Additional Information)<br>Although the Company had computed by multiplying the balance of account receivables at the interim balance sheet date by the current rebate ratio, the Company has changed to compute estimated reserve for sales rebates, to be charged for the first half of this fiscal year, based on sales amount, because of revising the sales rebate calculation rule in this fiscal half-year period. | d. Reserve for sales rebates<br>The reserve for s ales rebates is computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date. |
| e. Reserve for employees' retirement benefits<br>The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the interim balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the interim balance sheet date.<br>Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees.<br>Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. | e. Reserve for employees' retirement benefits<br>Same as in the left. | e. Reserve for employees' retirement benefits<br>The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date.<br>Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees.<br>Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. |
| f. Reserve for officers' retirement benefits<br>The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the interim balance sheet date on the basis of the Company's internal regulations. | f. Reserve for officers' retirement benefits<br>Same as in the left. | f. Reserve for officers' retirement benefits<br>The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.. |
| 4. Accounting for lease transactions<br>Non-cancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases. | 4. Accounting for lease transactions<br>Same as in the left. | 4. Accounting for lease transactions<br>Same as in the left. |
| 5. Other<br>Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption taxes. | 5. Other<br>Same as in the left. | 5. Other<br>Same as in the left. |

## Notes

### *1. Notes to the Non-Consolidated Balance Sheets*

| First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004) | FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|
| (1) Accumulated depreciation of tangible fixed assets: ¥128,318 million | (1) Accumulated depreciation of tangible fixed assets:¥125,719million | (1) Accumulated depreciation of tangible fixed assets:¥123,359million |
| (2) Contingent liabilities (Millions of Yen)<br>Guarantees of loans of employees 1,339 | (2) Contingent liabilities (Millions of Yen)<br>Guarantees of loans of employees 1,180 | (2) Contingent liabilities (Millions of Yen)<br>Guarantees of loans of employees 1,276 |
| (3) Increment in outstanding shares<br>Conversion from convertible bonds:<br>Number of shares converted 35,408 shares<br>Amount transferred to paid-in capital ¥13,525,856 | (3) Increment in outstanding shares<br>Conversion from convertible bonds:<br>Number of shares converted 56,385 shares<br>Amount transferred to paid-in capital ¥21,539,070<br>Exercise of warrant bonds:<br>Number of shares acquired 224,556 shares<br>Amount transferred to paid-in capital ¥150,452,520 | (3) Increment in outstanding shares<br>Conversion from convertible bonds:<br>Number of shares converted 57,701 shares<br>Amount transferred to paid-in capital ¥22,041,782 |
| (4)<br>---------- | (4) Commitment line (loan framework) contract<br>The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans in fiscal half-year period ended June 30 was as follows;<br>(Millions of Yen)<br>Total commitments 30,000<br>Commitments used —<br>Commitments unused 30,000 | (4)<br>---------- |

### *2. Notes to the Non-Consolidated Statements of Income*

| First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004) | FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|
| (1) Significant components in non-operating income:<br>(Millions of Yen)<br>Interests income 111<br>Interests on securities 56<br>Dividend income 443<br>Patent royalties 833<br>Redemption of research and development expenses 698 | (1) Significant components in non-operating income:<br>(Millions of Yen)<br>Interests income 86<br>Interests on securities 34<br>Dividend income 143<br>Patent royalties 1,000 | (1) Significant components in non-operating income:<br>(Millions of Yen)<br>Interests income 165<br>Interests on securities 83<br>Dividend income 468<br>Patent royalties 1,354<br>Redemption of research and development expenses 698<br>Profit on derivatives 521 |
| (2) Significant components in non-operating expense:<br>(Millions of Yen)<br>Interests expense 101<br>Interests of bonds 46<br>Loss on derivatives 828 | (2) Significant components in non-operating expense:<br>(Millions of Yen)<br>Interests expense 82<br>Interests of bonds 45<br>Loss on derivatives 186<br>Loss on inventories 499<br>Loss on disposal of fixed assets 280 | (2) Significant components in non-operating expense:<br>(Millions of Yen)<br>Interests expense 140<br>Interests of bonds 69<br>Loss on disposal of fixed assets 376 |
| (3) Extraordinary gains:<br>(Millions of Yen)<br>Gain on sales of investment securities 510<br>Fee of license agreement 3,294<br>Milestone payments received based on the licensing agreement related to the co-development and co-marketing of MRA. | (3)<br>---------- | (3) Extraordinary gains:<br>(Millions of Yen)<br>Gain on sales of investment securities 1,312<br>Fee of licensing agreement 3,294<br>Milestone payments received based on the licensing agreement related to the co-development and co-marketing of MRA.<br>Profit from sales of fixed assets 3,466<br>It was based on the sales of building and land, etc from Takada Research Laboratory. |

| First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003) | First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004) | FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003) |
|---|---|---|
| (4)<br>---------- | (4)<br>---------- | (4) Extraordinary losses:<br>(Millions of Yen)<br>Office closing costs 2,027<br>This was mainly environmental protection, etc. |
| (5) Depreciation<br>(Millions of Yen)<br>Tangible fixed assets 5,647<br>Intangible fixed assets 8 | (5) Depreciation<br>(Millions of Yen)<br>Tangible fixed assets 5,594<br>Intangible fixed assets 52 | (5) Depreciation<br>(Millions of Yen)<br>Tangible fixed assets 8,770<br>Intangible fixed assets 35 |

## *3. Lease Transactions*

**First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)**

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

| | Acquisition cost | Accumulated depreciation | Net balance |
|---|---|---|---|
| Machinery and vehicle | 62 | 26 | 35 |
| Furniture and fixtures | 1,963 | 1,120 | 842 |
| Total | 2,026 | 1,147 | 878 |

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

| | |
|---|---|
| Due within one year | 371 |
| Due over one year | 507 |
| Total | 878 |

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

| | |
|---|---|
| Lease payments | 217 |
| Depreciation | 217 |

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

**First Half of FY 2004.12 (Jan. 1, 2004- Jun. 30, 2004)**

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

| | Acquisition cost | Accumulated depreciation | Net balance |
|---|---|---|---|
| Machinery and vehicle | 72 | 35 | 36 |
| Furniture and fixtures | 2,177 | 1,077 | 1,099 |
| Total | 2,249 | 1,113 | 1,136 |

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

| | |
|---|---|
| Due within one year | 423 |
| Due over one year | 712 |
| Total | 1,136 |

Same as in the left.

(3) Lease payments and depreciation

(Millions of Yen)

| | |
|---|---|
| Lease payments | 238 |
| Depreciation | 238 |

(4) Depreciation of leased assets

Same as in the left.

**FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)**

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

| | Acquisition cost | Accumulated depreciation | Net balance |
|---|---|---|---|
| Machinery and vehicle | 62 | 29 | 32 |
| Furniture and fixtures | 2,000 | 1,189 | 811 |
| Total | 2,062 | 1,218 | 844 |

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

| | |
|---|---|
| Due within one year | 364 |
| Due over one year | 480 |
| Total | 844 |

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

| | |
|---|---|
| Lease payments | 315 |
| Depreciation | 315 |

(4) Depreciation of leased assets

Same as in the left.

## *4. Fair Value of Investments in subsidiaries and affiliates*

As of September 30, 2003, As of June 30, 2004 and As of December 31, 2003

The Company has no investments in subsidiaries and affiliates that have fair-value.

# Fiscal Year 2004.12
# Supplementary Materials for
# Consolidated Interim Financial Results
# Period Ended June 30, 2004



Creating Value for Life

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

For further inquiries, please contact: Shizuo Kagoshima, Corporate Communications Dept.

Telephone: +81-(0) 3-3273-0881 (direct)

Fax: +81-(0) 3-3281-6607

URL: http://www.chugai-pharm.co.jp/english

## Business Segments

In consideration of product categories, properties, and manufacturing methods, Chugai classifies its operations into the Pharmaceuticals Business and Other Business—i.e., that not belonging to the Pharmaceuticals Business.

Pharmaceuticals Business: prescription pharmaceuticals, nonprescription products
Other Business: insecticides

## Comparisons

As a result of the change of the fiscal year-end in the previous fiscal year, while the previous year's interim period was from April 1, 2003, to September 30, 2003, the interim period under review was from January 1, 2004, to June 30, 2004. Comparisons with the previous year's interim period have therefore been omitted. Comparisons of forecasts for the full fiscal year and the previous fiscal year's results have likewise been omitted due to the previous fiscal year's atypical nine-month span.

## 1. Forecasted Results and Differentials

(Millions of Yen)

| | First Half of FY 2004.12 (Actual Results) | Forecasts (Announced on February 13, 2004) | Change | |
|---|---|---|---|---|
| | | | Amount | % |
| Net Sales | 142,002 | 144,000 | (1,998) | (1.4)% |
| Operating Income | 22,337 | 18,500 | 3,837 | 20.7% |
| Recurring Profit | 23,638 | 19,000 | 4,638 | 24.4% |
| Net Income | 13,838 | 11,500 | 2,338 | 20.3% |
| Net Income per Share (Yen) | ¥25.33 | ¥21.05 | ¥4.28 | 20.3% |

Due to the slow market penetration of some newly launched prescription pharmaceuticals, such as the peginterferon alfa-2a drug, Pegasys®, net sales fell slightly short of the initial forecast.
At the profit level, some sales promotion expenses and R&D expenses have been shifted to the latter half of the year, and, thanks to continued efforts to improve the efficiency of expenses, operating income, recurring profit, and net income exceeded the original forecasts.

## 2.Financial Highlights

(Millions of Yen)

| | First Half of FY2003.3 | First Half of FY2003.12 | First Half of FY2004.12 | FY2003.12 (9 months) | FY2004.12 (Forecasts) |
|---|---|---|---|---|---|
| Net Sales | 99,743 | 141,054 | 142,002 | 232,748 | 297,000 |
| Operating Income | 12,133 | 27,732 | 22,337 | 42,719 | 52,500 |
| Operating Income to Net Sales | 12.2% | 19.6% | 15.7% | 18.4% | 17.7% |
| Recurring Profit | 12,503 | 28,622 | 23,638 | 43,947 | 53,000 |
| Net Income(Loss) | (26,152) | 18,225 | 13,838 | 28,445 | 31,500 |
| Return on Equity | (12.5)% | 6.5% | 4.6% | 9.9% | - |
| Return on Assets (Recurring Profit) | 3.6% | 7.0% | 5.9% | 10.6% | - |
| Net Income(Loss) per Share (Yen) [Basic] | ¥(97.17) | ¥33.19 | ¥25.33 | ¥51.73 | ¥57.63 |
| Net Income per Share (Yen) [Fully Diluted] | - | ¥32.69 | ¥24.96 | ¥50.94 | - |
| Shareholders' Equity per Share (Yen) | ¥665.68 | ¥525.18 | ¥558.14 | ¥542.96 | - |
| Shareholders' Equity to Total Assets | 62.4% | 72.3% | 75.9% | 73.2% | - |
| Cost of Sales to Net Sales | 29.9% | 34.4% | 38.3% | 36.0% | 37.9% |
| SG&A Expenses to Net Sales | 36.1% | 28.4% | 29.8% | 27.0% | 27.9% |
| R&D Expenses | 21,753 | 24,843 | 22,951 | 43,524 | 49,000 |
| R&D Expenses to Net Sales | 21.8% | 17.6% | 16.2% | 18.7% | 16.5% |
| Capital Expenditures | 6,451 | 6,463 | 5,351 | 11,819 | 11,500 |
| Depreciation | 4,404 | 6,067 | 6,060 | 9,700 | 12,500 |
| Overseas Sales | 7,371 | 9,761 | 8,956 | 16,751 | 16,600 |
| Overseas Sales to Net Sales | 7.4% | 6.9% | 6.3% | 7.2% | 5.6% |
| Consolidated/Non-Consolidated Ratio (Net Sales) | 1.04 | 1.04 | 1.03 | 1.05 | 1.03 |
| Consolidated/Non-Consolidated Ratio (Operating Income) | 1.10 | 1.12 | 1.10 | 1.11 | 1.06 |
| Consolidated/Non-Consolidated Ratio (Recurring Profit) | 1.06 | 1.09 | 1.07 | 1.09 | 1.04 |
| Consolidated/Non-Consolidated Ratio (Net Income) | 0.99 | 1.04 | 1.04 | 1.04 | 1.02 |
| Net Cash Provided by (Used in) Operating Activities | 20,095 | (16,857) | 26,863 | (36,795) | - |
| Net Cash Provided by (Used in) Investing Activities | 10,652 | 6,495 | (18,933) | 14,413 | - |
| Net Cash Provided by (Used in) Financing Activities | 12,053 | (11,341) | (7,122) | (11,582) | - |
| Cash and Cash Equivalents | 83,779 | 48,978 | 37,217 | 36,226 | - |
| Number of Employees | 4,346 | 5,723 | 5,582 | 5,680 | 5,500 |

Notes:
1. Return on equity and return on assets (recurring profit) have not been annualized.
2. Net income per share (fully diluted) for the fiscal year ended September 30, 2003, has not been recorded as the Company recorded a net loss for this fiscal period.
3. Number of employees includes employees seconded to other companies.

(Millions of Yen)


Net Sales
Recurring Profit
108,221
18,846
99,743
12,503
141,054
28,622
142,002
23,638
2001.9
2002.9
2003.9
2004.6


ROE
ROA
5.5%
4.7%
3.6%
-12.5%
7.0%
6.5%
5.9%
4.6%
2001.9
2002.9
2003.9
2004.6


Cost of Sales to Net Sales
SG&A Ratio
34.3%
30.0%
36.1%
29.9%
34.4%
28.4%
38.3%
29.8%
2001.9
2002.9
2003.9
2004.6


R&D Expenses
R&D Ratio
20.5%
22,189
21.8%
21,753
24,843
17.6%
22,951
16.2%
2001.9
2002.9
2003.9
2004.6


Capital Expenditure
Depreciation
4,885
5,457
6,451
4,404
6,463
6,067
5,351
6,060
2001.9
2002.9
2003.9
2004.6


Overseas Sales
Overseas Ratio
12.3%
13,348
7.4%
7,371
6.9%
9,761
6.3%
8,956
2001.9
2002.9
2003.9
2004.6

## 3. Forecasts for the Fiscal Year Ending December 31, 2004

(Millions of Yen)

| | FY2004.12 (Forecasts) | FY2003.12 (9 months) | Change | |
|---|---|---|---|---|
| | | | Amount | % |
| Net Sales | 297,000 | 232,748 | - | - |
| Operating Income | 52,500 | 42,719 | - | - |
| Recurring Profit | 53,000 | 43,947 | - | - |
| Net Income | 31,500 | 28,445 | - | - |
| Net Income per Share (Yen) | ¥57.63 | ¥51.73 | - | - |

* For more details, please refer to *"(2) Outlook for the Current Fscal Year"* on page 7 of the Interim Consolidated Financial Statements.

## 4. Income Statements

### (1) Sales by Category

(Millions of Yen)

| | First Half of FY2004.12 | | First Half of FY2003.12 | | Change | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| Prescription Pharmaceuticals | 132,842 | 93.5% | 129,764 | 92.0% | - | - |
| Nonprescription Products | 9,160 | 6.5% | 11,289 | 8.0% | - | - |
| Total | 142,002 | 100.0% | 141,054 | 100.0% | - | - |
| Overseas Sales | < 8,956> | < 6.3%> | < 9,761> | < 6.9%> | < -> | < -> |

Notes:
1. Classification of category differs from that for business segments.
2. Nonprescription products figures include sales of Varsan®.

* For details, please refer to the next page.

## (2) Sales of Mainstay Products

(Millions of Yen)

Figures are rounded off to the nearest 100 million

| Product Name | First Half of FY2004.12 | First Half of FY2003.12 | Change | First Half of FY2004.12 (Forecasts) | Change | FY2004.12 (Forecasts) | FY2003.12 (9 months) | Change |
|---|---|---|---|---|---|---|---|---|
| Prescription Pharmaceuticals | | | | | | | | |
| Epogin | 32,000 | 36,200 | - | 32,500 | (500) | 68,800 | 55,700 | - |
| Neutrogin | 13,000 | 14,600 | - | 12,400 | 600 | 26,400 | 24,700 | - |
| Sigmart | 8,500 | 9,500 | - | 8,400 | 100 | 17,800 | 14,500 | - |
| Alfarol | 7,600 | 8,700 | - | 7,900 | (300) | 16,700 | 13,500 | - |
| Rituxan | 7,400 | 3,800 | - | 7,700 | (300) | 15,500 | 8,200 | - |
| Tamiflu | 7,200 | 0 | - | 7,600 | (400) | 10,300 | 11,600 | - |
| Furtulon | 6,000 | 8,100 | - | 7,100 | (1,100) | 13,200 | 12,200 | - |
| Kytril | 5,000 | 6,000 | - | 5,700 | (700) | 12,000 | 9,200 | - |
| Herceptin | 4,100 | 4,400 | - | 3,900 | 200 | 8,200 | 6,800 | - |
| Rythmodan | 3,600 | 4,100 | - | 3,500 | 100 | 7,300 | 6,400 | - |
| Suvenyl | 3,200 | 3,500 | - | 3,600 | (400) | 7,900 | 5,400 | - |
| Oxarol | 3,100 | 2,900 | - | 2,800 | 300 | 6,200 | 4,600 | - |
| Euglucon | 2,600 | - | - | 2,500 | 100 | 5,000 | 1,800 | - |
| Pegasys | 2,300 | - | - | 3,900 | (1,600) | 6,900 | 200 | - |
| Rocephin | 2,200 | 2,400 | - | 2,500 | (300) | 4,800 | 3,700 | - |
| Renagel | 1,600 | 800 | - | 1,700 | (100) | 4,200 | 1,700 | - |
| Evista | 1,500 | - | - | - | - | 3,700 | - | - |
| Xeloda | 900 | 400 | - | 900 | 0 | 2,100 | 900 | - |
| Nonprescription Products | | | | | | | | |
| Varsan | 4,000 | 4,400 | - | 4,800 | (800) | 6,000 | 4,000 | |
| Guronsan Brand | 3,900 | 5,000 | - | 3,700 | 200 | 8,800 | 7,500 | - |
| Chugai Ichoyaku Brand | 400 | 600 | - | 500 | (100) | 1,300 | 1,000 | - |

Notes:
1. Sales of Euglucon® for the fiscal year ended December 31, 2003, were for the period from October to December, after the transfer of the marketing rights to Chugai.
2. Pegasys® was launched in December 2003.
3. Renagel® and Xeloda® were launched in June 2003.
4. Evista® was launched in May 2004.

## (3) SG&A Expenses

(Millions of Yen)

| | First Half of FY2004.12 | Ratio | First Half of FY2003.12 | Ratio | Change | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % |
| SG&A Expenses | 42,357 | 29.8% | 40,016 | 28.4% | - | - |
| R&D Expenses | 22,951 | 16.2% | 24,843 | 17.6% | - | - |
| Total | 65,308 | 46.0% | 64,859 | 46.0% | - | - |

## (4) Non-Operating Income and Expenses

### Financial Income and Expenses

(Millions of Yen)

| | First Half of FY2004.12 | First Half of FY2003.12 | Change |
|---|---|---|---|
| Interest and Dividend Income<br>[Dividend Income] | 234<br>[53] | 271<br>[76] | -<br>[ -] |
| Interest Expenses<br>[Interest Payments on Corporate Bonds] | 137<br>[45] | 147<br>[46] | -<br>[ -] |
| Net Difference:<br>Financial Income and Expenses | 97 | 124 | - |

## 5. Balance Sheets

### Summarized Balance Sheets

(Millions of Yen)

| | As of June 30, 2004 | | As of December 31, 2003 | | Change | Notes |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | | |
| Assets | 402,194 | 100.0% | 405,197 | 100.0% | (3,003) | |
| Current Assets | 254,083 | 63.2% | 255,504 | 63.1% | (1,420) | **(1)** |
| Fixed Assets | 148,110 | 36.8% | 149,693 | 36.9% | (1,582) | **(2)** |
| Liabilities | 95,719 | 23.8% | 107,576 | 26.6% | (11,856) | |
| Current Liabilities | 47,894 | 11.9% | 56,304 | 13.9% | (8,410) | **(3)** |
| Fixed Liabilities | 47,825 | 11.9% | 51,272 | 12.7% | (3,446) | **(4)** |
| Minority Interests | 1,403 | 0.3% | 903 | 0.2% | 499 | |
| Shareholders' Equity | 305,070 | 75.9% | 296,717 | 73.2% | 8,353 | |
| Common Stock | 68,409 | 17.0% | 68,237 | 16.8% | 171 | **(5)** |
| Additional Paid-In Capital | 88,271 | 21.9% | 88,099 | 21.7% | 171 | **(5)** |
| Retained Earnings | 150,707 | 37.5% | 144,062 | 35.6% | 6,645 | |
| Net Unrealized Gain on Securities | 3,657 | 0.9% | 2,340 | 0.6% | 1,316 | **(6)** |
| Foreign Currency Translation Adjustments | (29) | (0.0)% | (85) | (0.0)% | 56 | |
| Treasury Stock, at Cost | (5,945) | (1.4)% | (5,936) | (1.5)% | (9) | |

For details on increases and decreases from the previous period on a non-consolidated basis, please refer to Supplementary Materials for Non-Consolidated Interim Financial Results Period Ended June 30, 2004.

## (1) Current Assets

### a. Cash and Deposits

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 37,217 | 36,226 | 990 |

### b. Marketable Securities

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 42,384 | 30,694 | 11,689 |

Note: This increase was mainly due to commercial paper acquisitions and the reclassification of bonds that will reach maturity within one year to marketable securities from investment securities.

### c. Trade Receivables and Inventories

(Millions of Yen)

| | As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|---|
| Trade Receivable Balance | 104,632 | 113,861 | (9,229) |
| Inventory Balance | 57,068 | 53,156 | 3,912 |

Notes:

1. The decrease in the trade receivables balance was mainly due to the recovery of trade receivables for December, which is generally a high sales month.
2. The increase in the inventory balance is mainly due to an increase in inventories of the antitumor agent Rituxan® and the postmenopausal osteoporosis drug Evista®.

### d. Accrued revenue (Major item of "Other" current assets)

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 2,383 | 4,735 | (2,352) |

Note: This decline was due primarily to the recovery of accrued revenue from F. Hoffmann-La Roche Ltd.

**e. Accrued Income Taxes (Major item of "Other" current assets)**

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 30 | 5,698 | (5,668) |

Note: Although accrued income taxes were incurred in the previous term due to the Company's implementation of estimated tax for the term based on the preceding fiscal year's declared total, which included taxes on deemed transfer income, local taxes and enterprise taxes arising from the spin-off of Gen-Probe Incorporated, accrued income taxes declined due to the payment of a substantial portion in the first half of the fiscal year 2004.

## (2) Fixed Assets

**a. Investment Securities**

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 19,531 | 17,101 | 2,429 |

Note: This increase occurred in spite of a reclassification of bonds that will reach maturity within one year to marketable securities from investment securities due to bond purchases and gain on valuation of other marketable securities.

**b. Deferred Tax Assets (Fixed assets)**

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 18,394 | 20,809 | (2,414) |

Note: This decrease was mainly due to declines in retirement benefit provisions, the non-deductible amortization of deferred assets, and an increase in the gain on valuation of other marketable securities.

## (3) Current Liabilities

**a. Accrued Income Taxes**

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 6,384 | 244 | 6,139 |

Note: The irregularity in the figure as of December 31, 2003, is due to the Company's implementation of estimated tax for the previous fiscal year based on the preceding fiscal year's declared total, which included income taxes arising from a taxable gain on the transfer of the Company's investment in Gen-Probe Incorporated following its spin-off.

### b. Other Payables

(Millions of Yen)

| | As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|---|
| Construction | 4,633 | 4,614 | 18 |
| Other | 2,621 | 5,883 | (3,261) |

Note: The decline in other was due to the calculation of sales rebates by offsetting them against monthly trade receivables, a practice that the Company adopted during the interim term.

## (4) Fixed Liabilities

### a. Bonds with warrant

| Type: | Balance of Unredeemed Bonds [Issued Amount] | Number of Warrant | Type of Stock Issued | Exercise Period | Exercise Price |
|---|---|---|---|---|---|
| #1 Series Bonds with Warrant | ¥6,011 million [¥43,883 million] | 20 | Common stock | October 2002 – September 2008 | ¥1,338.5108 |

### b. Convertible Bonds

| Type: | Balance of Unredeemed Bonds [Issued Amount] | Redemption Period | Redemption Price |
|---|---|---|---|
| #6 Series of Unsecured Convertible Bonds | ¥3,395 million [¥25,000 million] | September 2008 | ¥762.50 |

## (5) Changes in Common Stock and Additional Paid-in Capital

| Name | No. of Shares (Thousands) | Common Stock (Millions of Yen) | Additional Paid-in Capital (Millions of Yen) |
|---|---|---|---|
| As of December 31, 2003 | 550,691 | 68,237 | 88,099 |
| Change Due to Conversion of Convertible Bonds | 56 | 21 | 21 |
| Increase due to exercise of Warrant on bonds with Warrant | 224 | 150 | 150 |
| Gain on the Disposal of Treasury Stock | - | - | 0 |
| As of June 30, 2004 | 550,972 | 68,409 | 88,271 |

## (6) Net Unrealized Gain on Securities

Valuation gains of ¥3,657million (after deductions for tax-effect accounting) were directly credited to capital.

## 6. Outline of Principal Subsidiaries and the Status of Their Business Results

### (1) Outline

| Company Name | Chugai Pharma Marketing Ltd. | Eiko Kasei Co., Ltd. |
|---|---|---|
| Established | 1997 | 1967 |
| Location | London, United Kingdom | Nishi-Shirakawagun, Fukushima Prefecture |
| Business | Sale of pharmaceutical products | Manufacture and sale of insecticides |
| Capital | £8,677,000 (June 2004) | ¥50 million (June 2004) |
| Percentage Ownership | 100.0% | 100.0% |

Note: Chugai Pharma Marketing Ltd. oversees and coordinates the sales and marketing operations of the Germany branch, Chugai Pharma France S.A.S., Chugai Pharma U.K. Ltd., and Chugai Aventis S.N.C.

### (2) Business Results

(Millions of Yen)

| Company Name | | Chugai Pharma Marketing Ltd. | | Eiko Kasei Co., Ltd. | |
|---|---|---|---|---|---|
| | | First Half of FY2004.12 | First Half of FY2003.12 | First Half of FY2004.12 | First Half of FY2003.12 |
| Net Sales | | 6,956 | 7,339 | 1,032 | 876 |
| | In local currency *(in thousands)* | *£35,458* | *£37,047* | | |
| | Compared with the previous period | 95.7% | 134.0% | - | 75.6% |
| Net Income | | 801 | 914 | (40) | 7 |
| | In local currency *(in thousands)* | *£4,083* | *£4,618* | | |
| | Compared with the previous period | 88.4% | 367.7% | - | - |

Notes:

1. Translations into yen have been calculated based on the prevailing exchange rates on June 30, 2004 and 2003. (June 2004: £1=¥196.18; June 2003: £1=¥198.11)
2. Comparison with previous term for Eiko Kasei's Net Income is omitted because it recorded a net loss on the previous year.

(Appendix 1)

# Fiscal Year 2004.12
# Supplementary Materials for
# Non-Consolidated Interim Financial Results
# Period Ended June 30, 2004

## Comparisons

As a result of the change of the fiscal year-end in the previous fiscal year, while the previous year's interim period was from April 1, 2003, to September 30, 2003, the interim period under review was from January 1, 2004, to June 30, 2004. Comparisons with the previous year's interim period have therefore been omitted. Comparisons of forecasts for the full fiscal year and the previous fiscal year's results have likewise been omitted due to the previous fiscal year's atypical nine-month span.

## 1. Forecasted Results and Differentials

(Millions of Yen)

| | First Half of FY2004.12 (Actual Results) | Forecasts (Announced on February 13, 2004) | Change | |
|---|---|---|---|---|
| | | | Amount | % |
| Net Sales | 137,881 | 140,000 | (2,119) | (1.5)% |
| Operating Income | 20,268 | 17,500 | 2,768 | 15.8% |
| Recurring Profit | 22,092 | 18,500 | 3,592 | 19.4% |
| Net Income | 13,275 | 11,000 | 2,275 | 20.7% |
| Net Income per Share (Yen) | ¥24.30 | ¥20.13 | ¥4.17 | 20.7% |

Due to the slow market penetration of some newly launched prescription pharmaceuticals, such as the peginterferon alfa-2a drug, Pegasys®, net sales fell slightly short of the initial forecast.

At the profit level, some sales promotion expenses and R&D expenses have been shifted to the latter half of the year, and, thanks to continued efforts to improve the efficiency of expenses, operating income, recurring profit, and net income exceeded the original forecasts.

## 2. Financial Highlights

(Millions of Yen)

| | First Half of FY2003.3 | First Half of FY2003.12 | First Half of FY2004.12 | FY2003.12 (9 months) | FY2004.12 (Forecasts) |
|---|---|---|---|---|---|
| Net Sales | 95,884 | 135,568 | 137,881 | 222,138 | 288,000 |
| Operating Income | 11,008 | 24,757 | 20,268 | 38,451 | 49,500 |
| Operating Income to Net Sales | 11.5% | 18.3% | 14.7% | 17.3% | 17.2% |
| Recurring Profit | 11,776 | 26,228 | 22,092 | 40,380 | 51,000 |
| Net Income(Loss) | (26,405) | 17,457 | 13,275 | 27,232 | 31,000 |
| Return on Equity | (13.0)% | 7.1% | 4.5% | 9.7% | - |
| Return on Assets (Recurring Profit) | 3.5% | 7.2% | 5.6% | 9.9% | - |
| Net Income(Loss) per Share (Yen) [Basic] | ¥(98.11) | ¥31.79 | ¥24.30 | ¥49.51 | ¥56.72 |
| Net Income per Share (Yen) [Fully Diluted] | - | ¥31.31 | ¥23.94 | ¥48.76 | - |
| Shareholders' Equity per Share (Yen) | ¥656.33 | ¥514.48 | ¥546.41 | ¥532.36 | - |
| Dividends per Share (Yen) | ¥8.00 | - | ¥9.00 | ¥13.00 | ¥18.00 |
| Payout Ratio | - | - | - | 26.3% | - |
| Shareholders' Equity to Total Assets | 62.7% | 72.7% | 76.2% | 73.6% | - |
| Cost of Sales to Net Sales | 30.4% | 35.1% | 39.4% | 36.6% | 38.2% |
| SG&A Expenses to Net Sales | 35.4% | 28.1% | 29.2% | 26.6% | 27.4% |
| R&D Expenses | 21,770 | 25,202 | 22,990 | 43,580 | 49,500 |
| R&D Expenses to Net Sales | 22.7% | 18.6% | 16.7% | 19.6% | 17.2% |
| Capital Expenditures | 5,831 | 6,311 | 5,307 | 11,461 | 11,000 |
| Depreciation | 4,185 | 5,655 | 5,646 | 8,805 | 12,000 |
| Exports | 3,512 | 4,276 | 4,835 | 6,141 | 7,600 |
| Exports to Net Sales | 3.7% | 3.2% | 3.5% | 2.8% | 2.6% |
| Number of Employees | 3,577 | 5,016 | 4,982 | 4,977 | 4,900 |

Notes:

1. Return on equity and return on assets (recurring profit) have not been annualized.
2. Net income per share (fully diluted) for the fiscal year ended September 30, 2003, has not been recorded as the Company recorded a net loss for this fiscal period.
3. Number of employees includes employees seconded to other companies
4. Since the fiscal year ended December 31, 2003 was an irregular nine-month term due to the change in fiscal year-end, an interim dividend was not implemented.

(Millions of Yen)


Net Sales
Recurring Profit
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
97,021
95,884
135,568
137,881
18,189
11,776
26,228
22,092
2001.9
2002.9
2003.9
2004.6


ROE
ROA
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
4.7%
3.5%
7.2%
5.6%
5.5%
7.1%
4.5%
-13.0%
2001.9
2002.9
2003.9
2004.6


Cost of Sales to Net Sales
SG&A Ratio
40.0%
39.0%
38.0%
37.0%
36.0%
35.0%
34.0%
33.0%
32.0%
31.0%
30.0%
29.0%
28.0%
27.0%
39.4%
35.1%
35.4%
34.4%
30.4%
29.8%
29.2%
28.1%
2001.9
2002.9
2003.9
2004.6


R&D Expenses
R&D Ratio
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
24.0%
23.0%
22.0%
21.0%
20.0%
19.0%
18.0%
17.0%
16.0%
22.7%
19.5%
25,202
22,990
21,770
18.6%
18,873
16.7%
2001.9
2002.9
2003.9
2004.6


Capital Expenditures
Depreciation
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,831
6,311
5,307
4,283
5,655
5,646
4,185
4,141
2001.9
2002.9
2003.9
2004.6


Exports
Exports to Net Sales
6,000
5,000
4,000
3,000
2,000
1,000
0
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
4,835
4,256
4,276
3,512
4.4%
3.5%
3.2%
3.7%
2001.9
2002.9
2003.9
2004.6

## 3. Forecasts for the Fiscal Year Ending December 31, 2004

(Millions of Yen)

| | FY2004.12 (Forecasts) | FY2003.12 (9 months) | Change | |
|---|---|---|---|---|
| | | | Amount | % |
| Net Sales | 288,000 | 222,138 | - | - |
| Operating Income | 49,500 | 38,451 | - | - |
| Recurring Profit | 51,000 | 40,380 | - | - |
| Net Income | 31,000 | 27,232 | - | - |
| Net Income per Share (Yen) | ¥56.72 | ¥49.51 | - | - |

## 4. Income Statements

### (1) Sales by Category

(Millions of Yen)

| | First Half of FY2004.12 | | First Half of FY2003.12 | | Change | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| Prescription Pharmaceuticals | 128,721 | 93.4% | 124,279 | 91.7% | - | - |
| Nonprescription Products | 9,160 | 6.6% | 11,289 | 8.3% | - | - |
| Total | 137,881 | 100.0% | 135,568 | 100.0% | - | - |
| Exports | < 4,835> | <3.5%> | < 4,276> | < 3.2%> | < -> | < -> |

Note: Nonprescription products includes sales of Varsan®.

* For details, please refer to the next page.

## (2) Sales of Mainstay Products

(Millions of Yen)

Figures are rounded off to the nearest 100 million

| Product Name | First Half of FY2004.12 | First Half of FY2003.12 | Change | First Half of FY2004.12 (Forecasts) | Change | FY2004.12 (Forecasts) | FY2003.12 (9 months) | Change |
|---|---|---|---|---|---|---|---|---|
| Prescription Pharmaceuticals | | | | | | | | |
| Epogin | 32,000 | 36,200 | - | 32,500 | (500) | 68,800 | 55,700 | - |
| Alfarol | 7,600 | 8,700 | - | 7,900 | (300) | 16,700 | 13,500 | - |
| Rituxan | 7,400 | 3,800 | - | 7,700 | (300) | 15,500 | 8,200 | - |
| Sigmart | 7,300 | 8,000 | - | 7,300 | 0 | 15,400 | 12,600 | - |
| Tamiflu | 7,200 | 0 | - | 7,600 | (400) | 10,300 | 11,600 | - |
| Furtulon | 6,000 | 8,100 | - | 7,100 | (1,100) | 13,200 | 12,200 | - |
| Neutrogin | 5,800 | 7,000 | - | 6,000 | (200) | 13,200 | 10,900 | - |
| Kytril | 5,000 | 6,000 | - | 5,700 | (700) | 12,000 | 9,200 | - |
| Herceptin | 4,100 | 4,400 | - | 3,900 | 200 | 8,200 | 6,800 | - |
| Rythmodan | 3,600 | 4,100 | - | 3,500 | 100 | 7,300 | 6,400 | - |
| Suvenyl | 3,200 | 3,500 | - | 3,600 | (400) | 7,900 | 5,400 | - |
| Oxarol | 3,100 | 2,900 | - | 2,800 | 300 | 6,200 | 4,600 | - |
| Euglucon | 2,600 | - | - | 2,500 | 100 | 5,000 | 1,800 | - |
| Pegasys | 2,300 | - | - | 3,900 | (1,600) | 6,900 | 200 | - |
| Rocephin | 2,200 | 2,400 | - | 2,500 | (300) | 4,800 | 3,700 | - |
| Renagel | 1,600 | 800 | - | 1,700 | (100) | 4,200 | 1,700 | - |
| Evista | 1,500 | - | - | - | - | 3,700 | - | - |
| Xeloda | 900 | 400 | - | 900 | 0 | 2,100 | 900 | - |
| Nonprescription Products | | | | | | | | |
| Varsan | 4,000 | 4,400 | - | 4,800 | (800) | 6,000 | 4,000 | - |
| Guronsan Brand | 3,900 | 5,000 | - | 3,700 | 200 | 8,800 | 7,500 | - |
| Chugai Ichoyaku Brand | 400 | 600 | - | 500 | (100) | 1,300 | 1,000 | - |
| Export Products | | | | | | | | |
| Neutrogin | 3,300 | 2,400 | - | 2,600 | 700 | 4,700 | 3,700 | - |
| Sigmart | 1,000 | 1,300 | - | 1,000 | 0 | 2,100 | 1,600 | - |
| Ulcerlmin | 400 | 500 | - | 300 | 100 | 700 | 800 | - |

Notes:

1. Sales of Euglucon® for the fiscal year ended December 31, 2003, were for the period from October to December, after the transfer of the marketing rights to Chugai.
2. Pegasys® was launched in December 2003.
3. Renagel® and Xeloda® were launched in June 2003.
4. Evista® was launched in May 2004.

## (3) SG&A Expenses

(Millions of Yen)

| | First Half of FY2004.12 | Ratio | First Half of FY2003.12 | Ratio | Change | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % |
| SG&A Expenses | 40,293 | 29.2% | 38,116 | 28.1% | - | - |
| R&D Expenses | 22,990 | 16.7% | 25,202 | 18.6% | - | - |
| Total | 63,283 | 45.9% | 63,318 | 46.7% | - | - |

## (4) Non-Operating Income and Expenses

### a. Financial Income and Expenses

(Millions of Yen)

| | First Half of FY2004.12 | First Half of FY2003.12 | Change |
|---|---|---|---|
| Interest and Dividend Income<br>[Dividend Income] | 263<br>[143] | 612<br>[443] | -<br>[ -] |
| Interest Expenses<br>[Interest Payments on Corporate Bonds] | 128<br>[45] | 148<br>[46] | -<br>[ -] |
| Net Difference:<br>Financial Income and Expenses | 135 | 464 | - |

Note: The decrease in dividend income is mainly due to a decrease in dividends from subsidiaries.

### b. Other Non-Operating Income and Expenses

Other non-operating income consisted mainly of ¥1,000 million of revenues from patent royalties, while other non-operating expenses consisted mainly of a ¥499 million loss on inventories.

## 5. Balance Sheets

### Summarized Balance Sheets

(Millions of Yen)

| | As of June 30, 2004 | | As of December 31, 2003 | | Change | Notes |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | | |
| Assets | 392,052 | 100.0% | 395,221 | 100.0% | (3,168) | |
| Current Assets | 242,605 | 61.9% | 244,500 | 61.9% | (1,894) | (1) |
| Fixed Assets | 149,446 | 38.1% | 150,720 | 38.1% | (1,274) | (2) |
| Liabilities | 93,392 | 23.8% | 104,295 | 26.4% | (10,902) | |
| Current Liabilities | 46,254 | 11.8% | 53,792 | 13.6% | (7,537) | (3) |
| Fixed Liabilities | 47,137 | 12.0% | 50,503 | 12.8% | (3,365) | (4) |
| Shareholders' Equity | 298,659 | 76.2% | 290,925 | 73.6% | 7,733 | |
| Common Stock | 68,409 | 17.5% | 68,237 | 17.2% | 171 | (5) |
| Additional Paid-In Capital | 88,271 | 22.5% | 88,099 | 22.3% | 171 | (5) |
| Retained Earnings | 144,305 | 36.8% | 138,222 | 35.0% | 6,083 | |
| Net Unrealized Gain on Securities | 3,619 | 0.9% | 2,303 | 0.6% | 1,316 | (6) |
| Treasury Stock, at Cost | (5,945) | (1.5)% | (5,936) | (1.5)% | (9) | |

### (1) Current Assets

#### a. Cash and Deposits

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 28,046 | 27,497 | 548 |

#### b. Marketable Securities

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 42,384 | 30,694 | 11,689 |

Note: This increase was mainly due to commercial paper acquisitions and the reclassification of bonds that will reach maturity within one year to marketable securities from investment securities.

**c. Trade Receivables, Inventories and Turnover Periods**

(Millions of Yen)

| | As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|---|
| Trade Receivable Balance | 103,442 | 112,418 | (8,975) |
| Trade Receivable Turnover Periods(Months) | 4.29 | 4.22 | 0.07 |
| Inventory Balance | 56,189 | 52,228 | 3,960 |
| Inventory Turnover Period (Months) | 6.20 | 5.54 | 0.66 |

Notes:

1. The decrease in the trade receivables balance was mainly due to the recovery of trade receivables for December, which is generally a high sales month.
2. The increase in the inventory balance is mainly due to an increase in inventories of the antitumor agent Rituxan® and the postmenopausal osteoporosis drug Evista®.

**d. Accounts Receivable (Major item of "Other" Current Assets)**

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 2,384 | 4,659 | (2,274) |

Note: The decrease in accounts receivable was mainly due to the collection of R&D contributions from F. Hoffmann-La Roche Ltd.

**e. Accrued Income Taxes (Major item of "Other" Current Assets)**

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 1 | 5,653 | (5,652) |

Note: Although accrued income taxes were incurred in the previous term due to the Company's implementation of estimated tax for the term based on the preceding fiscal year's declared total, which included taxes on deemed transfer income, local taxes and enterprise taxes arising from the spin-off of Gen-Probe Incorporated, accrued income taxes declined due to the payment of a substantial portion in the first half of the fiscal year 2004.

## (2) Fixed Assets

### a. Principal Capital Investments

Ukima Plant

Construction of a new office welfare wing: ¥1,110 million (Total investment ¥2,950 million)

(Start and completion: February 2003—May 2004)

Utsunomiya Plant

Construction of antibody product manufacturing facilities (second-stage construction work)

¥2,398 million (Total investment ¥9,314 million)

(Start and completion: March 2003—July 2007)

### b. Investment Securities

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 19,387 | 16,961 | 2,425 |

Note: This increase occurred in spite of a reclassification of bonds that will reach maturity within one year to marketable securities from investment securities due to bond purchases and gain on valuation of other marketable securities.

### c. Deferred Tax Assets (Fixed assets)

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 17,969 | 20,391 | (2,421) |

Note: This decrease was mainly due to declines in retirement benefit provisions, the non-deductible amortization of deferred assets, and an increase in the gain on valuation of other marketable securities.

## (3) Current Liabilities

### a. Accrued Income Taxes

(Millions of Yen)

| As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|
| 6,167 | - | 6,167 |

Note: The irregularity in the figure as of December 31, 2003, is due to the Company's implementation of estimated tax for the previous fiscal year based on the preceding fiscal year's declared total, which included income taxes arising from a taxable gain on the transfer of the Company's investment in Gen-Probe Incorporated following its spin-off.

### b. Accrued Payments (Major items of "Other" Current Liabilities)

(Millions of Yen)

| | As of June 30, 2004 | As of December 31, 2003 | Change |
|---|---|---|---|
| Construction | 4,630 | 4,606 | 24 |
| Others | 2,570 | 6,059 | (3,489) |

Note: The decline in other was due to the calculation of sales rebates by offsetting them against monthly trade receivables, a practice that the Company adopted during the interim term.

## (4) Fixed Liabilities

Please see page 10 of the Supplementary Materials for Consolidated Interim Financial Results Period Ended June 30, 2004.

## (5) Common Stock

### a. Changes in Common Stock and Additional Paid-in Capital

Please see page 10 of the Supplementary Materials for Consolidated Interim Financial Results Period Ended June 30, 2004.

**b. Major Shareholders**

| Name | Number of Shares Held (Thousands) | Percentage of Ownership Voting (%) |
|---|---|---|
| Roche Pharmholding B.V. | 276,026 | 50.54 |
| The Master Trust Bank of Japan, Ltd. *trust account* | 26,007 | 4.76 |
| State Street Bank And Trust Company | 24,950 | 4.57 |
| The Chase Manhattan Bank, N.A., London | 16,778 | 3.07 |
| Japan Trustee Services Bank, Ltd. *trust account* | 16,065 | 2.94 |
| The Chase Manhattan Bank, N.A., London, Secs Lending Omnibus Account | 13,273 | 2.43 |
| The Nichido Fire and Marine Insurance Co., Ltd. | 5,767 | 1.06 |
| Investors Bank and Trust Company (west)-Treaty | 4,874 | 0.89 |
| JPM Chase Oppenheimer Funds JASDEC A/C | 3,943 | 0.72 |
| The Mitsubishi Trust and Banking Corporation *trust account* | 3,756 | 0.69 |
| Total | 391,445 | 71.67 |

Note: 4,383,311 million shares of treasury stock held by the Company are not included in the above breakdown of major shareholders.

**c. Shareholders**

| | As of March 31, 2003 | As of December 31, 2003 | As of June 30, 2004 |
|---|---|---|---|
| Finance | 18.24 % | 16.95 % | 15.71 % |
| Securities | 0.26 % | 0.16 % | 1.21 % |
| Corporate | 1.33 % | 1.28 % | 1.26 % |
| Foreign Corporate | 73.43 % | 74.51 % | 74.93 % |
| Individual and Others | 6.74 % | 6.30 % | 6.09 % |
| Treasury stock | 0.00 % | 0.80 % | 0.80 % |
| Total | 100.00 % | 100.00 % | 100.00 % |

**d. Net Unrealized Gain on Securities**

Valuation gains of ¥3,619 million (after deductions for tax-effect accounting) were directly credited to capital.

## (Appendix 2)Development pipeline (as of August 3rd 2004)

| Development code | Indication<br># Additional indication | Stage<br>(Filing date) | Generic name<br>Trade mark<br>Dosage form | Origin<br>(Collaborator) | Mechanism of Action |
|---|---|---|---|---|---|
| *Oncology* | | | | | |
| CGS20267 | Breast cancer in postmenopausal women | Filed<br>Jul. 00 | letrozole<br>Femara™<br>Tablet | Novartis<br>(Novertis Pharma) | Aromatase inhibitor |
| R597 | Breast cancer (adjuvant)<br># | Phase 3<br>Multinational study | trastuzumab<br>Herceptin®<br>Injection | Roche / Genentech | Humanized anti-HER2 monoclonal antibody |
| EPOCH | Cancer chemotherapy associated anemia<br># | Phase 3 | epoetin beta<br>Epogin®<br>Injection | In-house | Recombinant human erythropoietin |
| MRA | Multiple myeloma | Phase 2<br>(France)<br>Phase 1<br>(US) | Injection | In-house<br>(Roche) | Humanized anti-human IL-6 receptor monoclonal antibody |
| R340 | Colorectal cancer<br>Gastric cancer<br># | Phase 2 | capecitabine<br>Xeloda®<br>Tablet | Roche | Antimetabolite, 5-FU derivative |
| R1415 | Lung cancer | Phase 2 | erlotinib<br>Tarceva ™<br>Oral | OSI/Genentech/ Roche | Anti epidermal growth factor receptor (EGFR/HER1) |
| CAL | Bone metastases | Phase 2<br>(US) | Injection | In-house | Humanized anti-PTHrP monoclonal antibody |
| | Hypercalcemia of malignancy | Phase 1<br>(Japan) | | | |
| AHM | Multiple myeloma | Phase 1<br>(UK) | Injection | In-house | Humanized anti-HM1.24 monoclonal antibody |
| CHC12103 | Ovarian cancer<br>Non-small cell lung cancer | Phase 1<br>Completed | Injection | Cell Therapeutics | Poly-(L-glutamic acid) –paclitaxel conjugate |
| R1273 | Non-small cell lung cancer | Phase 1 | pertuzumab<br>Injection | Roche / Genentech<br>(Omnitarg™) | HER dimerization inhibitory humanized monoclonal antibody |
| R435 | Colorectal cancer | Preparing for Phase 1 | bevacizumab<br>Injection | Roche / Genentech<br>(Avastin®) | Humanized anti-VEGF (Vascular endothelial Growth Factor) monoclonal antibody |
| *Bone and Joint* | | | | | |
| LY139481 / HCl | Osteoporosis in postmenopausal women | Launched<br>May 04 | raloxifene HCl<br>Evista®<br>Tablet | Eli Lilly<br>(Eli Lilly Japan) | Selective estrogen receptor modulator |
| MRA | Rheumatoid arthritis | Phase 3<br>(Japan) | Actemra™<br>Injection | In-house | Humanized anti-human IL-6 receptor monoclonal antibody |
| | | Phase 2<br>Completed<br>(EU) | Injection | In-house<br>(Roche) | |
| ED-71 | Osteoporosis | Phase 2<br>Completed | Oral | In-house | Activated Vitamin D derivative |

| Development code | Indication # Additional indication | Stage (Filing date) | Generic name Trade mark Dosage form | Origin (Collaborator) | Mechanism of Action |
|---|---|---|---|---|---|
| R484 | Osteoporosis | Phase 2 Completed | Ibandronic acid Injection | Roche (Boniva® in US / Bonviva® in EU) | Bisphosphonate |
| | | Phase 1 Completed | Ibandronic acid Oral | | |
| MRA | Systemic onset juvenile idiopathic arthritis (soJIA) | Phase 3 (Japan) | Actemra™ Injection | In-house | Humanized anti-human IL-6 receptor monoclonal antibody |
| | | Phase 2 (UK) | Injection | In-house (Roche) | |
| CHS13340 | Osteoporosis | Phase 2 | Nasal spray | Daiichi Suntory Pharma | Recombinant parathyroid hormone (rhPTH1-34) |
| *Renal disease* | | | | | |
| PB-94 | Hyperphosphatemia | Approved Jul.03 (Taiwan) | sevelamer HCl Renagel® Tablet | Genzyme | Phosphate binding agent |
| R744 | Renal anemia | Phase 2 | Injection | Roche | CERA (Continuous erythropoiesis receptor activator) |
| *Cardio/Cerebro-vascular disease* | | | | | |
| SG-75 | Acute heart failure # | Filed Jun.03 | nicorandil Sigmart® Injection | In-house | Potassium channel opener |
| AVS | Subarachnoidal hemorrhage | Filed Apr.95 | nicaraven Antevas™ Injection | In-house | Hydroxyl radical scavenger |
| BO-653 | Restenosis in post-PCI Coronary heart disease | Phase 1 (Japan) | Capsule | In-house | Antioxidant |
| | | Phase2 (US) | | | |
| *Transplant, Immunology and Infectious disease* | | | | | |
| Ro64-0796 | Prophylaxis of influenza in adults # | Approved July 04 | oseltamivir phosphate Tamiflu® Capsule | Roche | Influenza anti-viral agent |
| MRA | Castleman's disease (Orphan drug status in Japan) | Filed Apr.03 (Japan) | Actemra™ Injection | In-house | Humanized anti-human IL-6 receptor monoclonal antibody |
| | | Phase 1 (US) | Injection | In-house (Roche) | |
| R964 | Chronic hepatitis C | Phase 3 | ribavirin Copegus™ Tablet | Roche | Anti-viral agent in combination with Pegasys® |
| MRA | Crohn's disease | Phase 2 | Actemra™ Injection | In-house | Humanized anti-human IL-6 receptor monoclonal antibody |

| Development code | Indication # Additional indication | Stage (Filing date) | Generic name Trade mark Dosage form | Origin (Collaborator) | Mechanism of Action |
|---|---|---|---|---|---|
| MRA | Systemic lupus erythematosus (SLE) | Phase 1 (US) | Injection | In-house (Roche) | Humanized anti-human IL-6 receptor monoclonal antibody |
| *Other field* | | | | | |
| EPOCH | Predeposit of autologous blood transfusion # | Filed Mar. 02 | epoetin beta Epogin® Injection | In-house | Recombinant human erythropoietin |
| EPOCH | Anemia in premature infants # | Filed Mar.02 | epoetin beta Epogin® Injection | In-house | Recombinant human erythropoietin |
| FS-69 | Enhancement of ultrasound images | Phase 2/3 | Injection | Alliance | Ultrasound contrast agent for diagnostic imaging |
| R212 | Obesity | Phase 2 Completed | orlistat Xenical™ Capsule | Roche | Lipase inhibitor |
| VAL | Post-hepatectomy/ Liver transplantation | Phase 2 | valine Injection | In-house | Recovery of liver function |
| | Decompensated cirrhosis | Phase 1 | valine Oral | | |
| GM-611 | Gastroparesis (Diabetic / Idiopathic) | Phase 1 Completed (Japan) | mitemcinal fumarate Tablet | In-house | Motilin agonist Recovery of gastrointestinal motility |
| | | Phase 2 (US) | | | |
| R483 | Type 2 diabetes | Phase 1 Completed | Oral | Roche | Insulin sensitizer |

Changes from the last announcement on April 27, 2004

Oncology

- R1273 Started Phase 1

Bone and Joint

- LY139481 / HCl Launched on May 12
- ED-71 Completed Phase 2
- MRA Started Phase 3 Systemic onset juvenile idiopathic arthritis (soJIA)

Renal disease

- R744 Started Phase 2

Transplant, Immunology and Infectious disease

- Ro64-0796 Approved on July 9

Other field

- VAL Started Phase I (Decompensated cirrhosis)

# OVERVIEW OF CONSOLIDATED COMPANY PERFORMANCE (Unaudited)
## (for the third quarter of fiscal year 2004)

Name of Company: **Chugai Pharmaceutical Co., Ltd.** October 21, 2004

Stock Listings: Tokyo

Security Code No.: 4519

(URL http://www.chugai-pharm.co.jp/english)

Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors

Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department

Phone: +81-(0) 3-3281-6611

### *1. Notes to Consolidated Financial Statements*

(1) Adoption of simplified method: None

(2) Change in accounting policies: None

(3) Change in scope of consolidation and equity method: None

### *2. Consolidated Operating Results for the Third Quarter of FY 2004 (January 1 – September 30)*

(1) Results of operations (Consolidated) *Note: Amounts of less than one million yen are omitted.*

| | Net Sales | % change | Operating Income | % change | Recurring Profit | % change |
|---|---|---|---|---|---|---|
| 3rd quarter of FY 2004 (Jan.-Sep.) | ¥213,844 million | — | ¥36,295 million | — | ¥37,855 million | — |
| FY 2003 (Apr.-Dec.) | ¥232,748 million | | ¥42,719 million | | ¥43,947 million | |

| | Net Income | % change | Net Income per Share (Basic) | Net Income per Share (Fully Diluted) |
|---|---|---|---|---|
| 3rd quarter of FY 2004 (Jan.-Sep.) | ¥19,611 million | — | ¥35.89 | ¥35.37 |
| FY 2003 (Apr.-Dec.) | ¥28,445 million | | ¥51.73 | ¥50.94 |

*Note 1. The Company does not present % change for net sales, operating income, recurring profit and net income, because the Company did not disclose the figures for the respective quarter of the previous year.*

*2. The fiscal year 2003 was a nine-month fiscal period, due to the change in fiscal year-end.*

**Qualitative Information Regarding Operating Results**

Consolidated net sales for the fiscal period under review totaled ¥213,844 million.

With respect to the prescription pharmaceuticals business, sales of the mainstay offering Epogin® (epoetin beta), a recombinant human erythropoietin, and Neutrogin®(lenograstim), a recombinant human granulocyte-colony stimulating factor (rG-CSF), were strong. Rituxan®, an antitumor agent for which Chugai received approval for an expanded indication in September 2003, and anti-HER 2 monoclonal antibody, Herceptin®, also an antitumor agent, contributed to sales, as they gained wider recognition as standard therapies. As a result, despite a decrease in sales of antitumor agent Furtulon®, sales amounted to ¥200,033 million.

Regarding nonprescription products, sales amounted to ¥13,811 million.

Overseas sales, including exports, amounted to ¥13,678 million, representing 6.4% of the Company's net sales.

At the profit level, some selling, general and administrative expenses have been shifted to the fourth quarter, and operating income amounted to ¥36,295 million, recurring profit totaled ¥37,855 million and net income was ¥19,611 million.

(Reference) Results of operations (Non-Consolidated)

| | Net Sales | % change | Operating Income | % change | Recurring Profit | % change |
|---|---|---|---|---|---|---|
| 3rd quarter of FY 2004 (Jan.-Sep.) | ¥207,192 million | — | ¥32,880 million | — | ¥34,872 million | — |
| FY 2003 (Apr.-Dec.) | ¥222,138 million | | ¥38,451 million | | ¥40,380 million | |

| | Net Income | % change | Net Income per Share (Basic) | Net Income per Share (Fully Diluted) |
|---|---|---|---|---|
| 3rd quarter of FY 2004 (Jan.-Sep.) | ¥18,367 million | — | ¥33.61 | ¥33.13 |
| FY 2003 (Apr.-Dec.) | ¥27,232 million | | ¥49.51 | ¥48.76 |

(2) Financial conditions (Consolidated)

| | Total Assets | Shareholders' Equity | Shareholders' Equity/Total Assets | Shareholders' Equity per Share |
|---|---|---|---|---|
| 3rd quarter of FY 2004 (Jan.-Sep.) | ¥399,338 million | ¥304,962 million | 76.4% | ¥557.92 |
| FY 2003 (Apr.-Dec.) | ¥405,197 million | ¥296,717 million | 73.2% | ¥542.96 |

Results of cash flows (Consolidated)

| | Cash Flows from Operating Activities | Cash Flows from Investing Activities | Cash Flows from Financing Activities | Balance of Cash and Cash Equivalents |
|---|---|---|---|---|
| 3rd quarter of FY 2004 (Jan.-Sep.) | ¥39,645 million | ¥(24,394) million | ¥(12,054) million | ¥39,764 million |
| FY 2003 (Apr.-Dec.) | ¥(36,795) million | ¥14,413 million | ¥(11,582) million | ¥36,226 million |

**Qualitative Information Regarding Financial Condition (Consolidated)**

1) Changes in the Company's Financial Condition

Total assets at the end of the third quarter were ¥399,338 million, down ¥5,858 million from the previous fiscal year-end. Total liabilities amounted to ¥93,181 million, a ¥14,395 million decrease that was mainly attributable to the payment of accrued expenses recorded at the previous fiscal year-end. Working capital (current assets minus current liabilities) came to ¥211,681 million, and the current ratio was 536.7%, reflecting the Company's sound financial position. Shareholders' equity totaled ¥304,962 million.

2) Cash Flows

Net cash provided by operating activities amounted to ¥39,645 million, supported by such factors as a ¥17,262 million decline in trade receivable, which compensated for a ¥9,667 million payment of income taxes.

Net cash used in investing activities amounted to ¥24,394 million, reflecting a ¥59,597 million gain on the sale of the marketable securities and a ¥66,002 million expenditure for the acquisition of marketable securities.

Net cash used in financing activities totaled ¥12,054 million, primarily as a result of ¥12,021 million in dividend payouts.

## *3. Consolidated Outlook for the Fiscal Year Ending December 31, 2004*

As the sales were generally on target, and as most of the forwarded selling, general and administrative expenses are foreseen to be used in the fourth quarter, the Company has made no revision to its previously announced outlooks for the full fiscal year.

*4. Sales of Mainstay Products*

(Millions of Yen)
Figures are rounded off to the nearest 100 million

| | | Third Quarter of FY2004 | FY2004 (Forecasts) | Achieve-ment ratio(%) | Third Quarter of FY2004 (Jul.-Sep.) | Third Quarter of FY2003 (Jul.-Sep.) | Compari-son(%) |
|---|---|---|---|---|---|---|---|
| Prescription Pharmaceuticals | | | | | | | |
| | Epogin | 49,500 | 68,800 | 71.9 | 17,500 | 17,800 | 98.3 |
| | Neutrogin | 20,100 | 26,400 | 76.1 | 7,100 | 7,700 | 92.2 |
| | Sigmart | 12,800 | 17,800 | 71.9 | 4,300 | 4,400 | 97.7 |
| | Rituxan | 11,800 | 15,500 | 76.1 | 4,400 | 2,000 | 220.0 |
| | Alfarol | 11,500 | 16,700 | 68.9 | 3,900 | 4,100 | 95.1 |
| | Furtulon | 8,800 | 13,200 | 66.7 | 2,800 | 3,800 | 73.7 |
| | Kytril | 7,700 | 12,000 | 64.2 | 2,700 | 3,000 | 90.0 |
| | Tamiflu | 7,200 | 10,300 | 69.9 | 0 | 0 | - |
| | Herceptin | 6,600 | 8,200 | 80.5 | 2,500 | 2,200 | 113.6 |
| | Rythmodan | 5,400 | 7,300 | 74.0 | 1,800 | 1,900 | 94.7 |
| | Suvenyl | 4,900 | 7,900 | 62.0 | 1,700 | 1,700 | 100.0 |
| | Oxarol | 4,800 | 6,200 | 77.4 | 1,700 | 1,500 | 113.3 |
| | Pegasys | 4,100 | 6,900 | 59.4 | 1,800 | - | - |
| | Euglucon | 3,900 | 5,000 | 78.0 | 1,300 | - | - |
| | Rocephin | 3,200 | 4,800 | 66.7 | 1,000 | 1,100 | 90.9 |
| | Renagel | 2,500 | 4,200 | 59.5 | 900 | 600 | 150.0 |
| | Evista | 2,000 | 3,700 | 54.1 | 500 | - | - |
| | Xeloda | 1,400 | 2,100 | 66.7 | 500 | 300 | 166.7 |
| Nonprescription Products | | | | | | | |
| | Guronsan Brand | 6,200 | 8,800 | 70.5 | 2,300 | 2,700 | 85.2 |
| | Varsan | 5,600 | 6,000 | 93.3 | 1,600 | 1,700 | 94.1 |
| | Chugai Ichoyaku Brand | 600 | 1,300 | 46.2 | 200 | 300 | 66.7 |

(Reference) Sales of Mainstay Products (Non-Consolidated)

(Millions of Yen)
Figures are rounded off to the nearest 100 million

| | | Third Quarter of FY2004 | FY2004 (Forecasts) | Achievement ratio(%) | Third Quarter of FY2004 (Jul.-Sep.) | Third Quarter of FY2003 (Jul.-Sep.) | Comparison(%) |
|---|---|---|---|---|---|---|---|
| Prescription Pharmaceuticals | | | | | | | |
| | Epogin | 49,500 | 68,800 | 71.9 | 17,500 | 17,800 | 98.3 |
| | Rituxan | 11,800 | 15,500 | 76.1 | 4,400 | 2,000 | 220.0 |
| | Alfarol | 11,500 | 16,700 | 68.9 | 3,900 | 4,100 | 95.1 |
| | Sigmart | 11,100 | 15,400 | 72.1 | 3,800 | 3,800 | 100.0 |
| | Neutrogin | 9,100 | 13,200 | 68.9 | 3,300 | 3,400 | 97.1 |
| | Furtulon | 8,800 | 13,200 | 66.7 | 2,800 | 3,800 | 73.7 |
| | Kytril | 7,700 | 12,000 | 64.2 | 2,700 | 3,000 | 90.0 |
| | Tamiflu | 7,200 | 10,300 | 69.9 | 0 | 0 | - |
| | Herceptin | 6,600 | 8,200 | 80.5 | 2,500 | 2,200 | 113.6 |
| | Rythmodan | 5,400 | 7,300 | 74.0 | 1,800 | 1,900 | 94.7 |
| | Suvenyl | 4,900 | 7,900 | 62.0 | 1,700 | 1,700 | 100.0 |
| | Oxarol | 4,800 | 6,200 | 77.4 | 1,700 | 1,500 | 113.3 |
| | Pegasys | 4,100 | 6,900 | 59.4 | 1,800 | - | - |
| | Euglucon | 3,900 | 5,000 | 78.0 | 1,300 | - | - |
| | Rocephin | 3,200 | 4,800 | 66.7 | 1,000 | 1,100 | 90.9 |
| | Renagel | 2,500 | 4,200 | 59.5 | 900 | 600 | 150.0 |
| | Evista | 2,000 | 3,700 | 54.1 | 500 | - | - |
| | Xeloda | 1,400 | 2,100 | 66.7 | 500 | 300 | 166.7 |
| Nonprescription Products | | | | | | | |
| | Guronsan Brand | 6,200 | 8,800 | 70.5 | 2,300 | 2,700 | 85.2 |
| | Varsan | 5,600 | 6,000 | 93.3 | 1,600 | 1,700 | 94.1 |
| | Chugai Ichoyaku Brand | 600 | 1,300 | 46.2 | 200 | 300 | 66.7 |
| Export Products | | | | | | | |
| | Neutrogin | 4,700 | 4,700 | 100.0 | 1,400 | 1,500 | 93.3 |
| | Sigmart | 1,400 | 2,100 | 66.7 | 400 | 500 | 80.0 |
| | Ulcerlmin | 700 | 700 | 100.0 | 300 | 200 | 150.0 |

# Consolidated Balance Sheets

(Millions of Yen)

| Accounts | As of September 30, 2004 | | | (Reference) As of December 31, 2003 | | |
|---|---|---|---|---|---|---|
| **Assets** | | | % | | | % |
| I Current assets: | | | | | | |
| Cash and deposits | | 39,764 | | | 36,226 | |
| Trade notes and accounts receivables | | 96,716 | | | 113,861 | |
| Marketable securities | | 48,214 | | | 30,694 | |
| Inventories | | 61,253 | | | 53,156 | |
| Deferred tax assets | | 8,889 | | | 9,502 | |
| Other | | 6,126 | | | 12,711 | |
| Reserve for doubtful accounts | | (815) | | | (648) | |
| Total current assets | | 260,148 | 65.1 | | 255,504 | 63.1 |
| II Fixed assets: | | | | | | |
| 1.Tangible fixed assets: | | | | | | |
| Buildings and structures | 106,619 | | | 102,309 | | |
| Accumulated depreciation | 56,813 | 49,806 | | 53,988 | 48,320 | |
| Machinery and vehicles | 63,353 | | | 64,485 | | |
| Accumulated depreciation | 47,152 | 16,200 | | 45,213 | 19,272 | |
| Furniture and fixtures | 34,067 | | | 34,003 | | |
| Accumulated depreciation | 27,648 | 6,418 | | 27,234 | 6,769 | |
| Land | | 10,938 | | | 10,938 | |
| Construction in progress | | 8,551 | | | 6,669 | |
| Total tangible fixed assets | | 91,915 | | | 91,969 | |
| 2.Intangible fixed assets: | | 2,915 | | | 3,373 | |
| 3.Investments and other assets: | | | | | | |
| Investment securities | | 12,590 | | | 17,101 | |
| Long-term loans | | 162 | | | 192 | |
| Deferred tax assets | | 18,000 | | | 20,809 | |
| Other | | 13,885 | | | 16,549 | |
| Reserve for doubtful accounts | | (280) | | | (303) | |
| Total investments and other assets | | 44,358 | | | 54,349 | |
| Total fixed assets | | 139,189 | 34.9 | | 149,693 | 36.9 |
| Total assets | | 399,338 | 100.0 | | 405,197 | 100.0 |

(Millions of Yen)

| Accounts | As of September 30, 2004 | | | (Reference) As of December 31, 2003 | | |
|---|---|---|---|---|---|---|
| **Liabilities** | | | % | | | % |
| I Current liabilities: | | | | | | |
| Trade notes and accounts payable | | 19,874 | | | 20,709 | |
| Short-term borrowings | | — | | | 11 | |
| Other payables | | 5,349 | | | 10,497 | |
| Accrued income taxes | | 369 | | | 244 | |
| Deferred tax liabilities | | 5 | | | 3 | |
| Accrued consumption taxes | | 1,626 | | | 284 | |
| Accrued expenses | | 9,241 | | | 14,013 | |
| Reserve for bonuses to employees | | 7,597 | | | 4,226 | |
| Reserve for sales returns | | 403 | | | 498 | |
| Reserve for sales rebates | | 1,475 | | | 2,043 | |
| Other | | 2,523 | | | 3,771 | |
| Total current liabilities | | 48,467 | 12.1 | | 56,304 | 13.9 |
| II Fixed liabilities | | | | | | |
| Bonds with warrant | | 6,011 | | | 6,312 | |
| Convertible bonds | | 3,378 | | | 3,438 | |
| Long-term debt | | 1,000 | | | 1,000 | |
| Deferred tax liabilities | | 20 | | | 18 | |
| Reserve for employees' retirement benefits | | 33,907 | | | 39,558 | |
| Reserve for officers' retirement benefits | | 366 | | | 511 | |
| Other | | 30 | | | 434 | |
| Total fixed liabilities | | 44,713 | 11.2 | | 51,272 | 12.7 |
| Total liabilities | | 93,181 | 23.3 | | 107,576 | 26.6 |
| **Minority interests** | | | | | | |
| Minority interests | | 1,194 | 0.3 | | 903 | 0.2 |
| **Shareholders' equity** | | | | | | |
| I Common stock | | 68,417 | 17.1 | | 68,237 | 16.8 |
| II Additional paid-in capital | | 88,279 | 22.1 | | 88,099 | 21.7 |
| III Retained earnings | | 151,561 | 38.0 | | 144,062 | 35.6 |
| IV Net unrealized holding gain on securities | | 2,399 | 0.6 | | 2,340 | 0.6 |
| V Foreign currency translation adjustments | | 257 | 0.1 | | (85) | (0.0) |
| VI Treasury stock, at cost | | (5,953) | (1.5) | | (5,936) | (1.5) |
| Total shareholders' equity | | 304,962 | 76.4 | | 296,717 | 73.2 |
| Total liabilities, minority interests and shareholders' equity | | 399,338 | 100.0 | | 405,197 | 100.0 |

## Consolidated Statements of Income

(Millions of Yen)

| Accounts | Third Quarter of FY 2004 (Jan. 1, 2004 – Sep. 30, 2004) | | | (Reference) FY 2003 (Apr. 1, 2003 – Dec. 31, 2003) | | |
|---|---|---|---|---|---|---|
| | | | % | | | % |
| I Net sales | | 213,844 | 100.0 | | 232,748 | 100.0 |
| II Cost of sales | | 81,445 | 38.1 | | 83,830 | 36.0 |
| Gross profit | | 132,398 | 61.9 | | 148,917 | 64.0 |
| Reserve for sales returns | | (94) | (0.0) | | (288) | (0.1) |
| Net gross profit | | 132,493 | 62.0 | | 149,206 | 64.1 |
| III Selling, general and administrative expenses | | 96,198 | 45.0 | | 106,487 | 45.7 |
| Operating income | | 36,295 | 17.0 | | 42,719 | 18.4 |
| IV Non-operating income: | | | | | | |
| Interest income | 299 | | | 321 | | |
| Dividend income | 63 | | | 101 | | |
| Life insurance dividends received | 446 | | | 24 | | |
| Patent royalties | 859 | | | 736 | | |
| Redemption of R&D expenses | — | | | 698 | | |
| Gain on derivatives | — | | | 521 | | |
| Gain on foreign exchange | 455 | | | — | | |
| Other | 1,521 | 3,645 | 1.7 | 900 | 3,305 | 1.4 |
| V Non-operating expenses: | | | | | | |
| Interest expense | 228 | | | 210 | | |
| Loss on disposal of fixed assets | 377 | | | 397 | | |
| Reserve for doubtful accounts | 3 | | | 7 | | |
| Loss on inventories | 504 | | | 130 | | |
| Loss on foreign exchange | — | | | 821 | | |
| Loss on derivatives | 313 | | | — | | |
| Other | 657 | 2,085 | 1.0 | 510 | 2,077 | 0.9 |
| Recurring profit | | 37,855 | 17.7 | | 43,947 | 18.9 |
| VI Extraordinary gain: | | | | | | |
| Gain on sales of investment securities | — | | | 1,312 | | |
| Fee of licensing agreement | — | | | 3,294 | | |
| Profit from sales of fixed assets | — | — | — | 3,466 | 8,073 | 3.5 |
| VII Extraordinary loss: | | | | | | |
| Office closing costs | — | | | 2,777 | | |
| Additional retirement payments | 4,242 | 4,242 | 2.0 | — | 2,777 | 1.2 |
| Income before income taxes and minority interests | | 33,613 | 15.7 | | 49,243 | 21.2 |
| Income taxes: | | | | | | |
| Current | 9,824 | | | 16,533 | | |
| Deferred | 3,374 | 13,199 | 6.2 | 3,263 | 19,796 | 8.5 |
| Minority interests | | 803 | 0.4 | | 1,000 | 0.5 |
| Net Income | | 19,611 | 9.2 | | 28,445 | 12.2 |

## Consolidated Statements of Retained Earnings

(Millions of Yen)

| Accounts | Third Quarter of FY 2004 (Jan. 1, 2004 – Sep. 30, 2004) | | (Reference) FY 2003 (Apr. 1, 2003 – Dec. 31, 2003) | |
|---|---|---|---|---|
| (Additional paid-in capital) | | | | |
| I Additional paid-in capital at beginning of year | | 88,099 | | 88,077 |
| II Increase in Additional paid-in capital | | | | |
| Conversion of convertible bonds | 29 | | 21 | |
| Issue of shares due to exercise of warrant | 150 | | — | |
| Gain on disposal of treasury stock | 0 | 180 | 0 | 21 |
| III Additional paid-in capital at ending balance | | 88,279 | | 88,099 |
| (Retained earnings) | | | | |
| I Retained earnings at beginning of year | | 144,062 | | 120,114 |
| II Increase in retained earnings | | | | |
| Net income | 19,611 | 19,611 | 28,445 | 28,445 |
| III Decrease in retained earnings | | | | |
| Dividends paid | 12,021 | | 4,404 | |
| Bonuses to directors | 90 | 12,111 | 93 | 4,497 |
| IV Retained earnings at end of year | | 151,561 | | 144,062 |

## Consolidated Statements of Cash Flows

(Millions of Yen)

| Accounts | Third Quarter of FY 2004 (Jan. 1, 2004 – Sep. 30, 2004) | (Reference) FY 2003 (Apr. 1, 2003- Dec. 31, 2003) |
|---|---|---|
| I Cash flows from operating activities | | |
| Income before income taxes and minority interests | 33,613 | 49,243 |
| Depreciation and amortization | 10,558 | 10,513 |
| Decrease in reserve for employees' retirement benefits | (5,651) | (2,749) |
| Interest and dividend income | (362) | (422) |
| Interest expense | 228 | 210 |
| Loss on disposal of fixed assets | 377 | 397 |
| Profit from sales of fixed assets | — | (3,466) |
| Loss on sales and revaluation of investment securities | (27) | (1,275) |
| Decrease (increase) in notes and accounts receivable | 17,262 | (16,175) |
| Increase in inventories | (8,000) | (12,364) |
| (Decrease) increase in notes and accounts payable | (798) | 3,653 |
| Increase (decrease) in accrued consumption taxes | 1,341 | (1,429) |
| Other | (4,090) | (9,491) |
| Subtotal | 44,451 | 16,643 |
| Interest and dividends received | 362 | 422 |
| Interest paid | (252) | (215) |
| Income taxes paid | (9,667) | (53,646) |
| Income taxes reimbursement | 4,750 | — |
| Net cash provided by (used in) operating activities | 39,645 | (36,795) |
| II Cash flows from investing activities | | |
| Purchases of marketable securities | (66,002) | (40,896) |
| Proceeds from sales of marketable securities | 59,597 | 62,396 |
| Purchases of investment securities | (7,749) | (1,802) |
| Proceeds from sales of investment securities | 1,321 | 3,893 |
| Purchases of fixed assets | (11,655) | (15,973) |
| Proceeds from sales of fixed assets | 67 | 7,242 |
| Net decrease (increase) in short-term loans | 5 | (4) |
| Net decrease in long-term loans | 20 | 6 |
| Additional acquisition of shares of consolidated subsidiaries | — | (448) |
| Net cash provided by investing activities | (24,394) | 14,413 |
| III Cash flows from financing activities | | |
| Net decrease in long-term debt | (11) | (1,302) |
| Redemption of bonds | (0) | (0) |
| Net increase in treasury stock | (16) | (5,867) |
| Cash dividends paid to shareholders of parent company | (12,021) | (4,404) |
| Cash dividends paid to minority shareholders | (5) | (7) |
| Net cash used in financing activities | (12,054) | (11,582) |
| IV Effect of exchange rate changes on cash and cash equivalents | 341 | (332) |
| V Net increase (decrease) in cash and cash equivalents | 3,537 | (34,296) |
| VI Cash and cash equivalents at beginning of year | 36,226 | 70,593 |
| VII Cash decrease resulting from exclusion of subsidiaries from consolidation | — | (70) |
| VIII Cash and cash equivalents at end of year | 39,764 | 36,226 |

**(Reference) Development Pipeline**

For the Company's clinical development of prescription pharmaceuticals since July 2004, phase 2 clinical trials involving renal anemia patients were commenced for R744, a continuous erythropoiesis receptor activator, CERA, in July 2004. Also, phase 3 clinical trials for activated vitamin D derivative, ED-71 (expected indication: osteoporosis) commenced in October 2004.

For the influenza anti-viral agent Tamiflu® Capsule (development code: Ro64-0796), which the application was submitted in June 2003 for prophylaxis of influenza, approval was granted in July 2004. At present, Chugai is waiting for approval of manufacturing (import) applications filed in Japan for six development projects, including the humanized anti-human IL-6 receptor monoclonal antibody MRA (expected indication: Castleman's disease, prospective trade name: Actemra™ injection).

Overseas, in the United States, the Company is currently analyzing the results of the phase 2 clinical trials (expected indication: gastroparesis / diabetic - idiopathic) which were conducted through its subsidiary Chugai Pharma USA, LLC, for motilin agonist GM-611, an agent for recovery of gastrointestinal motility. For this compound, phase 2 clinical trials (expected indication: irritable bowel syndrome) were newly commenced in August 2004. The clinical development has been terminated for the humanized anti-HM 1.24 monoclonal antibody AHM, as the results did not show the expected signs in clinical efficacy from the disease-oriented phase 1 clinical trials in multiple myeloma conducted by the U.K. subsidiary Chugai Pharma Europe Ltd. No serious adverse events were observed from this study.

Joint offices with Roche were established in U.K. for MRA, and the phase 3 clinical trials (expected indication: rheumatoid arthritis) are scheduled to begin in Europe and the United States within 2004.

R&D expenses for the third quarter, July – September 2004, amounted to 11,571 million yen.

Development pipeline (as of October 21, 2004)

| Development code | Indication # Additional indication | Stage (Filing date) | Generic name Trade mark Dosage form | Origin (Collaborator) | Mechanism of Action |
|---|---|---|---|---|---|
| **Oncology** | | | | | |
| CGS20267 | Breast cancer in postmenopausal women | Filed Jul. 00 | letrozole Femara™ Tablet | Novartis (Novartis Pharma) | Aromatase inhibitor |
| R597 | Breast cancer (adjuvant) # | Phase 3 Multinational study | trastuzumab Herceptin® Injection | Roche / Genentech | Humanized anti-HER2 monoclonal antibody |
| EPOCH | Cancer chemotherapy associated anemia # | Phase 3 | epoetin beta Epogin® Injection | In-house | Recombinant human erythropoietin |
| MRA | Multiple myeloma | Phase 2 (France) | Injection | In-house (Roche) | Humanized anti-human IL-6 receptor monoclonal antibody |
| | | Phase 1 (US) | | | |
| R340 | Colorectal cancer Gastric cancer # | Phase 2 | capecitabine Xeloda® Tablet | Roche | Antimetabolite, 5-FU derivative |
| R1415 | Lung cancer | Phase 2 | erlotinib Tarceva™ Oral | OSI/Genentech/ Roche | Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor |
| CAL | Bone metastases | Phase 2 (US) | Injection | In-house | Humanized anti-PTHrP monoclonal antibody |
| | Hypercalcemia of malignancy | Phase 1 (Japan) | | | |
| CHC12103 | Ovarian cancer Non-small cell lung cancer | Phase 1 Completed | Injection | Cell Therapeutics | Poly-(L-glutamic acid) –paclitaxel conjugate |
| R1273 | Non-small cell lung cancer | Phase 1 | pertuzumab Injection | Roche / Genentech (Omnitarg™) | HER dimerization inhibitory humanized monoclonal antibody |
| R435 | Colorectal cancer | Preparing for Phase 1 | bevacizumab Injection | Roche / Genentech (Avastin®) | Humanized anti-VEGF (Vascular endothelial Growth Factor) monoclonal antibody |
| **Bone and Joint** | | | | | |
| MRA | Rheumatoid arthritis | Phase 3 (Japan) | Actemra™ Injection | In-house | Humanized anti-human IL-6 receptor monoclonal antibody |
| | | Phase 2 Completed (EU) | Injection | In-house (Roche) | |
| ED-71 | Osteoporosis | Phase 3 | Oral | In-house | Activated Vitamin D derivative |
| R484 | Osteoporosis | Phase 2 Completed | Ibandronic acid Injection | Roche (Boniva® in US / Bonviva® in EU) | Bisphosphonate |
| | | Phase 1 Completed | Ibandronic acid Oral | | |

| Development code | Indication # Additional indication | Stage (Filing date) | Generic name Trade mark Dosage form | Origin (Collaborator) | Mechanism of Action |
|---|---|---|---|---|---|
| MRA | Systemic onset juvenile idiopathic arthritis (soJIA) | Phase 3 (Japan) | ActemraTM Injection | In-house | Humanized anti-human IL-6 receptor monoclonal antibody |
| | | Phase 2 (UK) | Injection | In-house (Roche) | |
| CHS13340 | Osteoporosis | Phase 2 | Nasal spray | Daiichi Suntory Pharma | Recombinant parathyroid hormone (rhPTH1-34) |
| **Renal disease** | | | | | |
| PB-94 | Hyperphosphatemia | Approved Jul.03 (Taiwan) | sevelamer HCl Renagel® Tablet | Genzyme | Phosphate binding agent |
| R744 | Renal anemia | Phase 2 | Injection | Roche | CERA (Continuous erythropoiesis receptor activator) |
| **Cardio/Cerebro-vascular disease** | | | | | |
| SG-75 | Acute heart failure # | Filed Jun.03 | nicorandil Sigmart® Injection | In-house | Potassium channel opener |
| AVS | Subarachnoidal hemorrhage | Filed Apr.95 | nicaraven Antevas™ Injection | In-house | Hydroxyl radical scavenger |
| BO-653 | Restenosis in post-PCI Coronary heart disease | Phase 1 (Japan) | Capsule | In-house | Antioxidant |
| | | Phase2 completed (US) | | | |
| **Transplant, Immunology and Infectious disease** | | | | | |
| Ro64-0796 | Prophylaxis of influenza in adults # | Approved July 04 | oseltamivir phosphate Tamiflu® Capsule | Roche | Influenza anti-viral agent |
| MRA | Castleman's disease (Orphan drug status in Japan) | Filed Apr.03 (Japan) | Actemra™ Injection | In-house | Humanized anti-human IL-6 receptor monoclonal antibody |
| | | Phase 1 (US) | Injection | In-house (Roche) | |
| R964 | Chronic hepatitis C | Phase 3 | ribavirin Copegus™ Tablet | Roche | Anti-viral agent in combination with Pegasys® |
| MRA | Crohn's disease | Phase 2 | Actemra™ Injection | In-house | Humanized anti-human IL-6 receptor monoclonal antibody |
| MRA | Systemic lupus erythematosus (SLE) | Phase 1 (US) | Injection | In-house (Roche) | Humanized anti-human IL-6 receptor monoclonal antibody |

| Development code | Indication<br># Additional indication | Stage<br>(Filing date) | Generic name<br>Trade mark<br>Dosage form | Origin<br>(Collaborator) | Mechanism of Action |
|---|---|---|---|---|---|
| **Other field** | | | | | |
| EPOCH | Predeposit of autologous blood transfusion<br># | Filed<br>Mar. 02 | epoetin beta<br>Epogin®<br>Injection | In-house | Recombinant human erythropoietin |
| EPOCH | Anemia in premature infants<br># | Filed<br>Mar.02 | epoetin beta<br>Epogin®<br>Injection | In-house | Recombinant human erythropoietin |
| FS-69 | Enhancement of ultrasound images | Phase 2/3 | Injection | Alliance | Ultrasound contrast agent for diagnostic imaging |
| R212 | Obesity | Phase 2<br>Completed | orlistat<br>Xenical™<br>Capsule | Roche | Lipase inhibitor |
| VAL | Post-hepatectomy/ Liver transplantation | Phase 2 | valine<br>Injection | In-house | Recovery of liver function |
| | Decompensated cirrhosis | Phase 1 | valine<br>Oral | | |
| GM-611 | Gastroparesis<br>(Diabetic / Idiopathic) | Phase 1<br>Completed<br>(Japan)<br>Phase 2<br>(US) | mitemcinal fumarate<br>Tablet | In-house | Motilin agonist<br>Recovery of gastrointestinal motility |
| GM-611 | Irritable bowel syndrome | Phase 2<br>(US) | | | |
| R483 | Type 2 diabetes | Phase 1<br>Completed | Oral | Roche | Insulin sensitizer |

Changes from the last announcement on August 3, 2004

Oncology

- AHM Development suspended

Bone and Joint

- ED-71 Started Phase 3

Cardio/Cerebro-vascular disease

- BO-653 Completed Phase 2

Other field

- GM-611 Started Phase 2 in US (Irritable bowel syndrome)

**Translation**

July 13, 2004

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Yoshio Itaya, General Manager,
Finance & Accounting Dept.
Tel: +81-(0)3-3281-6611

# Flash Report (Provisional) of the Interim Financial Results for the Fiscal Term ended June 30, 2004

On July 21, 2004(Central European Time), the Roche Group, which incorporates Roche Pharmholding B.V., the parent company of Chugai Pharmaceutical Co., Ltd.("Chugai"), will announce its half year results for 2004 based on international accounting standards. As some financial information on Chugai will be included in the announcement, Chugai hereby announces its flash report (provisional) of the interim financial results for the fiscal term ended June 2004 (January 1, 2004 to June 30, 2004) in pursuit of timely and fair disclosure to its shareholders and investors, prior to the announcement of its parent company.

The audited, official interim financial announcement is scheduled on August 3, 2004.

## *1. Interim Consolidated Financial Results for the fiscal term ended June 2004 (January to June 2004)*

(Millions of yen)
Figures are rounded down to the nearest 100 million

| | Net Sales | Operating Income | Recurring Profit | Net Income |
|---|---|---|---|---|
| Provisional results for January ~ June, 2004 (A) | 141,900 | 22,100 | 23,600 | 13,800 |
| Original forecasts for January ~ June, 2004 (B) (announced on February 13, 2004) | 144,000 | 18,500 | 19,000 | 11,500 |
| Difference between A and B | (2,100) | 3,600 | 4,600 | 2,300 |
| Achievement ratio | 98.5% | 119.5% | 124.2% | 120.0% |

Due to slow market penetration of some newly launched prescription pharmaceuticals such as the peginterferon alfa-2a drug, Pegasys®, net sales is expected to fall slightly short of the initial projection.

At the profit level, some sales promotion expenses and research and development expenses have been shifted to the

latter half of the year, and with the continued efforts to improve the efficiency of expenses, operating income, recurring profit and net income are expected to exceed the original forecasts.

### 2. *Interim Non-consolidated Financial Results for the fiscal term ended June 2004 (January to June 2004)*

(Millions of yen)
Figures are rounded down to the nearest 100 million

| | Net Sales | Operating Income | Recurring Profit | Net Income |
|---|---|---|---|---|
| Provisional results for January ~ June, 2004 (A) | 137,800 | 20,200 | 22,000 | 13,200 |
| Original forecasts for January ~ June, 2004 (B) (announced on February 13, 2004) | 140,000 | 17,500 | 18,500 | 11,000 |
| Difference between A and B | (2,200) | 2,700 | 3,500 | 2,200 |
| Achievement ratio | 98.4% | 115.4% | 118.9% | 120.0% |

### 3. *Consolidated Sales of the Mainstay Products for January 1 – June 30, 2004*

(Millions of Yen)
Figures are rounded off to the nearest 100 million

| | | Provisional Results | Original Forecasts |
|---|---|---|---|
| Prescription Pharmaceuticals | | | |
| | Epogin | 32,000 | 32,500 |
| | Neutrogin | 13,000 | 12,400 |
| | Sigmart | 8,500 | 8,400 |
| | Alfarol | 7,600 | 7,900 |
| | Rituxan | 7,400 | 7,700 |
| | Tamiflu | 7,200 | 7,600 |
| | Furtulon | 6,000 | 7,100 |
| | Kytril | 5,000 | 5,700 |
| | Herceptin | 4,100 | 3,900 |
| | Rythmodan | 3,600 | 3,500 |
| | Suvenyl | 3,200 | 3,600 |
| | Oxarol | 3,100 | 2,800 |
| | Euglucon | 2,600 | 2,500 |
| | Pegasys | 2,300 | 3,900 |
| | Rocephin | 2,200 | 2,500 |
| | Renagel | 1,600 | 1,700 |
| | Evista | 1,500 | - |
| | Xeloda | 900 | 900 |
| Nonprescription products | | | |
| | Varsan | 4,000 | 4,800 |
| | Guronsan Brand | 3,900 | 3,700 |
| | Chugai Ichoyaku Brand | 400 | 500 |

**Translation**

July 21, 2004


| | |
|---|---|
| Name of listed company: | Chugai Pharmaceutical Co., Ltd. |
| Code number: | 4519 (1st Section of Tokyo Stock Exchange) |
| Head office: | 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo |
| Representative: | Osamu Nagayama, President & CEO |
| Inquiries to: | Shizuo Kagoshima, General Manager, Corporate Communications Dept. |
| Tel: | +81-(0)3-3273-0881 |


# F. Hoffmann-La Roche Announces Half Year Results 2004

F. Hoffmann-La Roche (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] owns 50.1% of Chugai's outstanding shares since October 1, 2002. Today, Roche announced its half year results 2004 (January 1 – June 30, 2004). Its press release, presentation materials and half year report can be found on its Website (http://www.roche.com).

Media Release　　　　Half Year Report

Chugai's financial information for the period of January 1 to June 30, 2004 is included in the announced Roche Group's results. These are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan in the methods of depreciation of fixed assets, calculations of the reserve for employee's retirement benefit and retirement benefit expenses, consolidation period for overseas subsidiaries, acquisition accounting method, and classification of extraordinary gains and losses.

Chugai's interim results for fiscal 2004 (January – June, 2004) are scheduled to be announced on August 3, 2004.

Translation



July 30, 2004

Lion Corporation
Chugai Pharmaceutical Co., Ltd.

# Transfer of Nonprescription Products (OTC) Business from Chugai Pharmaceutical to Lion Corporation

July 30, 2004(Tokyo)- Lion Corporation (Head Office: Tokyo, President: Sadayoshi Fujishige) (Hereafter "Lion") and Chugai Pharmaceutical Co., Ltd. (Head Office: Tokyo, President: Osamu Nagayama) (Hereafter "Chugai"), today announced that the two companies have agreed and signed a contract regarding the transfer of Chugai's nonprescription product (OTC: over-the-counter pharmaceuticals) business to Lion, and the insecticide manufacturing business of Chugai's wholly-owned subsidiary Eiko Kasei Co., Ltd. (Head Office: Fukushima Prefecture, President: Akira Namiuchi) (Hereafter "Eiko Kasei") to Lion Packaging Co., Ltd. (Head Office: Chiba Prefecture, President: Eiji Kudo) a wholly-owned subsidiary of Lion.

**[Reason for Lion to buy the business]**

Lion places Pharmaceutical Products business as one of its core business area, together with the Home Products business, in its mid-term management plan (VIPII Plan: Value Innovation Plan Part II), and carries out proactive growth strategies.

Chugai's OTC business includes health tonic drinks and insecticides, which has little duplications with Lion's existing business, enabling a complementary integration in both technology and marketing areas, and synergistic effects from each party's resources are expected. In addition, the integration will strengthen the company's industry position by increasing the total sales to over 50 billion yen.

Lion has made the decision to acquire Chugai's OTC business as it firmly believes that the integration of the two OTC businesses will generate a significant effect to Lion's growth strategy for its pharmaceutical business.

**[Reason for Chugai to sell the business]**

Chugai has entered into an alliance with Roche in October 2002, with the aim to strengthen its core prescription pharmaceutical business. Since then, through close collaboration with Roche, Chugai has been making a full-fledged effort in becoming a global R&D-oriented pharmaceutical company which possesses strengths in the most advanced technologies in such areas as antibody drugs, and also in the small-molecule synthetic drugs, utilizing one of the largest chemical libraries and research information platforms in the world.

On the other hand, the company implemented an "internal company system" from 2001 with its OTC business, in an attempt to improve its earnings towards a sustainable standalone business, together with other measures to reinforce its corporate culture. However, from a company-wide strategic perspective, Chugai has concluded that the transfer of its OTC business to a company which places this business as its core strategic area with complementary synergies with existing brands will maximize the value of its OTC business. This has led to the decision to divest the OTC business to Lion.

**[Subject of transfer]**

(1) OTC business of Chugai Pharmaceutical (Chugai Healthcare Company) and related assets such as trademarks, patents, industrial designs, know-hows, personnel, and positions in contracts

(2) Insecticides business of Eiko Kasei

**[Schedule of transfer]**

| | |
|---|---|
| July 29, 2004 | Meeting of the Board of Directors of Lion |
| July 30, 2004 | Meeting of the Board of Directors of Chugai<br>Contract has been signed following the Board's approval |
| End of 2004 | Closing (planned) |

**[Outline of the Companies (as of December 2003)]**

*Chugai's and Eiko Kasei's results are based on nine-month fiscal year of April – December 2003

**Lion Corporation**

| | |
|---|---|
| Established | 1918 |
| Paid-in Capital | ¥34,433.72 million |
| Net Sales | Consolidated (¥308.5 billion), nonconsolidated (¥273.6 billion) |
| Recurring Profit | Consolidated (¥11.2 billion), nonconsolidated (¥7.8 billion) |
| Number of Employees | Consolidated (5,594), nonconsolidated (2,558) |
| Business | The manufacture and sale of toothpastes, toothbrushes, soaps, cleansers, hair- and skin-care products, pharmaceuticals, and chemicals |

**Chugai Pharmaceutical Co., Ltd.**

| | |
|---|---|
| Established | 1925 |
| Paid-in Capital | ¥68.2 billion |
| Net Sales | Consolidated (¥232.7 billion), nonconsolidated (¥222.1 billion) |
| Recurring Profit | Consolidated (¥43.9 billion), nonconsolidated (¥40.4 billion) |
| Number of Employees | Consolidated (5,680), nonconsolidated (4,977) |
| Business | Import/export, manufacturing and marketing of pharmaceuticals and quasi-drugs |

**<<Chugai Pharmaceutical Nonprescription Products (OTC) Business>>**

| | |
|---|---|
| Net Sales | ¥14.6 billion (health tonic drinks: ¥7.5 billion, insecticides: ¥4.0 billion) |
| *Reference Sales | ¥19.9 billion (12 months result for the fiscal year ended March 2003) |
| Number of employees | 188 |

Major Branded Products

| Product Name | Description |
|---|---|
| Guronsan | Health tonic drink |
| Guromont | Health tonic drink |
| Varsan | Insecticides (fumigators) |
| Chugai Ichoyaku | Gastrointestinal drug |
| Alpen | Syrup for infants cold |
| Zenol | Topical analgesic and anti-inflammatory |
| Pair Acne | Acne treatment |

**Lion Packaging Co., Ltd.**

| | |
|---|---|
| Established | 1976 |
| Location | Ichihara-shi, Chiba Prefecture |
| Paid-in Capital | ¥1.8 million (100% Lion) |
| Net Sales | ¥7.4 billion |
| Number of Employees | 126 |
| Business | Manufacture and marketing of synthetic resin containers, etc. |

**Eiko Kasei Co., Ltd.**

| | |
|---|---|
| Established | 1967 |
| Location | Yabuki-cho, Nishishirakawa-gun, Fukushima Prefecture |
| Paid-in Capital | ¥50 million (100% Chugai) |
| Net Sales | ¥1.4 billion |
| Number of Employees | 35 |
| Business | Manufacture and marketing of insecticides |

Contacts:
Lion Corporation, Public Relations Department (03-3621-6661)
Chugai Pharmaceutical, Corporate Communications Department (03-3273-0881)

August 25, 2004

**Translation**

Name of listed Company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Tel:03-3273-0881

# Results of the Early Retirement Program

Following are the results of the Early Retirement Program which was announced on May 18, 2004.

## 1. Contents of the Early Retirement Program

| | | |
|---|---|---|
| (1) | Eligibility: | Employees aged 40 or over as of September 30, 2004 |
| (2) | Number of Applicants: | Unspecified as a voluntary program |
| (3) | Retirement Payments: | Additional retirement payments to be paid on top of regular retirement payments to eligible personnel |
| (4) | Application Period: | July 20, 2004 - August 6, 2004 |
| (5) | Retirement Date: | September 30, 2004 |

## 2. Results

Number of Applicants: 216

## 3. Impact on Business Prospects

An extraordinary loss of 4.2 billion yen as additional retirement payments is expected to be incurred in the fiscal year 2004. No revisions will be made to neither nonconsolidated nor consolidated financial forecasts for fiscal year 2004 announced on February 13, 2004.

September 6, 2004

**Translation**

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:03-3273-0881

## Notice of the Establishment of the 'Chugai Clinical Research Center Co., Ltd.'

September 6, 2004 (Tokyo) – Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the new establishment of the 'Chugai Clinical Research Center Co., Ltd.'("CCRC") , which has been set up in order to realize more efficient and highly specialized clinical research functions, with operations scheduled to commence from October 1, 2004.

CCRC has been established as the new global center for clinical research carried out by members of the Chugai group. By concentrating to CCRC all clinical research from trials conducted in the US, EU and Japan, we will be able to further strengthen relations between the three operative sites, shorten the development periods and achieve greater overall efficiency in global development.

The main functions of CCRC will be statistical analysis and data management, clinical pharmacology, GCP management and domestic monitoring. However, through centering to CCRC all clinical-related work possible for outsourcing, we will also be able to create improved efficiency in work as well as lower operational costs.

Following its strategic alliance with F. Hoffmann-La Roche, Chugai has been expanding its market presence in order to achieve the level of growth required of a top domestic pharmaceutical company that boasts a global business infrastructure. With the foundation of the CCRC, in addition to fortifying current global clinical development, Chugai hopes to establish even stronger business structures that will subsequently improve both the quality and speed of development.

[ Reference ]

## Outline of the 'Chugai Clinical Research Center Co., Ltd.'

| | |
|---|---|
| 1. New Company name | Chugai Clinical Research Center Co., Ltd. |
| 2. Location of HQ | 2-1-9 Kyobashi, Chuo-ku, Tokyo, Japan |
| 3. Capital | ¥50 million (100% Chugai) |
| 4. Operations | 1) Statistical analysis, data management, clinical pharmacology and GCP management functions relating to clinical trials in the US, EU and Japan.<br>2) Monitoring of domestic clinical development of all Chugai group products in development. |
| 5. Representative | President, Mr. Koichi Shoji (Vice President of Chugai Pharmaceutical Co., Ltd.) |
| 6. Date Established | October 1, 2004 |
| 7. Number of Employees | At the time of establishment, CCRC will be staffed by around 50 employees who will be seconded from Chugai as well as a number of experts who are to be newly contracted by CCRC. |

September 30, 2004

**Translation**

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head Office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Shizuo Kogoshima, General Manager, Corporate Communications Dept.
Tel: 03-3273-0881

# Restructuring Retirement Pension Program

September 30th, 2004 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the returning of substituted portion of welfare pension fund plan, reduction of company benefit rate of welfare pension fund plan, and elimination of current Retirement Annuity Plan II (Tax Qualified Pension Plan) along with the introduction of a new policy which allows for the option of either adopting the new Defined Contribution Pension Plan or receiving advanced payment of retirement benefit as the new policies for its retirement pension program starting October 1st, 2004.

Since its implementation of a tax qualified pension plan in 1983, Chugai has strived to expand its Retirement Pension Program by switching to welfare pension fund plan in 1994 in order to increase its severance package, and adopting the Retirement Annuity Plan II in 2001 in response to the raised starting age for payment in the employees' pension plan. Meanwhile, Chugai has been working towards improving the financial health of the pension program through early amortization in order to compensate for shortages in pension program funds, as well as a reduction of company benefit rate for welfare pension fund plan from 5.5% to 4.5% in fiscal 2000.

However, in an uncertain economic climate, the current retirement pension program will undoubtedly become a risk factor to corporate earnings.
Because a severe impact on the current retirement pension program as well as on current employees is possible if the current retirement pension program is left unchanged, decisions were made to restructure the program so that it can withstand the changing socio-economic climate including interest rates and management environment.

Changes made in the restructuring are as follows:

- Returning of substituted portion of Welfare Pension Fund Plan.
- Reduction of the company benefit rate of welfare pension fund from 4.5% to 2.5%.
- Elimination of current Retirement Annuity Plan II (Tax Qualified Pension Plan) and introduction of a new policy which allows for the option of either adopting the new Defined Contribution Pension Plan, or receiving advanced payment of retirement benefit.

The extraordinary gain from the elimination of the Retirement Annuity Plan II and from the return of the substituted portion (as of October 2004) of welfare pension fund plan to the government will be recorded in fiscal years December 2004 and December 2005 respectively.

(Reference)

# Overview of Retirement Pension Program Restructuring


(Current)
(New)
Severance Payment
20%
20%
60%
Employees' Pension Plan
Lump Sum Payment Plan
Tax Qualified Pension Plan
Welfare Pension Fund Plan
Life Annuity with 4.5% Payment Rate
Company Support
Extra Portion
Substituted Portion
Base Portion
Employees' Pension Plan
Lump Sum Payment Plan
Defined Contribution Pension Plan
option
Advance Payment
Defined Benefit Corporate Pension
Life Annuity with 2.5% Payment Rate
Employees' Pension Plan (Former Substituted Portion)
Employees' Pension Plan

## Overview of Defined Contribution Pension Plan

| | |
|---|---|
| 1. Eligibility: | Employees who have opted for the Defined Contribution Pension Plan |
| 2. Installment: | Approximately 20% of severance payment |
| 3. Benefit Period: | Five years |
| 4. Benefit Amount: | Option within the limits within 1/20 and 1/2 of pension asset at the payment start |
| 5. Investment Plans: | 17 products |

## Overview of Advanced Payment of Retirement Benefit

| | |
|---|---|
| 1. Eligibility: | Employees who have opted for the advanced payment |
| 2. Installment: | Approximately 20% of the severance payment |
| 3. Payment Schedule: | Paid in addition to the two bonuses per year |

**Translation**

October 14, 2004

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO Osamu Nagayama,
Inquiries to: Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

# F. Hoffmann-La Roche Announces Third Quarter Sales 2004

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its third quarter sales 2004 (January 1 – September 30, 2004). Roche owns the majority of Chugai's outstanding shares since October 1, 2002 (50.5% as of September 30, 2004). Its press release and presentation materials can be found on its Website (http://www.roche.com).

Media Release Presentation

Chugai's sales for the period of January 1 to September 30, 2004 are included in the announced Roche Group's sales. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's third quarter results for fiscal 2004 (January – September, 2004) are scheduled to be announced on October 21, 2004.

**Translation**



October 21, 2004

| | |
|---|---|
| Name of listed company: | Chugai Pharmaceutical Co., Ltd. |
| Code number: | 4519 (1st Section of Tokyo Stock Exchange) |
| Head office: | 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo |
| President & CEO: | Osamu Nagayama |
| Inquiries to: | Shizuo Kagoshima, General Manager, Corporate Communications Dept. |
| Tel: | +81-(0)3-3273-0881 |

# Notice Concerning Acquisition of the Company's Own Shares

The Board of Directors of Chugai Pharmaceutical Co., Ltd., at its meeting on October 21, 2004, resolved an acquisition of own shares pursuant to paragraph 1, item 2 of Article 211-3 of the Japanese Commercial Code. Details of the resolution are as follows.

**1. Reason for acquiring Chugai's own shares**

For the purpose of implementing a flexible capital policy to cope with the changes in business environment in accordance with the Company's articles of incorporation.

**2. Details of acquisition**

| | |
|---|---|
| (1) Type of shares to be acquired | Chugai's Common Stock |
| (2) Number of shares to be acquired | 1 million shares (maximum)<br>(Percentage to the total number of issued shares: 0.2%) |
| (3) Total amount of shares to be acquired | ¥1,700 million (maximum) |
| (4) Schedule for acquisition of Chugai's own shares | October 22, 2004 to December 16, 2004 |

(Note)

Status of treasury stock as of September 30, 2004

| | |
|---|---|
| Total number of issued shares (excluding treasury stock) | 546,607,832 shares |
| Treasury stock | 4,386,620 shares |

**Translation**

November 16, 2004

| | |
|---|---|
| Name of listed company: | Chugai Pharmaceutical Co., Ltd. |
| Code number: | 4519 (1st Section of Tokyo Stock Exchange) |
| Head office: | 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo |
| President & CEO: | Osamu Nagayama |
| Inquiries to: | Shizuo Kagoshima, General Manager, Corporate Communications Dept. |
| Tel: | +81-(0)3-3273-0881 |

# Notice Concerning Completion of the Acquisition of the Company's Own Shares

Chugai Pharmaceutical Co., Ltd., announces that the acquisition of own shares, as resolved at its meeting of Board of Directors held on October 21, 2004, pursuant to paragraph 1, item 2 of Article 211-3 of the Japanese Commercial Code was completed.

| | | |
|---|---|---|
| 1. | Acquisition period | October 22, 2004 to November 16, 2004 |
| 2. | Number of shares acquired | 1,000,000 shares |
| 3. | Total acquisition cost | 1,642,702,200 yen |
| 4. | Acquisition method | Acquisition on the Tokyo Stock Exchange |

<Reference 1>

Acquisition of stock resolved in the meeting of Board of Directors held on October 21, 2004

| | |
|---|---|
| Type of shares to be acquired | Chugai's Common Stock |
| Number of shares to be acquired | 1 million shares (maximum) |
| Total amount of shares to be acquired | ¥1,700 million (maximum) |
| Acquisition Period | October 22, 2004 to December 16, 2004 |

<Reference 2>

Status of treasury stock as of November 16, 2004

| | |
|---|---|
| Total number of issued shares (excluding treasury stock) | 545,612,839 shares |
| Treasury stock | 5,388,168 shares |

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

**Translation**

## Chugai Relocates U.S. Subsidiaries

November 16, 2004(Tokyo) -Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that it will relocate its U.S.-based clinical development subsidiary, Chugai Pharma U.S.A., LLC [Head office: San Diego, U.S.A.; President and CEO: David J. Mazzo] and its holding company, Chugai U.S.A., Inc. [Head office: San Diego, U.S.A.; President and CEO: Takeshi Yoshida] as stated below.

New Address:

Chugai Pharma U.S.A. LLC
Crossroads Business Center,
1 Crossroads Drive, Building A/2nd floor,
Bedminster, NJ 07921 USA

Chugai U.S.A., Inc.
Crossroads Business Center,
1 Crossroads Drive, Building A/2nd floor,
Bedminster, NJ 07921 USA

(There is no change to Chugai U.S.A., Inc., New York Office)

Effective Date: April 1, 2005 (planned)

Reason for relocation: To enhance global development capabilities

Roche A member of the Roche group
CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp



**Translation**

# Expansion of Indication: Cephalosporin Antibiotic Ceftriaxone Sodium (Product Name: Rocephin®) for injection

July 2nd, 2004 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced that "*Neisseria gonorrhoeae* and pharyngitis, urethritis, cervicitis, pelvic inflammatory disease, epididymitis, and rectitis" were approved as newly added indications for ceftriaxone sodium for injection (product names: Rocephin® Intravenous 0.5g, Rocephin® Intravenous 1g, Rocephin® Intravenous Drip 1g Bag - referred as "Rocephin®" hereafter) on June 22, 2004.

In regards to the approved administration and dosage of "Rocephin®" against "gonococcal infection", the usual adult daily dose is "1 gram (titrated) given once a day, single dose intravenous infusion or once a day, single dose intravenous drip infusion" for "pharyngitis, urethritis, cervicitis, and rectitis", and its efficacy is expected by the administration on the first day. Also, for the treatment of "pelvic inflammatory disease and epididymitis", the usual adult daily dose is "1 gram (titrated) given once a day through intravenous infusion or intravenous drip infusion."

In recent years, a growing number of gonococcal infected patients have been seen in younger age groups. Because tolerance against traditional treatments for gonococcal infection has led to more refractory cases, proper use of drugs that possess expected treatment effects[1] is being highly required.
Efficacy of "Rocephin®" for gonococcal infection has been well recognized. "Rocephin" is now recommended as a standard therapy in various treatment guidelines[2].

"Rocephin®" is a cephalosporin antibiotic for injection which was synthesized by F. Hoffmann-La Roche ("Roche") [Head Office: Basel, Switzerland. President & CEO: Franz B. Humer] in 1978 and launched in Japan in 1986. With its strong antibacterial activity and a broad antibacterial spectrum, clinical efficacy of "Rocephin®" against various bacterial infection diseases is highly valued. Also, "Rocephin®" is the only cephalosporin injection drug that enables one administration per day, which has made possible the intravenous antibiotic therapy for outpatients.

Chugai places infectious diseases therapy as one of its key areas of focus. It is our belief that this expansion of indication for "Rocephin®" will allow us to make an additional contribution to the further development of infectious diseases therapies.

1 Masatoshi Tanaka, et al.: The Nishinihon Journal of Urology. 64: 324-337, 2002
2 Japanese Journal of Sexually Transmitted Diseases Vol.15, No1 Supplement, 2004,
Sexually Transmitted Diseases Treatment Guidelines 2002 (CDC),
Guidelines for the management of sexually transmitted infections (WHO)

Roche A member of the Roche group
CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp



**Translation**

# Expansion of Indication: Anti-Influenza Drug Oseltamivir Phosphate (Product Name: Tamiflu® Capsule 75)

July 13th, 2004 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced that "prophylaxis of A or B-type influenza" was approved as a newly added indication for the anti-influenza drug oseltamivir phosphate [product name: Tamiflu® Capsule 75[1)]] on July 9, 2004.

When administering Tamiflu® Capsule 75 for the "prophylaxis of A or B-type influenza", target person and administration method are regulated in detail as seen on the package insert, in the written warning for the "Administration and Dosage" and "Indication" sections.
Chugai believes that the fundamentals of influenza infection prophylaxis lie in yearly vaccine inoculations performed before each start of the influenza season, and that this cannot be replaced by prophylactic administrations of Tamiflu® Capsule 75.
For those family members and other cohabitants of influenza patients exposing the influenza virus, the risk of infection becomes clearly higher. The reduction of infection risk under this type of condition is the clinical significance of the prophylactic administration of Tamiflu® Capsule 75.
For those at or over the age of 65 or those considered "high risk patients[2)]" at or over the age of 13 who cohabit with patients displaying influenza symptoms, this approval for additional indication will make possible the once a day, 75mg oral administration of Tamiflu® Capsule 75 within 2 days of contact with influenza patients, for a period of 7 to 10 days.

In regards to "prophylaxis of A or B-type influenza" as an approved additional indication, prophylactic administration is not targeted for "anyone, anytime", and is only intended for use within a short period after contact with influenza patients. It is Chugai's intent to make earnest efforts in thoroughly providing information so that these points are clearly understood by health care professionals.
In addition, when used for "prophylaxis of A or B-type influenza," Tamiflu® Capsule 75 will not be reimbursed by the national health insurance.

Chugai places infectious diseases therapy as one of its key areas of focus. It is our belief that this expansion of indication for Tamiflu® Capsule 75 will allow us to make an additional contribution to the further development of infectious diseases therapies.

1) The prophylactic administration of "Tamiflu® Dry Syrup 3%" is not approved.
2) "High risk patients": Patients suffering from chronic respiratory diseases ["COPD" (chronic obstructive pulmonary disease), bronchial asthma, chronic bronchitis, pulmonary tuberculosis, etc.], chronic cardiac diseases (cardiac failure, valvular disease, myocardial infarction, etc.), metabolic diseases (diabetes, etc.), and renal dysfunctions.

A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

**Translation**

## New Product Release: "Kamemushi Varsan®"

July 26th, 2004 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the August 2nd, 2004 release of "Kamemushi Varsan®", an insecticidal fumigant targeted for harlequin bugs as a part of broadening the Varsan® brand home-use insecticide line-up.

Some kind of harlequin bugs, which are often referred to as "stink bugs", immigrate into house in autumn, overwinter there and disrupt everyday life by emitting a peculiar, unpleasant odor (an alarm pheromone) when touched.

In respect to the extermination of harlequin bugs, Chugai has been made aware of consumers requesting the product release of an insecticidal fumigant targeting harlequin bugs for some time. "Kamemushi Varsan®" has been developed as an anti-nuisance insecticidal fumigant highly effective in the extermination of indoor harlequin bugs in order to answer to these consumer requests.

"Kamemushi Varsan®" thoroughly eradicates even those harlequin bugs which hide in concealed areas with its powerful emission of insecticidal ingredients made possible by the use of fumigation technologies unique to Varsan. In addition, the fume-form of "Kamemushi Varsan®" will not stimulate harlequin bugs, avoiding the release of their peculiar, unpleasant odor (an alarm pheromone).

The active ingredients in "Kamemushi Varsan®" are phenothrin with its characteristic of forcing harlequin bugs from their concealed hiding places, and metoxadiazone with its highly effective insecticidal characteristic.

Thanks to these ingredients, "Kamemushi Varsan®" is effective not only against harlequin bugs, but also against those nuisance pests such as centipedes, millipedes whichi immigrate into house, psocids and pharaoh ants which can mass generate indoors on rare occasions.

Through the release of "Kamemushi Varsan®", Chugai endeavors to broaden the Varsan® brand line-up and enhance the level of hygiene and comfort for even a greater number of consumers.

# "Kamemushi Varsan®" Product Summary

Characteristics:

- Single-application extermination without causing the release of bad odors.
- Immediate extermination of psocids and pharaoh ants, which can mass generate.
- Effective against unpleasant pests such as centipedes and millipedes.
- Effective throughout entire application area while being easy to use.

| | |
|---|---|
| Product | Kamemushi Varsan® |
| Classification | Insecticidal fumigant |
| Application | Nuisance pests such as harlequin bugs, psocids, cigarette beetles, pharaoh ants, centipedes, and millipedes |
| Composition | Metoxadiazone (Oxadiazol)<br>Phenothrin (Pyrethroid) |
| Content Volume | 25 grams (For $9m^2$ to $17m^2$ coverage area) |
| Recommended Retail Price (Excluding Tax) | 780 Yen |
| Sales Region | Nationwide (Pharmacies/Drug Stores) |

Product Photo:


バルサン
カメムシ
チャタテムシ
アリ
カメムシ
バルサン
6~10

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL: +81-(0)3-3273-0881
FAX: +81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp

CHUGAI



## Translation

### Nationwide Release of the Half-body Bathing Refreshment Drink (Soft Drink) "YUAMI"

September 21st, 2004 (Tokyo) – Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the nationwide product release (some regions excluded) of the half-body bathing refreshment drink (soft drink) "YUAMI". YUAMI was released in limited areas in June 2004.

In recent years, popularity of "half-body bathing", a relaxation technique involving the prolonged bathing of the lower body in lukewarm water, has been gaining among females. Surveys taken by various companies and research firms have revealed that many women, especially those in their 20's, have actual experience in practicing "half-body bathing".
Thus with the concept of "Good to the last swallow during bathing" and "Clean flavor that is effortlessly absorbed by the perspiring body", Chugai has developed "YUAMI", a soft drink designed to replenish vital fluids lost during bathing.

By combining ingredients which support both beauty and health such as "L-Carnitine", "Royal Jelly", and "Indian Long Pepper Extract (Pippali)", "YUAMI" offers itself as an item which supports a refreshing "half-body bathing" experience. Because it is widely accepted that about "one glass" of fluids is needed to replenish the body after bathing over 20 minutes, "YUAMI" has been designed in a 200ml (approximately "one glass") form.
Also, "YUAMI" is offered in a plastic bottle with a solid gripping surface to avoid accidental breakage in the bath.

Through the release of "YUAMI", Chugai will effectively support the practice of "half-body bathing" and will contribute to the realization of comfortable lives of people.

(Reference)

## "YUAMI" Product Summary

| | |
|---|---|
| Product | "YUAMI" |
| Classification | Soft Drink |
| Composition | Saccharide (high fructose soluble sugar (HFSS), sucrose), L-Carnitine, Royal Jelly, Indian Long Pepper ("Pippali") Extract, Acidifier, Flavoring, Artificial Colors (enzymatically modified rutin, cochineal), Antioxidant (vitamin C) |
| Content Volume | 200ml per bottle |
| Container | Plastic Bottle |
| Shipping Packaging | 1 Bottle (200ml plastic bottle) x 6 bottles x 5 |
| Expiration Period | 9 months after production |
| Recommended Retail Price (Excluding Tax) | 160 yen |
| Sales Region | Nationwide (Some regions excluded) |


YUAMI

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

CHUGAI

**Translation**

## Presentation to the American Society for Bone and Mineral Research on Japanese Early Phase II Trial Data on 'CHS13340' Intranasal PTH (1-34) Therapy

October 5th, 2004(Tokyo) -Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced that a verbal presentation on the results of a study showing clinical efficacy in the early phase II clinical trials of the 'CHS13340' intranasal PTH (1-34) therapy being co-developed by Chugai and Daiichi Suntory Pharma Co., Ltd. ("Daiichi Suntory") [Head Office: Chiyoda-ku, Tokyo. President: George Nakayama] in Japan was given by Professor Toshio Matsumoto, Department of Medicine and Bioregulatory Sciences, University of Tokushima Graduate School of Medicine, at the conference of the American Society for Bone and Mineral Research ("ASBMR") held in Seattle, Washington, US, at 5 pm (local time) on October 4. This item was also one of the topics selected for the press conference for the ASBMR at midday (local time) on October 1, prior to the actual presentation.

PTH possesses an osteogenic effect, and has been regarded as a promising treatment for osteoporosis. The subcutaneous injection formulation of PTH has been launched in Europe and the US. 'CHS13340' is a nasal spray formulation of human recombinant PTH (1-34) - a parathyroid hormone consisting of 34 amino acids. Chugai has been committed to the development of a non-invasive PTH therapy for the greater convenience of patients undergoing treatment.

These early Phase II trials were conducted in order to study the onset action of 'CHS13340' in Japanese osteoporosis patients, as well as to study optimal dosage levels. The 92 osteoporosis patients were divided into three sub-groups according to dosage. A 2.4% increase in bone mass was confirmed at a dosage of 1000μg per day after the patients had received 'CHS13340' daily for three months. Although a few cases of transient increases in blood calcium levels after intranasal administration were observed, patient blood calcium levels returned to normal on the following day, and no clinically significant adverse events were observed.

On the basis of the findings presented at the ASBMR, additional clinical development and research, including administration studies, over the longer term to further study the efficacy and safety of the therapy will take place.

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

CHUGAI



October 27, 2004

Translation

**Antibody Research by Chugai Pharmaceutical will be Published in *blood*, the American Society of Hematology Journal**

Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that the results of its research in small molecular agonist antibody drugs has been accepted by the American Society of Hematology and will be published in the January 15, 2005 issue of *blood*, under the title "A Novel Therapeutic Approach for Thrombocytopenia by Minibody Agonist of the Thrombopoietin Receptor."

The antibody introduced in *blood* is characterized by the fact that they bind to the thrombopoietin (TPO) receptors and act as an agonist exhibiting TPO-like activity.
Many of the existing antibody drugs act as antagonists, binding to the target molecule and blocking its activity, or else produce a therapeutic effect by attacking the antigen cells through an immune reaction similar to that of the antigen-antibody reaction that occurs in living organism.
The intensive focus on the next generation antibody drug research at Chugai has enabled discovery of the new type agonist antibody, which can be applied to TPO, enhancing its potential to become a commercial drug.

According to previous research, agonist antibodies acting on TPO receptors exhibit very weak agonist activity and have not been found to be fully pharmacologically effective. To overcome this particular weakness, by engineering monoclonal antibody against the thrombopoietin receptor, Chugai has successfully created a small molecular agonist antibody, the agonist minibody, that exhibit activity as strong as that of natural TPO. The agonist minibody binds effectively to the receptors and is able to transmit signals within the cell, requiring only small amounts of minibodies. The minibody is also expected to possess excellent safety profile as an antibody drug.

This newly and successfully developed TPO agonist minibody is expected to be applied to the treatment of thrombocytopenia. Thrombocytopenia is found in patients undergoing cancer chemotherapy and diseases involving dyshematopoiesis, where platelet transfusion has been the preferred treatment. However, there have been issues related to safety, cost, and the short shelf life of blood platelet drugs.
If further research on the TPO agonist minibody demonstrates its clinical efficacy, this therapy could provide a further option in the treatment of thrombocytopenia as the world's first small molecular agonist antibody. The TPO agonist minibody is currently at the preclinical stage, and the research effort is being accelerated toward earlier commencement of its clinical trials.

Chugai has long been involved in research and development on biopharmaceuticals and their commercialization. Chugai's first effort in this area was in commercializing bioactive proteins such as the recombinant human erythropoietin(EPO) and the recombinant human granulocyte-colony stimulating factor(G-CSF). This was followed by development and commercialization of humanized antibodies through amino acid replacement in proteins such as humanized anti-human IL-6 receptor monoclonal antibody, MRA, illustrating the second effort. The third effort is realized by this successful development of the small molecular agonist antibody.

Chugai is committed to create medical products that benefit many patients by dedicating itself to research and development on antibody drugs with original and unique profiles.

The article may be found in the *blood* Web site (http://www.bloodjournal.org/), as the early online posting of accepted articles under "First Edition Papers," prior to actual publication.

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL: +81-(0)3-3273-0881
FAX: +81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp

CHUGAI

Translation

# Operation of WISDOM: Chugai's Integrated Electronic Document Management System Supporting the CTD Inclusive of R&D to Submission

November 4th, 2004 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head office: Tokyo, Japan; President and CEO: Osamu Nagayama] (hereinafter, "Chugai") hereby announces that an electronic document management system (hereinafter, "WISDOM": Worldwide Integrated System for Document Organization and Management) has been in operation since July 2004. "WISDOM" makes use of Chugai's own established system, and it is designed to address the requirements of the CTD (Common Technical Document), which specifies the format in which documents in a filing dossier are to be submitted to the respective authorities. The CTD was investigated and authorized by the ICH, an international conference involving Japan, the US, and the European Union aimed at the harmonization in the interpretation and application of technical guidelines and requirements for product registration.

"WISDOM" is a system for electronically managing the lifecycle and archiving of all documents which are submitted for approval of a new drug, related to product quality control, non-clinical and clinical studies, and regulatory affairs (RA) from its creation to publishing. It also addresses the regulations concerning electronic records and signatures, which were originally advanced by the European Commission and FDA and now also by Japan's Ministry of Health, Labour and Welfare. And, it has the capability of functioning together with statistical analysis systems. Aimed at improving usability for Chugai's employees as well as document quality, templates have been set up within "WISDOM" that serve as standards for each document type.

"WISDOM" has wide-ranging applicability in the process of creating filing dossiers, and as such, it is currently available to approximately 700 Chugai employees, who are involved in submission-related activities, with future plans for applicability to all employees engaged in R&D and RA. "WISDOM" may also be set up for use in Chugai's overseas subsidiaries (Chugai Pharma Europe and Chugai USA), with the role of central server in creation of tripartite filing dossiers borne by the Chugai group.

"WISDOM" is fully equipped for in-house training aimed at smooth application, and it is set up as a cooperative network encompassing all Divisions of the Company. Additionally, a dedicated publishing team has also been established, charged with creation of eCTD leaf documents and XML instance for use in application filings.

"WISDOM" will also serve as the basis for exchange of application-related documents with F. Hoffmann-La Roche Ltd. [Head Office: Basel, Switzerland; CEO: Franz B. Humer], with which Chugai has concluded a strategic alliance. This will enable the reform of an integrated process and system that will address the CTD/eCTD issue.

"WISDOM" is positioned as the core system for document creation up to the stage of application for approval, and Chugai is increasing reliability by utilizing this system to further improve the quality of application documents for approval, by providing a more efficient creative process, and by managing and archiving the complete lifecycle process.

Definitions

| | |
|---|---|
| ICH | Abbreviated term for "International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use" |
| Lifecycle process | Series of steps performed for the creation of documents up to the review/approval |
| CTD | A harmonized common format for the preparation of a well-structured Common Technical Document for applications that will be submitted to regulatory authorities |
| eCTD | The electronic format of the ICH Common Technical Document |
| Electronic records | Collective information including data (characters, numeric values, figures, etc.) created, revised, maintained, archived, and distributed using a computer system |
| Electronic signature | Data in electronic form, which is a series of codes/keys created, adopted, checked, and endorsed by an individual signatory, serving as a legally binding equivalent of a handwritten signature and associated with electronic records |
| Leaf document | The element file of documents submitted in eCTD format |
| XML Instance | An XML (XML - Extensible Markup Language. An ISO standard for describing structured information in a platform-independent manner.) constructive document |

Roche A member of the Roche group

Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

CHUGAI

**Translation**

## Chugai Takes Supportive Measures for Niigata Chuetsu Earthquake Disaster Area

November 15, 2004 (Tokyo)-Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that it has made a donation that includes cash, prescription drugs such as "Tamiflu®", an anti-influenza drug, and some nonprescription(OTC) drugs such as "Alpen® Children's Cold Medicine" in order to support residents affected by Niigata Chuetsu Earthquake occurred on October 23.

Chugai wishes that the quake victims may recover normal life as soon as possible and that the disaster areas may be restored promptly.

The details of the donation:

1. Cash
   Donated to: Disaster Control Headquarters of Niigata Prefecture
   Donated amount : JPY10,000,000

2. Prescription drugs
   (Donated upon request from National Hospital Organization's Disaster Control Headquarters)
   - 20,000 capsules of anti-influenza drug "Tamiflu® Capsule 75"
   - 25,000 tablets of sleep disorder reliever "Amoban® Tablet 7.5"
   - 12,500 tablets of antiarrhythmic "Rythmodan® R Tablet 150mg"

3. Nonprescription(OTC) drugs
   (Donated upon request from Niigata Prefecture Drug Retail Association)
   - 300 packs of "Alpen® Children's Cold Medicine K Fine Granule -12 bags"
   - 300 packs of "Alpen® Children's Cold Medicine J Fine Granule -12 bags"
   - 500 packs of "New Chugai Digestive Medicine Granule (Shin Chugai Ichoyaku) - 28 bags"
   - 300 packs of "Chugai Antidiarrheic (Chugai Geridome) - 12 bags"

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL: +81-(0)3-3273-0881
FAX: +81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp

CHUGAI



**Translation**

# Chugai to Join University of Tokyo Hospital "The Twenty-second Century Medical Center" Project

December 21, 2004 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that Chugai would participate in "The Twenty-second Century Medical Center" project being planned by the University of Tokyo Hospital ('UOTH').

"The Twenty-second Century Medical Center" planned by UOTH is a medical center currently scheduled to be established in 2006 as a true representative of its business-academia collaboration for the purpose of further pursuing its original nature as a national university hospital to meet the public interest and good as well as seeking and realizing its economic independence as a business entity after becoming a National University Corporation.

Having bone and joint diseases as one of the strategically targeted therapeutic areas, Chugai currently markets high molecular weight hyaluronic acid, a treatment for joint pain associated with rheumatoid arthritis, and develops "MRA", a treatment for rheumatoid arthritis (RA). Chugai also has put its experience and the results of the research for cartilage metabolism into investigation of the risk factors for the onset of symptoms in osteoarthritis. With intention to dramatically develop these efforts to a joint business-academia project of great social significance, Chugai has made a decision to set up 'The Clinical Research for Joint Disorders' in "The Twenty-second Century Medical Center" in March 2005.

'The Clinical Research for Joint Disorders' aims to identify risk factors for arthritic disorders, close in on the molecular backgrounds, and identify target molecules for therapies. The specific research subjects shall include i) establishment of the largest ever database unmatched by those seen in any of the past clinical researches on arthritic disorders by collecting lifestyle data, environmental factors and genome information from arthritic disease patients, ii) unraveling from the database of the risk factors for arthritic disorders based on statistical procedures as well as determining the characteristics of the disease by combining the collected information, and iii) analysis of current therapies, particularly to assess both the benefits and efficacy of the high molecular weight hyaluronic acid together with investigation of the possible therapies of choice relevant to the identified characteristics of the diseases found from aforementioned efforts.

Chugai is confident that its participation in the UOTH "The Twenty-second Century Medical Center" project will form the first step to realize "tailor-made" therapies based on each individual's data, in the bone and joint diseases area.